Exhibit 99.3

MANAGEMENT INFORMATION CIRCULAR AND NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TOGETHER APRIL 25, 2023 CN-40 Book - Circulaire 2023 - EN.indb 1 2023-03-13 19:53

Notice of Annual Meeting of Shareholders In consideration of the health and safety of our shareholders, directors and employees and in light of the accessibility of the virtual platform, our annual meeting of holders of common shares will be conducted virtually via a live webcast meeting on 8uesda] ApriPɸҍҐɸҍҔҍҎ at ɰҔҔҔɸa.m. (Eastern Daylight Time) at [[[.virtuaPsharehoPdermeetinK.comC2-ҍҔҍҎ. At this website, shareholders will be able to attend the meeting live, submit questions in writing or orally and vote their shares while the meeting is being held. As always, we encourage you to vote your shares prior to the annual meeting. For the purposes of: 1. receiving the consolidated financial statements for the year ended December 31, 2022, and the auditors’ reports thereon; 2. electing the directors; 3. appointing the auditors; 4. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 11 of the accompanying management information circular) accepting the Company’s approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the accompanying management information circular; 5. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 11 of the accompanying management information circular) accepting the Company’s Climate Action Plan as disclosed in the accompanying management information circular; and 6. transacting such other business as may properly be brought before the meeting or any adjournment or postponement thereof. The Board of Directors has fixed March 3, 2023 as the record date for the determination of the holders of common shares entitled to receive notice of the meeting and vote at the meeting. By order of the Board of Directors Cristina CircePPi Vice-President, Corporate Secretary and General Counsel March 7, 2023 Montreal, Quebec CN-40 Book - Circulaire 2023 - EN.indb 2 2023-03-13 19:53

CN | Management Information Circular 2023 1 Letter to Shareholders March 7, 2023 Dear Shareholder, On behalf of the Board of Directors (“Board”) and management of Canadian National Railway Company (“the Company” or “CN”), we cordially invite you to attend the annual meeting of shareholders (“Meeting”), which will be held online on April 25, 2023, at 10:00 a.m. (Eastern Daylight Time). Our management information circular (“Information Circular”) describes the business to be conducted at the Meeting and provides information on executive compensation and CN’s environmental, social and governance practices. In addition to these items, we will discuss highlights of our 2022 performance and our plans for the future. CN values the support and perspectives of our shareholders, and we are making it a priority to engage openly with all our shareholders and keep you informed of our plans and progress. CN is committed to long-term value creation through strong financial performance, shareholder distributions, a strong balance sheet, sound capital investment and Delivering Responsibly. Our business strategy of Powering Sustainable Growth rests on our sustainability foundation, moving our customers’ goods safely and efficiently, doing so in a manner that minimizes our impact on the environment, attracting, engaging and retaining top talent, helping build safer and stronger communities, especially with our Indigenous neighbours, all while adhering to the highest standards of governance. For more information on the Company’s strategy and solid 2022 financial and operating performance, please consult our 2022 Report to Shareholders – TOGETHER. For more information on the Company’s sustainability performance, including our climate change commitments, performance, and disclosures, please consult the Delivering Responsibly section of our website, which includes the Company’s latest CDP and TCFD reports. CN considers shareholder engagement and good corporate governance to be essential elements for continuous improvement and long-term value creation, particularly as we face an external environment that remains volatile, and one in which risks are intersecting and amplifying. Our work to renew our Board continued in 2022 with the nomination to the Board of Mr. Michel Letellier, President and Chief Executive Officer of Innergex Renewable Energy Inc., effective October 1, 2022. Mr. Letellier’s extensive business and strategic experience, sustainability leadership and record of entrepreneurship, combined with financial acumen and a track record of business accomplishments, make him an exceptional addition to the Board. In addition, we are pleased to welcome our new Board nominee, Mr. Al Monaco, retired President and Chief Executive Officer of Enbridge Inc. Mr. Monaco brings to CN decades-long experience overseeing a large, complex, federally regulated and geographically diverse organization, including the management of capital-intensive operations, development of important linear infrastructure projects, deployment of operating technologies, as well as international operations, sustainability and strategic planning. Your participation in the affairs of the Company is important to us. To that effect, we are pleased to continue to embrace the latest webcast meeting technology to provide easy access and live communication for our shareholders and the Company. This setup eliminates any health risks associated with large gatherings while also enabling greater participation by our shareholders, including non-registered shareholders, from any location in the world. It also aligns with our sustainability vision and practices. Like last year, our webcast will provide you with the opportunity to interact with members of the Board and senior executive officers of the Company. For your views to be represented, we encourage you to vote on the internet or complete the enclosed proxy or voting instruction forms and return them in the envelope provided for this purpose. Even if you plan to attend the webcast Meeting, you may find it convenient to vote your shares in advance of the Meeting over the internet or by completing and returning the enclosed proxy or voting instruction forms, as applicable. Please consult the information on page 6 of the Information Circular to find out how to attend the online Meeting and vote your shares. We are looking forward to your virtual attendance at the Meeting. We thank you for your continued support as we continue our efforts to build the railroad of the future. Please stay safe and healthy. Sincerely, 7hauneen &ruder Chair of the Board 8rac] 6oFinson President and Chief Executive Officer 0etter to Shareholders CN-40 Book - Circulaire 2023 - EN.indb 1 2023-03-13 19:53

CN | Management Information Circular 2023 2 What’s Inside VOTING MATTER Election of ɰɰ Directors &OA6( :O8E 6ECO11E2(A8-O2 FOR each nominee FOR MORE INFORMATION SEE PAGE 12 VOTING MATTER Appointment of KPMG LLP as Auditors &OA6( :O8E 6ECO11E2(A8-O2 FOR FOR MORE INFORMATION SEE PAGE 10 VOTING MATTER Advisory Resolution on Executive Compensation &OA6( :O8E 6ECO11E2(A8-O2 FOR FOR MORE INFORMATION SEE PAGE 45 VOTING MATTER Advisory Resolution on Climate Action Plan &OA6( :O8E 6ECO11E2(A8-O2 FOR FOR MORE INFORMATION SEE PAGE 42 This Information Circular is provided in connection with the solicitation of proxies by management of Canadian National Railway Company for use at the annual meeting of its shareholders or at any adjournment or postponement thereof (the “Meeting”). In this document “you” and “your” refer to the shareholders of CN and “CN”, the “Company”, “we”, “us”, or “our” refer to Canadian National Railway Company. The Meeting will be held on April 25, 2023, at 10:00 a.m. (Eastern Daylight Time) for the purposes set forth in the foregoing Notice of Meeting. The information contained herein is given as at March 7, 2023, except as indicated otherwise. 7harehoPder :otinK 1atters and 6ecommendation 1 Letter to Shareholders 4 Proxy Summary 6 Delivery of Meeting Materials and Voting Information 10 Business of the Meeting 12 Nominees for Election to the Board 24 Board of Directors Compensation 28 Statement of Corporate Governance Practices 42 Climate Action Plan Report 45 Statement of Executive Compensation 50 Compensation Discussion and Analysis 80 Other Information 81 Schedule “A” | Mandate of the Board 83 Schedule “B” | Reports of the Committees 88 Schedule “C” | Additional Audit, Finance and Risk Committee Disclosure CN-40 Book - Circulaire 2023 - EN.indb 2 2023-03-13 19:53

CN | Management Information Circular 2023 3 *or[ard0ooOinK 7tatements Certain statements included in this Information Circular constitute “forward-looking statements” within the meaning of the United States Private 7ecurities 0itigation 6eform %ct ofɸɰғғҐ and under Canadian securities laws, relating, but not limited to, our operations, priorities and plans, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature,forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements relating to revenue growth opportunities, including those referring to general economic and business conditions; statements relating to our environmental, social and governance (ESG) strategies and targets, including our climate goals and sustainability commitments; statements relating to the Company’s ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending; and statements relating to pension contributions. Forward-looking statements may be identified by the use of terminology such as “believes”, “expects”, “anticipates”, “assumes”, “outlook”, “plans”, “targets” or other similar words. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to: general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States, including its Annual Information Form and Form 40-F. See the section entitled “Business risks” of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2022 (the “MD&A”), which section is incorporated by reference into this Information Circular, for a description of major risk factors relating to CN. Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Other than in instances where CN specifically provides otherwise, information contained on, or accessible through, our website is not a part of this Information Circular. 2on+AAP 1easures This Information Circular makes reference to non-GAAP measures including adjusted operating income, adjusted net income, adjusted diluted earnings per share, adjusted operating ratio and free cash flow that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management’s perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company’s results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections entitled “Adjusted performance measures”, “Constant currency”, and “Liquidity and capital resources” of the MD&A, which sections are incorporated by reference into this Information Circular. The MD&A was filed on January 31, 2023 and may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec. gov through EDGAR, and on the Company’s website at [[[.cn.ca in the “Investors” section. CN-40 Book - Circulaire 2023 - EN.indb 3 2023-03-13 19:53

Proxy Summary

The following summary highlights some of the important information you will find in this Information Circular, as well as information about our Company.

We recommend that you read the entire Information Circular before voting.

Board of Directors Highlights

5X
Directors' share ownership set at 5 times the annual director retainer within 5 years

100%
Percentage of director nominees, other than our President and CEO, who are independent

14
Term limit for directors set at 14 years from their initial election or appointment date

0
Board members that sit together on the board of another public company

55%
Percentage of director nominees who are women

2.5
Average tenure of current board members

Our Director Nominees

	NAME/AGE	TOP 4 COMPETENCIES (1)	DIRECTOR SINCE	POSITION	OTHER PUBLIC BOARDS	SHARE OWNERSHIP (2) (MULTIPLE OF REQUIREMENT)	% OF VOTES FOR 2022
	**Shauneen Bruder** (63)	• CEO/Executive Leadership Experience • Strategic Planning • Risk Management/Safety • Technology/Innovation/Artificial Intelligence/Cyber Security	2017	Corporate Director and Chair of the Board, CN	1	2.1	98.34
	**Jo-ann dePass Olsovsky** (58)	• Technology/Innovation/Artificial Intelligence/Cyber Security • CEO/Executive Leadership Experience • Transportation Industry/Logistics/Supply Chain/Global Trade • People and Talent Management/Organized Labour/ Diversity and Inclusion	2021	Corporate Director	–	0.3	99.85
	**David Freeman** (68)	• Transport Industry/Logistics/Supply Chain/Global Trade • Risk Management/Safety • CEO/Executive Leadership Experience • Strategic Planning	2022	Corporate Director	–	0.2	99.78
	**Denise Gray** (60)	• CEO/Executive Leadership Experience • Corporate Governance/Public Company Experience • Technology/Innovation/Artificial Intelligence/ Cyber Security • ESG	2021	Director, External Affairs & Government Relations, North America, LG Energy Solution Michigan Inc., U.S.	–	0.4	98.14
	**Justin M. Howell** (52)	• International/Global Experience and Perspective • ESG • Corporate Governance/Public Company Experience • Finance/Accounting/Investor Relations	2021	Senior Investment Manager, Cascade Asset Management Co.	1	0.4	99.29
	**Susan C. Jones** (53)	• CEO/Executive Leadership Experience • Government/Regulatory/Public Policy/Legal • People and Talent Management/Organized Labour/ Diversity and Inclusion • Customer Experience/Sales/Marketing	2022	Corporate Director	2	0.4	98.99
	**Robert Knight** (65)	• Finance/Accounting/Investor Relations • Transport Industry/Logistics/Supply Chain/Global Trade • Strategic Planning • Corporate Governance/Public Company Experience	2022	Corporate Director	2	0.1	99.81
	**Michel Letellier** (58)	• CEO/Executive Leadership Experience • Strategic Planning • Finance/Accounting/Investor Relations • ESG	2022	President and Chief Executive Officer of Innergex Renewable Energy Inc.	1	0.1	– (3)
	**Margaret A. McKenzie** (61)	• Finance/Accounting/Investor Relations • Risk Management/Safety • Strategic Planning • ESG	2020	Corporate Director	1	1.4	98.96
	**Al Monaco** (63)	• CEO/Executive Leadership Experience • Risk Management/Safety • Strategic Planning • ESG	New Director Nominee	Corporate Director	1	–	–
	**Tracy Robinson** (59)	• CEO/Executive Leadership Experience • Transport Industry/Logistics/Supply Chain/Global Trade • Strategic Planning • Customer Experience/Sales/Marketing	2022	President and Chief Executive Officer, CN	–	Note 4	99.85

(1) Refer to description of competencies on page 35 of this Information Circular.

(2) For a discussion on the shareholding requirements of the Board Chair and non-executive directors, please see section on "Share Ownership" on page 26 of this Information Circular.

(3) Mr. Letellier was appointed a director effective October 1, 2022.

(4) For a discussion on Tracy Robinson's shareholding requirements, please see the section on "Stock Ownership" on page 60 of this Information Circular. Ms. Robinson is also enrolled in the ESIP. See "Employee Share Investment Plan" on page 60 of this Information Circular.

CN
Proxy Summary

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CN | Management Information Circular 2023

CN | Management Information Circular 2023 &est Practices Adopted F] C2 • The Annual Incentive Bonus Plan for executives is based on three factors; Corporate Financial component (70%), Corporate Strategic component (20%), and Corporate Safety component (10%), all based on performance against pre-set goals. • Approximately 78% of NEOs’ target total direct compensation is at-risk and linked to CN’s performance. • Provide shareholders an annual say on pay vote • Benchmark compensation against a reasonable/size appropriate peer group • Incentive payout capped and no guaranteed minimum payout • Increased weighting of relative total shareholder return on Performance Share Units since 2020 • Stringent stock ownership requirements • President and CEO post-employment shareholding requirement • Extended executive clawback policy allowing the clawback of bonus or incentive-based compensation awarded after March 7, 2017 in circumstances of gross negligence, intentional misconduct, fraud, theft or embezzlement without the need for a financial restatement • Double trigger change-of-control provisions • Employees cannot engage in hedging activity or in any form of transactions in publicly-traded options on securities of CN • No change of control tax gross-up protection ɸ/e] &usiness ,iKhPiKhts 23,971 Employees at year end $17.1 B Revenues $4.3 B (1) Free cash flow $6.8 B in operating income $7.44 Diluted earnings per share $7.46 (1) Adjusted diluted earnings per share 60% Operating ratio 59.9% (1) Adjusted operating ratio $4.7 B Share repurchases /e] Environment 7ociaP +overnance ,iKhPiKhts (1) These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. For adjusted diluted earnings per share and adjusted operating ratio, see the section entitled “Adjusted performance measures” and for free cash flow, see the section entitled “Liquidity and capital resour-ces – Free cash flow” in the December 31, 2022 MD&A filed on January 31, 2023, which are incorporated by reference herein. The MD&A may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at [[[.cn.ca in the Investors section. CYrrent NEOW TarKet Pay at RiWO .. &aWe Salary .. AtRiWO .. Annual Incentive Bonus 4lan .. 4erformance Share 9nits A[ards .. StocO Options A[ards 8ransparenc] Our Delivering Responsibly sustainability report is part of our commitment to be open about our business and to communicate our progress with focus, clarity and comparability. On September 14, 2022, CN published our 2021 sustainability data supplement which builds on our full 2020 Delivering Responsibly Sustainability Report. CataP]st Accord Signatory to the Catalyst Accord 2022 which promotes gender diversity on boards and executive management. +overnance 0eader CN’s Board of Directors earned a 2nd position in 2022 in Canada for Corporate Governance in the Globe and Mail’s Report on Business’ annual comprehensive assessment of 226 S&P/TSX Composite Index Members. CPimate ChanKe 0eadership Reduced locomotive emission intensity by 43% since 1993 while achieving considerable growth in the volume of freight we move. In 2022, we achieved a record of 0.867 U.S. gallons of locomotive fuel consumed per 1,000 GTMs, a 2% improvement versus the prior year. We continue to maintain a leadership position among Class I railroads, consuming approximately 15% less locomotive fuel per gross ton mile than the average of our peers. In 2020, formally became a supporter of the Task Force on Climate-Related Financial Disclosures (“TCFD”) and issued our inaugural TCFD report. Earned a position on the 2022 Climate A List by CDP *. Our latest CDP and TCFD reports are available on our website. CDP is a not-for-profit charity that runs the global disclosure system for investors, companies, cities, states and regions to manage their environmental impacts. 7ustainaFiPit] 0eadership Annual advisory vote on CN’s Climate Action Plan, which received an approval rate of 98.54% at the 2022 annual meeting. Creation of the CN Indigenous Advisory Council. Listed on the DJSI World Index and on the DJSI North America Index in 2022, for the 11th and 14th consecutive years, respectively. In November 2022, joined the United Nations Global Compact, a voluntary leadership platform for the development, implementation and disclosure of responsible business practices. Named as one of the top 5% sustainability performers in the transportation industry by S&P Global Sustainability Yearbook 2023. Executive Compensation (iscipPined Approach to Compensation CN’s approach to executive compensation continues to be driven by its goal to incentivize executives to create and deliver sustainable returns to shareholders. CN exercises a disciplined approach by ensuring short- and long-term incentive plans are structured to align realized pay with shareholder returns. Overall, CN’s approach to executive compensation ensures that target compensation supports the attraction and retention of executive talent while remaining within our executive compensation policy. Compensation programs are designed to encourage appropriate behaviour and include appropriate risk mitigation mechanisms. The executive compensation policy, which received an approval rate of 96.75% at the 2022 annual meeting of shareholders, aims to position our target total direct compensation between the median and the 60th percentile of the executives’ respective comparator group. 4ro\y Summary CN-40 Book - Circulaire 2023 - EN.indb 5 2023-03-14 16:19

CN | Management Information Circular 2023 =our :ote is -mportant As a sharehoPder it is important that ]ou read this -nformation CircuPar carefuPP] and then vote ]our shares either Fefore or at the 1eetinK in accordance [ith the votinK instructions set forth in this -nformation CircuPar. 8he foPPo[inK section provides ]ou [ith information on ho[ to vote ]our shares. Notice and Access Consistent with past years. we are using “Notice and Access” to deliver this Information Circular to both registered and non-registered shareholders. Instead of receiving a paper copy of the Information Circular in the mail, shareholders who hold common shares of CN on the record date of March 3, 2023 (the “Record Date”) have access to it online. Shareholders will receive a package in the mail with a notice (the “Notice”) explaining how to access the Information Circular electronically and how to request a paper copy of it. A form of proxy for registered shareholders or a voting instruction form for non-registered shareholders or Employee Shares, will be included with the Notice with instructions on how to vote your shares. Using Notice and Access allows for faster access to the Information Circular, contributes to the protection of the environment, is consistent with our sustainability strategy and helps reduce printing and postage costs. How to access the Information Circular Electronically The Information Circular is available on our website ([[[.cn.caen investors), on the website of our transfer agent, Computershare Trust Company of Canada (Computershare) ([[[.envisionreports.com C26ҍҔҍҎ), on SEDAR ([[[.sedar.com) and on the U.S. Securities and Exchange Commission (“SEC”) website ([[[.sec.Kov) through EDGAR. How to request a paper copy of the Information Circular and Financial Statements You may request paper copies of the Information Circular and the consolidated financial statements for the year ended December 31, 2022, and the auditors’ report thereon (the “Financial Statements”) and the related Management’s Discussion and Analysis at no cost up to one year from the date the Information Circular was filed on SEDAR (on or about March 22, 2023). Your request should be received at least ten (10) business days prior to the Meeting date (before April 11, 2023) in order to receive the Information Circular in advance of the Meeting. You may request paper copies of either the Information Circular, the Financial Statements and the related Management’s Discussion and Analysis at [[[.prox]vote.com or by calling ɰҒɦɦғҔɦɦґҏҎ and entering the 16-digit control number provided on the proxy form or the voting instruction form and following the instructions provided. A copy of the requested materials will be sent to you within three (3) business days of receiving your request. Note that if you request a paper copy of the Information Circular, you will not receive a new form of proxy or voting instruction form. You should keep the original form sent to you in order to vote. Questions? If you have questions about Notice and Access or if you would like to request a paper copy of the Information Circular after the Meeting at no charge, you can contact Broadridge at ɰҒҏҏғɰґҔґҔғ for English, and ɰҒҏҏғɦҎҔҐғҎ for French or Computershare by phone at ɰҒґґғґҍҔҏғҒ (toll-free in Canada and the United States) or ɰҐɰҏғҒҍҒɦɰґ (outside North America). -mportant -nformation aFout the 1eetinK 8he 1eetinK [iPP Fe conducted onPine onP] via a Pive [eFcast. 7harehoPders [iPP not Fe aFPe to attend the 1eetinK in person. =ou [iPP Fe aFPe to attend participate and vote at the 1eetinK onPine via the Pive [eFcast. &oard memFers and senior executive officers [iPP participate in the 1eetinK and [iPP Fe avaiPaFPe for Uuestions. Attending the Online Meeting To participate in the Meeting, shareholders (registered, non-registered and holders of Employee Shares (as defined herein)) will need to visit [[[.virtuaPsharehoPdermeetinK.comC2-ҍҔҍҎ and check-in using the 16-digit control number included either on your proxy form or voting instruction form, as applicable. The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plugins. =ou shouPd ensure ]ou have a stronK preferaFP] hiKhspeed internet connection [herever ]ou intend to participate in the 1eetinK. The Meeting will begin promptly at 10:00 a.m. (Eastern Daylight Time) on April 25, 2023. Online check-in will begin starting 15 minutes prior, at 9:45 a.m. (Eastern Daylight Time). You should allow ample time for online check-in procedures. For any technical difficulties experienced during the check-in process or during the Meeting, please call the technical support number that will be posted on the Virtual Shareholder Meeting log in page. The webcast allows you to attend the Meeting live virtually, submit questions and submit your vote while the Meeting is being held if you have not done so in advance of the Meeting. CN is also providing a toll-free conference call for shareholders that do not have internet access or that prefer that method, either to verbally ask a question at the Meeting, or to listen in as an alternative to the webcast. Using your 16-digit control number included either on your proxy form or voting instruction form, as applicable, you will be able to listen to the Meeting proceedings and submit your questions verbally during the Meeting; however, you will not be able to vote your shares on the phone via the conference call during the Meeting and will have to use the online webcast for that purpose if you have not done so in advance of the Meeting. To join the conference call, you must call ɰҒҒҒғҐҔҍɰҔҏɸtoPPfree in Canada and the 9.7. or ɰғҍғҐҍғ ҍҒҐҏɸ-nternationaP .. Guests will be able to attend the Meeting through the live webcast only, by joining the webcast as a guest at [[[.virtuaPsharehoPdermeetinK. comC2-ҍҔҍҎ. They will not be able to submit questions or vote. They will not be allowed to dial into the conference call. Delivery of Meeting Materials and Voting Information :oting Information CN-40 Book - Circulaire 2023 - EN.indb 6 2023-03-13 19:53

CN | Management Information Circular 2023 Submitting Questions Following the Meeting, we will hold a live Q&A session, during which we intend to answer all written questions submitted before or during the Meeting. Only shareholders may submit questions at the Meeting, either before or during the Meeting. 8o asO a Uuestion Fefore the 1eetinK, you must visit [[[.prox]vote.com and log in using your 16-digit control number included either on your proxy form or voting instruction form, as applicable. Once past the log-in screen, please click on “Submit Questions”, complete the question form and click “Submit.” =ouɸma] asO a Uuestion durinK the 1eetinK in t[o [a]s: (1) in writing through the live webcast at [[[.virtuaPsharehoPdermeetinK.comC2-ҍҔҍҎɸby logging in, typing your questions into the “Ask a Question” field, and clicking “Submit”; or (2) verbally through the conference call by dialing ɰҒҒҒғҐҔҍɰҔҏɸ toPPfree in Canada and the 9.7. or ɰғҍғҐҍғҍҒҐҏɸ-nternationaP and using your 16-digit control number. In the case of the conference call, a meeting operator will queue-in your question and open the line at the appropriate time. +uests [iPP not Fe aFPe to suFmit Uuestions either Fefore or durinK the 1eetinK. The Chair of the Meeting reserves the right to edit or reject questions she deems profane or otherwise inappropriate in accordance with the rules of conduct of the Meeting which are available at [[[.cn.caeninvestors and following the Meeting web page. Any questions pertinent to the Meeting that cannot be answered during the Meeting due to time constraints will be posted online and answered at [[[.cn.caeninvestors. The questions and answers will be available as soon as practical after the Meeting and will remain available until one week after posting. The Chair of the Meeting has broad authority to conduct the Meeting in an orderly manner. To ensure the Meeting is conducted in a manner that is fair to all shareholders, the Chair of the Meeting may exercise broad discretion in the order in which questions are answered and the amount of time devoted to answering any one question. Consistent with our prior annual meetings, all questions submitted in accordance with our rules of conduct for shareholders meeting generally are addressed in the order received. Who can Vote Holders of common shares of CN as at the close of business on the Record Date (March 3, 2023) are entitled to vote at the Meeting or at any adjournment or postponement thereof, either live virtually or by proxy. As of the close of business on the Record Date, the Company had 667,553,397 common shares without par value outstanding. Subject to the voting restrictions described in this section, each common share carries the right to one vote. How to Vote If you are eligible to vote and your common shares are either registered in your name or are held in the name of a nominee (non-registered or Employee Shares (as defined herein)), you can vote your common shares at the Meeting virtually or by proxy in advance of the Meeting, as explained below. Voting by proxy in advance of the Meeting is the easiest way to vote your shares. 8he same procedures appP] [hether ]ou are a reKistered sharehoPder nonreKistered sharehoPder or hoPder of EmpPo]ee 7hares. You are a registered shareholder if your name appears on your share certificate or your Direct Registration System (DRS) confirmation. If you are a registered shareholder, you will receive a proxy form containing the relevant details concerning the business of the Meeting, including a 16-digit control number that is needed to (1) vote by proxy in advance of the Meeting, (2) join the live webcast and/or conference call the day of the Meeting to attend the Meeting live virtually, and (3) submit your questions and submit your vote while the Meeting is being held. If your common shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a non-registered shareholder. If your common shares are listed in an account statement provided to you by your broker, such common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker or an agent or nominee of that broker. Without specific instructions, brokers and their agents or nominees are prohibited from voting shares for the broker’s client. If you are a non-registered shareholder, you will receive a voting instruction form containing the relevant details concerning the business of the Meeting, including a 16-digit control number that is needed to (1) vote by proxy in advance of the Meeting, (2) join the live webcast and/or conference call the day of the Meeting to attend the Meeting live virtually, and (3) submit your questions and submit your vote while the Meeting is being held. Common shares purchased by employees of the Company under its Canadian and U.S. Employee Share Investment Plans and its Savings Plan for U.S. Operations (collectively, the “Plans”) are known as “Employee Shares”. Employee Shares remain registered in the name of the Plans’ Custodian (currently Computershare Trust Company of Canada or Fidelity Institutional Retirement Services Company, as applicable), unless the employees have withdrawn their common shares from the Plans in accordance with the applicable provisions of such Plans. If you are a holder of Employee Shares you will receive a voting instruction form containing the relevant details concerning the business of the Meeting, including a 16-digit control number that is needed to (1) vote by proxy in advance of the Meeting, (2) join the live webcast and/or conference call the day of the Meeting to attend the Meeting live virtually, and (3) submit your questions and submit your vote while the Meeting is being held. :oting Information CN-40 Book - Circulaire 2023 - EN.indb 7 2023-03-14 16:19

CN | Management Information Circular 2023 8 :ote in advance of the 1eetingŻƁŻ:oting by Proxy Below are the different ways in which you can give your voting instructions, further details of which can be found in the proxy form or voting instruction form, as applicable, accompanying this Information Circular: BY INTERNET Go to [[[.prox]vote.com and follow the instructions. You will need your 16-digit control number found on your proxy form or voting instruction form, as applicable. BY MAIL Complete and return the proxy form or voting instruction form as applicable, in the prepaidɸenvePope provided. BY PHONE Call ɰſҒҔҔſҏɦҏſɦҏғҎɸEnKPish or ɰſҒҔҔſҏɦҏſɦҐҔɰɸ*rench .. You will need your 16-digit control number found on your proxy form or voting instruction form, as applicable. If you are using mail, your duly completed proxy form or voting instruction form, as applicable, must have been received by our proxy tabulator with sufficient time for your vote to be processed, and in all cases, no later than ҐҔҔɸp.m. on ApriPɸҍɰɸҍҔҍҎ (Eastern Daylight Time), or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. on the business day prior to the day fixed for the adjourned or postponed Meeting. For all other methods, you must have voted before ҐҔҔɸp.m. on ApriPɸҍҏɸҍҔҍҎ (Eastern Daylight Time) or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. on the business day prior to the day fixed for the adjourned or postponed Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting at their discretion, and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice. Voting at the Meeting If you wish to vote at the Meeting, you do not need to complete or return your proxy form or voting instruction form, as applicable. The day of the Meeting, whether you are a registered or non-registered shareholder or holder of Employee Shares, you will be able to vote via the live webcast by completing a ballot online during the Meeting. You will need to visit [[[.virtuaPsharehoPdermeetinK.com C2-ҍҔҍҎ and check-in using your 16-digit control number included on your proxy form or voting instruction form, as applicable, as further described under the “Attending the Online Meeting” section of this Information Circular. If you wish to appoint someone as proxy to vote your shares for you at the Meeting during the live webcast, please follow the instructions found on either your proxy form or voting instruction form, as applicable, or on [[[.prox]vote.com. You will need to create a unique eight-character identification number which will allow your appointee to join the Meeting and vote your shares on your behalf. How your Shares will be Voted You can choose to vote FOR, WITHHOLD or AGAINST, depending on the items to be voted on. When you vote by proxy, you may appoint either the persons named as proxies in the proxy form or voting instruction form (who are the Board Chair and the President and Chief Executive Officer of the Company, or in the case of Employee Shares, Computershare Trust Company of Canada or Fidelity Institutional Retirement Services Company) or you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy or voting instruction form. =ou have the riKht to appoint an] other person or compan] [ho need not Fe a sharehoPder to attend and act on ]our FehaPf at the 1eetinK. 8hat riKht ma] Fe exercised F] [ritinK the name of such person or compan] in the FPanO space provided and foPPo[inK the instructions found in the prox] form or votinK instruction form or F] compPetinK another proper form of prox]. 1aOe sure that the person ]ou appoint is a[are that he or she is appointed and that this person PoKs into the onPine 1eetinK usinK the credentiaPs ]ou created for him her as ]our appointee. =our common shares [iPP Fe voted or [ithhePd from votinK in accordance [ith ]our instructions indicated on the prox] form or votinK instruction form. -f no instructions are indicated ]our common shares represented F] proxies in favour of the &oard Chair or the President and Chief Executive Officer or in the case of EmpPo]ee 7hares Computershare 8rust Compan] of Canada or *idePit] -nstitutionaP 6etirement 7ervices Compan] [iPP Fe voted as foPPo[s i *O6 the ePection of manaKementƅs nominees as directors ii *O6 the appointment of /P1+ 00P as auditors iii *O6 in an advisor] nonFindinK capacit] the approach to executive compensation discPosed in the ƈ7tatement of Executive CompensationƉ section of this -nformation CircuPar iv *O6 in an advisor] nonFindinK capacit] acceptinK the Compan]ƅs CPimate Action PPan as discPosed in this -nformation CircuPar and at the discretion of the prox] hoPder in respect of amendments to an] of the foreKoinK matters or on such other Fusiness as ma] properP] Fe FrouKht Fefore the 1eetinK. As of the date of this Information Circular, CN’s management is not aware of any such amendment, variation or other business likely to be brought before the Meeting. If, however, any such amendment, variation or other business properly comes before the Meeting, proxies will be voted at the discretion of the person or persons named in the proxy form or voting instruction form. The persons named in the proxy form or voting instruction form will vote on such matter in accordance with their best judgment. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead of such other person as management of the Company may recommend. Management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office. 8he &oard of (irectors and manaKement are recommendinK that sharehoPders vote *O6 items i ii iii and iv .. A simple majority (50% plus one) of the votes cast will constitute approval of each of these matters. :oting Information CN-40 Book - Circulaire 2023 - EN.indb 8 2023-03-13 19:53

CN | Management Information Circular 2023 9 Changing your Vote You may revoke your proxy at any time by: • voting again by Internet or phone before ɸp.m. on ApriPɸɸ (Eastern Daylight Time); • completing an instrument in writing (which includes another proxy form or voting instruction form, as applicable, with a date later than the date of your initial vote) executed by you or by your attorney (duly authorized in writing), and either (1) deposited with the Corporate Secretary of the Company at the registered office of the Company (935 de La Gauchetière Street West, 16th Floor, Montreal, Quebec, Canada, H3B 2M9) at any time up to and including ɸp.m. on ApriPɸɸ (Eastern Daylight Time) (or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. on the business day prior to the day fixed for the adjourned or postponed Meeting) or (2) filed electronically with the chair of the Meeting (at CN_Chair@cn.ca) prior to the Meeting’s commencement on the day of the Meeting or any adjournment or postponement thereof; or • any other manner permitted by law. Proxies received Pater than ҐҔҔɸp.m. on ApriPɸҍҏɸҍҔҍҎ Eastern (a]PiKht 8ime ma] Fe accepted or reNected F] the Chair of the 1eetinK at their discretion and the Chair of the 1eetinK is under no oFPiKation to accept or reNect an] particuPar Pate prox]. The Chair of the Meeting may waive or extend the proxy cut-off without notice. CN’s Voting Restrictions Our articles of continuance, as amended, provide that no person, together with his or her associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than 25% in the aggregate of the votes attached to all our voting shares that may ordinarily be cast to elect directors of the Company. In addition, where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his or her associates exceeds such 25% maximum, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates. To the knowledge of the directors and senior officers of the Company, based on the most recent publicly available information, no person beneficially owns, or directly or indirectly exercises control or direction over, shares carrying 10% or more of the voting rights attached to any class of shares of the Company. AdditionaP -nformation Proxy Solicitation Management of the Company is soliciting your proxy. The solicitation is being made primarily by mail, but our directors, officers or employees may also solicit proxies at a nominal cost to the Company. The Company has retained and will pay for the services of Morrow Sodali (Canada) Ltd. for the solicitation of proxies in Canada and the U.S. at a cost estimated to be approximately C$40,000 plus additional costs relating to out-of-pocket expenses. Questions If you have questions about the information contained in this Information Circular or require assistance in completing your proxy form or voting instruction form, as applicable, please call 1-888-999-0818, the Company’s proxy solicitation agent toll-free in North America, or at 1-289-695-3075 outside of North America or by e-mail at assistance$morro[sodaPi.com. Transfer Agent You can contact the transfer agent either by mail at Computershare Trust Company of Canada 100 University Ave., 8th Floor Toronto (Ontario) M5J 2Y1 by telephone at 1-800-564-6253 or by Internet at [[[.investorcentre.comservice, or in French at [[[.centredesinvestisseurs.comservice. Intermediaries Fees Non-registered shareholders are either objecting beneficial owners who object that intermediaries disclose information about their ownership in the Company, or non-objecting beneficial owners, who do not object to such disclosure. The Company pays intermediaries to send proxy-related materials to both objecting and non-objecting beneficial owners. :oting Information CN-40 Book - Circulaire 2023 - EN.indb 9 2023-03-13 19:53

CN | Management Information Circular 2023 0 *inanciaP 7tatements Our consolidated financial statements for the year ended December 31, 2022, together with the auditors’ reports thereon, are included in the 2022 Annual Report of the Company, available on our website at [[[.cn.ca, on SEDAR at [[[.sedar.com, in the Company’s annual report on Form 40-F available on the SEC’s website at www.sec.gov through EDGAR, and in print, free of charge, to any shareholder who requests a copy by contacting our Corporate Secretary at (514) 399-7091 or Investor Relations at (514) 399-0052. EPection of (irectors Our articles of continuance, as amended, provide that our Board of Directors shall consist of a minimum of seven and a maximum of 21 directors. Pursuant to a resolution of the Board of Directors, 11 persons are to be elected as directors for the current year, each to hold office until the next annual meeting of shareholders or until such person’s successor is elected or appointed. The term of office of each of the present directors expires at the close of the Meeting. 8he persons named in the section entitPed ƈ2ominees for EPection to the &oardŽƂŽ(escription of 2omineesƉ [iPP Fe presented for ePection at the 1eetinK as manaKementƅs nominees. All of the nominees proposed for election as directors are currently directors of the Company, exceptfor Mr. Al Monaco who is being proposed for election at the Meeting. All persons nominated were recommended to the Board of Directors by the Governance, Sustainability and Safety Committee. Mr. Robert Phillips, who is currently director of the Company, is not standing for re-election at the Meeting. Mr. Kevin Lynch retired from the Board of Directors on December 31, 2022. 9nPess other[ise indicated the persons desiKnated in the accompan]inK form of prox] or votinK instruction form intend to vote *O6 the ePection of the persons named in the section entitPed ƈ2ominees for EPection to the &oardŽƂŽ(escription of 2omineesƉ. These nominees are, in the opinion of the Board of Directors and management, well qualified to act as directors of the Company for the ensuing year and have confirmed their willingness to serve as directors. The Board of Directors and management do not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason before the Meeting, the persons designated in the accompanying form of proxy or voting instruction form reserve the right to vote for the election in his or her stead for another nominee that the Company may recommend. 1aNorit] :otinK PoPic] The election of directors at the Meeting is governed by the new majority voting requirements under the Canada Business Corporations Act (“CBCA”) which took effect on August 31, 2022. Pursuant to such requirements, in an uncontested election of directors, a nominee must receive 50% or more in favour of their election, of the total votes cast “for” or “against” such nominee by shareholders, in order to be elected as a director of the Company. If a nominee does not receive a majority of votes cast by shareholders in favour of their election, except in limited circumstances, the nominee will not be elected and the Board position will remain open; however, if such nominee is an incumbent director, he or she will still be permitted to remain in office until the earlier of: (a) the 90th day after the day of the election; or (b) the day on which their successor is appointed or elected. These statutory majority voting requirements only apply to “uncontested elections of directors”, meaning elections where the number of director nominees is the same as the number of directors to be elected to the Board and that no proxy material is circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors. Since the Company’s majority voting policy was generally to the same effect as the new majority voting requirements under the CBCA, the Board resolved to revoke this policy (which previously formed part of the Company’s Corporate Governance Manual). Appointment of Auditors The Audit, Finance and Risk Committee is responsible for recommending the appointment of the external auditors, evaluating and monitoring their qualifications, performance and independence, as well as assessing the appropriateness of the audit fees. KPMG LLP has served as the Company’s independent auditors since 1992. The Audit, Finance and Risk Committee continuously assesses the Company’s external auditors, and on an annual basis reviews the audit and non-audit fees, audit quality, independence, and tenure of our auditors, including the benefits and risks of having a long- tenured auditor and the controls and processes that help ensure KPMG’s independence. In 2022, the Audit, Finance and Risk Committee conducted a comprehensive review of the Company’s external auditor to assess audit quality and independence standards as required by the Committee’s mandate. The comprehensive review was prepared in accordance with guidance published by Chartered Professional Accountants Canada, the Institute of Corporate Directors and the Canadian Public Accountability Board. The comprehensive review was broader and deeper than the Audit, Finance and Risk Committee’s annual auditor assessment and focused on the following key factors affecting audit quality: (i) independence, objectivity and professional skepticism of the external auditor; (ii) quality of the external auditor’s engagement team; and (iii) quality of the communications and interactions between the Audit, Finance and Risk Committee and the external auditor. The Audit, Finance and Risk Committee determined that a key consideration of the comprehensive review was to address any possible risk of institutional familiarity resulting from KPMG serving as the external auditor of CN since 1992.The Audit, Finance and Risk Committee reviewed this item through the following lenses: • Regulatory Requirements and Trends – in Canada and the USA, the regulatory requirement continues to be audit partner rotation every seven and five years, respectively, with a five year cooling off period. Recent publications and research in both countries continue to support this practice along with the periodic comprehensive review of the external auditor rather than broadening the statutory scope to require periodic audit firm rotation; • Audit Tenure Benchmarking – as part of the data gathered in connection with the comprehensive review, the auditor tenure of the top 25 TSX listed companies and the Class I North American Railroads was reviewed. In both cases the average audit tenure was greater than 25 years. • Analysis of audit partner rotation – the Audit, Finance and Risk Committee reviewed a detailed analysis of the partner rotation schedule including rotations and cooling off periods for each of the lead engagement partner as well as all other audit partners assigned to the CN audit to confirm that mandatory rotation schedules had been followed. The comprehensive review concluded in July 2022 and based on the results, the Audit, Finance and Risk Committee determined that it is satisfied with the audit quality provided by KPMG LLP and that in light of the regulatory requirements for partner rotations and other independence measures, retaining KPMG LLP is the best option for CN. The Committee proposed certain additional enhancements to the process to further reinforce the quality of the audit including a requirement to restrict the amount of non-audit services that can be awarded to KPMG. Additional information relating to the comprehensive review, including the proposed Business of the Meeting Business of the Meeting CN-40 Book - Circulaire 2023 - EN.indb 10 2023-03-13 19:53

CN | Management Information Circular 2023 11 improvements as well as relating to auditors’ independence can be found in “Schedule C – Additional Audit, Finance and Risk Committee Disclosure” of this Information Circular. Given the results of the comprehensive review, the Audit, Finance and Risk Committee and the Board believe that KPMG LLP is the best choice in the interests of the Company and its Shareholders, and they recommend that KPMG LLP be appointed to serve as the Company’s auditors until the next annual meeting of shareholders. Additional information relating to the Company’s Audit, Finance and Risk Committee can be found in the Company’s 2022 Annual Information Form, available on SEDAR at [[[.sedar.com, on the SEC website at [[[.sec.Kov through EDGAR and on CN’s website at [[[.cn.ca. For the years ended December 31, 2022 and 2021, the fees for audit, audit- related, tax and all other services provided to the Company by KPMG LLP were the following: FEE (IN THOUSANDS) 2022 (C) 2021 (C) Audit 2, 2,838 Auditrelated ,203 ,3 8a\ 0 ,3 All other – 33 TStal JeeW 5,077 , Pursuant to the terms ofits charter, the Audit, Finance and Risk Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements provided by the external auditors. The Audit, Finance and Risk Committee pre-approved all the services performed by the auditors for audit, audit-related and non-audit related services for the years ended December 31, 2022 and 2021. The nature of the services under each category is described below. Audit *ees Audit fees are for services rendered in relation to the audits of the Company’s consolidated annual financial statements and internal control over financial reporting, review of quarterly reports and audits of the financial statements of certain of the Company’s subsidiaries. Audit6ePated *ees Audit-related fees are for services related to the audits of the Company’s pension plan financial statements, attestation services in connection with reports required by statute or regulation, assurance and/or advisory services on accounting standards and transactions, and services rendered in connection with the issuance of debt. 8ax *ees Tax fees are for services related to tax compliance including assistance with the preparation and review of tax returns for expatriate employees, research and development tax credit filings, corporate tax returns and other tax compliance services related to transfer pricing and indirect tax. APP Other *ees All Other fees are for advisory services related to non-audit projects. 9nPess authorit] is [ithhePd the persons desiKnated in the accompan]inK form of prox] or votinK instruction form intend to vote *O6 the appointment of /P1+ 00P as auditors of the Compan] to hoPd office untiP the next annuaP meetinK of sharehoPders. Advisor] :ote on Executive Compensation The Company is again providing its shareholders with an opportunity to cast at the Meeting an advisory vote on the Company’s approach to executive compensation, as disclosed in the “Statement of Executive Compensation” section of this Information Circular. Such section describes the role of the Human Resources and Compensation Committee in overseeing compensation of executives and ensuring that it is anchored on a disciplined approach, linked to performance so as to be market competitive. The section also describes the Company’s executive compensation principles, the structure of the compensation plans for executives, and the alignment of such plans with the interests of our shareholders. 8he &oard of (irectors recommends that sharehoPders vote *O6 the resoPution set out FePo[ and unPess other[ise instructed the persons desiKnated in the form of prox] or votinK information form intend to vote *O6 the foPPo[inK resoPution “RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the section entitled “Statement of Executive Compensation” of the Information Circular of the Company dated March 7, 2023.” The Board of Directors has adopted a policy to the effect that, if a majority of the shares represented in person or by proxy at a meeting are voted against the above non-binding advisory resolution, the Board Chair or the Chair of the Human Resources and Compensation Committee will oversee a process to engage with shareholders with a view to giving them the opportunity to express their specific concerns. The Board of Directors and the Human Resources and Compensation Committee will consider the resultsofthisprocessand, ifappropriate, reviewtheCompany’sapproach to executive compensation in the context of shareholders’ specific concerns. Advisor] :ote on CPimate ChanKe The Company is providing its shareholders with an opportunity to cast at the Meeting an advisory vote on the Company’s Climate Action Plan, as disclosed in the “Climate Action Plan Report” section of this Information Circular. Such section describes the role of the Board and the Governance, Sustainability and Safety Committee in overseeing the Company’s greenhouse gas emissions (“GHG”) reduction plan and ensuring it is linked to the Company’s long term strategic plan. The section also describes the Company’s GHG emission levels in a manner consistent with the TCFD recommendations and the strategy that the Company has adopted or will adopt to reduce the emissions in the future. 8he &oard of (irectors recommends that sharehoPders vote *O6 the resoPution set out FePo[ and unPess other[ise instructed the persons desiKnated in the form of prox] or votinK information form intend to vote *O6 the foPPo[inK resoPution “RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the Company’s Climate Action Plan disclosing the Company’s GHG emissions and the strategy the Company has adopted or will adopt in accordance with its Climate Action Plan to reduce the Company’s GHG emission levels in the future, the whole in a manner consistent with the Task Force on Climate-Related Financial Disclosures recommendations, as disclosed in the section entitled “Climate Action Plan Report” of the Information Circular of the Company dated March 7, 2023. The Board of Directors has adopted a policy to the effect that, if a majority of the shares represented in person or by proxy at a meeting are voted against the above non-binding advisory resolution, the Board Chair or the Chair of the Governance, Sustainability and Safety Committee will oversee a process to engage with shareholders with a view to giving them the opportunity to express their specific concerns with the Company’s Climate Action Plan. The Board of Directors and the Governance, Sustainability and Safety Committee will consider the results of this process and, if appropriate, review the Company’s Climate Action Plan in the context of shareholders’ specific concerns. Other &usiness Following the conclusion of the formal business to be conducted at the Meeting, we will: • discuss highlights of our 2022 performance and plans for the future, and • invite questions and comments from shareholders. As of the date of this Information Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the Meeting. If there are changes or new items, your proxyholder can vote your shares on these items as he or she sees fit. Business of the Meeting CN-40 Book - Circulaire 2023 - EN.indb 11 2023-03-13 19:53

CN | Management Information Circular 2023 2 (escription of 2ominees The following tables set out information as at the date of this Information Circular, unless otherwise indicated, and include a profile of each nominated director with an explanation of his or her experience, qualifications, top four competencies, participation on the Board and its committees, ownership of securities of CN, as well as participation on the boards of other public companies during the past five years. A more detailed description of our directors’ competencies can be found under the heading “Competency Matrix” in the section entitled “Statement of Corporate Governance Practices”. Each nominee, other than Al Monaco, is a current director of the Company. In accordance with the Board’s retirement age policy, Mr. Robert Phillips, who is currently a director of the Company, is not standing for re-election at the Meeting, and Mr. Kevin Lynch retired from the Board of Directors on December 31, 2022 Nominees for Election to the Board AGE 3Ż Ontario, Canada DIRECTOR SINCE April 2, 20 Independent LINGUISTIC PROFICIENCY English 7hauneen &ruder Corporate (irector and Chair of the &oard C2 Ms. Bruder was, until her retirement on October 31, 2019, the Executive Vice-President, Operations at the Royal Bank of Canada (“RBC”) where she was responsible for overseeing operations related to all personal and business clients in Canada. Her previous senior roles at RBC include Executive Vice-President of Business and Commercial Banking, Chief Operating Officer of the Global Wealth Management division and President of RBC Centura Bank, Inc. in North Carolina. She is a member of the Institute of Corporate Directors and served as Chair of the Board of Governors for the University of Guelph. Previously, she was appointed as the Chairperson of the Canadian Chamber of Commerce and the Canadian American Business Council. She serves as Honorary Consul for Luxembourg in Toronto. In 2012, she was awarded the Queen’s Diamond Jubilee Medal. She was appointed Chair of the Board of CN on May 20, 2022. Ms. Bruder was inducted in the Women’s Executive Network 100 Most Powerful Women in Canada Hall of Fame in 2016. Ms. Bruder holds a B.A. from the University of Guelph and an MBA (Gold Medalist) from Queen’s University. 5ualifications to sit on the Board Ms. Bruder’s decades-long experience as a senior executive in Canada and in the U.S. of a large capitalization financial institution and her role as board chair of a major Canadian university and Canadian and U.S. business councils gives her invaluable insights into Canadian and U.S. strategic business development, customer experience, financial and risk matters and technology and innovation. 1s.ɸ&ruderƅs Competencies The following experience and skills qualify Ms. Bruder to sit on the Board of CN: Principal (Top ҏ) Competencies • CEO/Executive Leadership Experience: More than 20 years experience as a senior executive with RBC, including in roles as EVP Operations, EVP Business and Commercial Banking, Chief Operating Officer of the Global Wealth Management division, President of RBC Centura Bank, Inc. in North Carolina and senior executive roles in Marketing and Strategic Planning. • Strategic Planning: Executive Vice-President, Operations and various other senior executive positions at RBC from 1996 to 2019; Chair of the Governance, Sustainability and Safety Committee of CN; Member of the Board of Directors of Andrew Peller Limited since 2018. • Risk Management/Safety: Decades long career with RBC, including senior executive roles overseeing compliance, enterprise risk management and risk operations. • TechnologyInnovationArtificial IntelligenceCyber Security: Past Executive Vice-President, Operations at RBC until 2019 responsible for large scale digitization of core operations, data management and advanced analytics/machine learning programs, and enterprise fraud management. MEM&ER OFŻ2 ATTENDANCE Board Chair 00 Audit, *inance and 6isO Committee 00 +overnance, Sustainability and Safety Committee 00 ,uman 6esources and Compensation Committee 00 4ension and Investment Committee 00 98.34 votes in favour in 2022. OTHER CURRENT PU&LIC &OARD Andre[ 4eller 0imited 208Ɓpresent SECURITIES HELD ValYe at riWO C,,Ż() CSQQSn SLareW O[neH Sr CSntrSlleHŻ() 20, *ebruaryɸ2023 ,0 Aprilɸ2022 AGE Nominees for Election to the Board CN-40 Book - Circulaire 2023 - EN.indb 12 2023-03-14 16:19

CN | Management Information Circular 2023 3 AGE 8Ż 8e\as, 9SA DIRECTOR SINCE Octoberɸ2, 202 Independent LINGUISTIC PROFICIENCY English ..oann dePass OPsovsO] Corporate (irector Ms. dePass Olsovsky was most recently the Executive Vice-President and Chief Information Officer at Salesforce.com, Inc., a cloud-based software company, from February 2018 to August 2022 when she retired. At Salesforce.com, she oversaw a global information technology organization responsible for all internal systems, global network infrastructure and connectivity, cyber security and M&A systems integrations to ensure effective business automation and operations supporting a mobile workforce. Ms. dePass Olsovsky led the team responsible for many successful large scale system implementations, enabled Salesforce to migrate to 100% remote operations globally at the onset of the Covid-19 pandemic, integrated numerous acquisitions eliminating redundant systems infrastructure. Prior to Salesforce.com, Ms. dePass Olsovsky was on the executive team at BNSF Railway (“BNSF”) for approximately 12 years. As their Senior Vice-President and Chief Information Officer, she led BNSF’s enterprise information technology function supporting all freight transportation systems, back-office systems, network technology, and cyber security enabling train movement and internal operations throughout North America. She led BNSF to greater operational efficiency through a migration to cloud applications and modernization of legacy systems, implemented positive train control (PTC), launched aerial drone operations for enhanced safety applications, and delivered predictive analytics for proactive maintenance of rolling stock through big data. Prior to her work at BNSF, Ms. dePass Olsovsky held technology leadership positions at GTE/Verizon and AT&T from 1984 to 2006. Ms. dePass Olsovsky is also a member of the board of directors for Reltio Corp, a high-tech cloud native data management company and serves on its Finance and Audit Committee. She has been active in local communities and over the past 15 years acted as customer board member at various global companies (AT&T, Amazon, Google, Dell), and previously acted as a member of TCU Neeley School of Business Information Technology Advisory Board and the Fort Worth Hispanic Chamber of Commerce. Ms. dePass Olsovsky holds a bachelor’s degree in Business Management and a Master of Business Administration from Nova Southeastern University, as well as a master’s degree in Project Management from George Washington University. 5ualifications to sit on the Board Ms. dePass Olsovsky’s decades long experience and in-depth knowledge of technology, cybersecurity, infrastructure operations, as well as her history in senior executive leadership positions for over a decade at a Class I railroad, allows her to contribute meaningfully to the Board’s vision and CN’s strategic development, leadership and technology and innovation. 1s.ɸdePass OPsovsO]ƅs Competencies The following experience and skills qualify Ms. dePass Olsovsky to sit on the Board of CN: Principal (Top ҏ) Competencies • TechnologyInnovationArtificial IntelligenceCyber Security: Former Executive Vice-President and Chief Information Officer at Salesforce.com; Over 30 years of extensive experience in technology architecture, networking, cyber security, large scale systems implementation, M&A integrations, new products, cloud migration, digital customer experiences, data management & analytics, predictive sciences, aerial inspection, etc. • CEO/Executive Leadership Experience: 16 years executive experience; Former Executive Vice-President and Chief Information Officer at Salesforce.com; Almost 12 years’ experience at BNSF, most recently as Senior Vice-President and Chief Information Officer and initially VP & CIO since December 2007; Currently Reltio board of director member serving on various committees including Finance and Audit; 10 years on Railinc Board of Directors including serving on various committees and as board chair from 2014 to 2018. • Transportation Industry/Logistics/Supply Chain/Global Trade: Almost 12 years’ experience in senior management at BNSF; 10 years on Railinc Board of Directors including serving on various committees and as board chair from 2014 to 2018. • People and Talent 1anagement3rgani^ed 0abourDiversity and Inclusion: Former Executive Vice-President and Chief Information Officer at Salesforce.com; Prior Senior Vice-President and Chief Information Officer at BNSF; She has led global teams of over 3,000 employees with responsibility for operational budgets program worth more than $1B. Ms. dePass Olsovsky has extensive experience in all aspects of human resources matters for both unionized and management employees globally. Experiences include attracting, developing, and retaining union and salaried/management employees, all aspects of unionized labor relations, compensation design, performance management and talent/succession planning. MEM&ER OFŻ2 ATTENDANCE 2022 Board 00 Audit, *inance and 6isO Committee 00 ,uman 6esources and Compensation CommitteeɸChair 00 99.85 votes in favour in 2022. OTHER CURRENT PU&LIC &OARDS – SECURITIES HELD ValYe at riWO C,Ż() CSQQSn SLareW O[neH Sr CSntrSlleHŻ() 2,882 *ebruaryɸ2023 2,8 Aprilɸ2022 Nominees for Election to the Board CN-40 Book - Circulaire 2023 - EN.indb 13 2023-03-13 19:53

CN | Management Information Circular 2023 14 AGE 8Ż 8ennessee, 9SA DIRECTOR SINCE Mayɸ20, 2022 Independent LINGUISTIC PROFICIENCY English (avid *reeman Corporate (irector Mr. Freeman is the former Executive Vice President of Operations for BNSF. In this capacity, Mr. Freeman oversaw all engineering, environmental, mechanical, operations support, transportation, safety and training, service design and resource protection for the entire railway. After a successful 19-year career during which he held various senior positions, Mr. Freeman retired from BNSF in early 2020. Prior to joining BNSF, Mr. Freeman worked from 1981 to 2001 in the aluminum industry at Alcoa Corporation and Imco Recycling Inc., where he occupied various roles, including in manufacturing and supply chain. From 1976 to 1981, Mr. Freeman held different functions relating to engineering, mechanical and transportation at the Missouri Pacific Railroad (now a part of Union Pacific Corporation). Mr. Freeman is a member of the Board of directors of Loram Holdings, Inc., a private company involved in the design, build and operations for various maintenance of way equipment and activities in the railroad industry. From 2008 to 2011, Mr. Freeman sat on the Board of governors of the American Railway Engineering and Maintenance-of-Way Association. Mr. Freeman holds a B.S. in Civil Engineering from Lehigh University. 5ualifications to sit on the Board Drawing on his enduring career in the railroad industry and his former position as Executive Vice President of BNSF, Mr. Freeman brings a wealth of experience to the Board with regards to leadership in the transportation industry as well as logistics, operations and risk management/safety. 1r.ɸ*reemanƅs Competencies The following experience and skills qualify Mr. Freeman to sit on the Board of CN: Principal (Top ҏ) Competencies • Transport Industry/Logistics/Supply Chain/Global Trade: Decades-long experience as former Executive Vice President of Operations for BNSF; Member of the Board of Loram Holdings, Inc.; Board of governor’s member of the American Railway Engineering and Maintenance-of-Way Association from 2008 to 2011; 20-year experience at Alcoa Corporation, including in manufacturing and supply chain. • Risk Management/Safety: Former Executive Vice President of Operations for BNSF. • CEO/Executive Leadership Experience: Former Executive Vice President of Operations for BNSF. • Strategic Planning: Former Executive Vice President of Operations for BNSF; Member of the Board of Loram Holdings, Inc. MEM&ER OFŻ2 ATTENDANCE 2022 Board 00 +overnance, Sustainability and Safety Committee 00 4ension and Investment Committee 00 99.ɦ8 votes in favour in 2022. OTHER CURRENT PU&LIC &OARDS Ɓ SECURITIES HELD ValYe at riWO C,Ż() CSQQSn SLareW O[neH Sr CSntrSlleHŻ() 2,3 *ebruaryɸ2023 Nil Mayɸ2022 AGE Nominees for Election to the Board CN-40 Book - Circulaire 2023 - EN.indb 14 2023-03-13 19:53

CN | Management Information Circular 2023 AGE 0Ż Michigan, 9SA DIRECTOR SINCE April 2, 202 Independent LINGUISTIC PROFICIENCY English (enise +ra] (irector ExternaP Affairs +overnment 6ePations 2orth America 0+ EnerK] 7oPution 1ichiKanɸ-nc. 9.7. Ms. Gray is Director, External Affairs & Government Relations, North America, LG Energy Solution Michigan Inc., U.S., a subsidiary of LG Energy Solution Ltd. Until March 14, 2022, she oversaw the North American subsidiary of South Korean LG Energy Solution, one of the world’s largest lithium-ion battery manufacturers, as President of LG Chem Michigan Inc. Tech Center, subsidiary of LG Energy Solution Ltd, since 2018. Before that, she was President and Chief Executive Officer of LG Chem Power, Inc., a company focused on lithium-ion polymer battery technology applications in the North American automotive and commercial markets. Prior to September 2015, she was Vice-President, Powertrain Electrification at AVL List GmbH in Graz, Austria and North America. For over 30 years prior to March 2010, she had roles of increasing responsibility at General Motors including acting as head of Global Battery Systems Engineering where she was a driving force behind the Chevrolet Volt Vehicle Battery. Ms. Gray was a member of the board of Tenneco, Inc., a U.S. public company and a manufacturer of automotive products for global markets, including light vehicle, commercial truck, industrial and the aftermarket from 2019 to 2022 and served as a member of the board’s audit and compensation committees. Ms. Gray also serves on the board of directors of the Original Equipment Suppliers Association (OESA), a non-profit trade association that represents original equipment automotive suppliers in North America. Her support of the STEM (science, technology, engineering and mathematics) academic disciplines was recognized when she was awarded the 2017 Women of Color Technologist of the Year Award. Ms. Gray holds a bachelor’s degree in Electrical Engineering from Kettering University and a master’s degree in Engineering Management Technology from Rensselaer Polytechnic Institute. 5ualifications to sit on the Board Her extensive experience in strategic planning for the development and implementation of new technology in traditional industries allows her to contribute meaningfully to the Board’s vision and CN’s strategic plan. 1s.ɸ+ra]ƅs Competencies The following experience and skills qualify Ms. Gray to sit on the Board of CN: Principal (Top ҏ) Competencies • CEO/Executive Leadership Experience: Director, External Affairs & Government Relations, North America, LG Energy Solution Michigan Inc., U.S. and previously as President and Chief Executive Officer of LG Chem Michigan Inc. Tech Center, and LG Chem Power, Inc., a global leading lithium-ion battery manufacturer; Over 30 years’ experience as an executive with General Motors, a leading multinational automotive corporation. • Corporate Governance/Public Company Experience: Member of the board of Tenneco, Inc. from 2019 to 2022 as well as member of its audit and compensation committees; Member of the board of directors of the OESA; Member of the Governance, Sustainability and Safety Committee of CN. • TechnologyInnovationArtificial IntelligenceCyber Security: Experience in the application of innovative technology including lithium-ion batteries within traditional industries. • Environmental/Social/Corporate Responsibility: Ms. Gray’s decades-long experience as an executive including as President and Chief Executive Officer at the forefront of technological innovation in the transportation industry provides valuable insight to the Board on innovation and the use of new, greener technology in CN’s operations. MEM&ER OFŻ2 ATTENDANCE 2022 Board Audit, *inance and 6isO Committee 00 +overnance, Sustainability and Safety Committee 00 ,uman 6esources and Compensation Committee 0 98.14 votes in favour in 2022. OTHER PU&LIC &OARD DURING PAST =EARS 8enneco, Inc. 20Ɓ2022 SECURITIES HELD ValYe at riWO C,Ż() CSQQSn SLareW O[neH Sr CSntrSlleHŻ() ,2 *ebruaryɸ2023 ,83 Aprilɸ2022 AGE Nominees for Election to the Board CN-40 Book - Circulaire 2023 - EN.indb 15 2023-03-13 19:53

CN | Management Information Circular 2023 AGE 2Ż ;ashington, 9SA DIRECTOR SINCE Aprilɸ2, 202 Independent LINGUISTIC PROFICIENCY English, *rench ..ustin 1. ,o[ePP 7enior -nvestment 1anaKer Cascade Asset 1anaKementɸCo. Mr. Howell is a senior investment manager with Cascade Asset Management Co., the investment office for the Gates Family and the Bill and Melinda Gates Foundation. Mr. Howell was formerly an investment banker, with Bank of America Merrill Lynch, New York, New York and a lawyer with the law firm, Cravath, Swaine & Moore LLP, New York, New York. Mr. Howell is the chair of the nomination and compensation committee and a member of the board of directors of Sika AG, a multinational specialty chemical company listed on the SIX Swiss Exchange and headquartered in Baar, Switzerland. Mr. Howell studied at McGill University, Montreal, Canada and holds a B.A. from UNBC and a LL.B./B.C.L. degree from McGill University Faculty of Law. He is retired from the New York and Washington State Bars. 5ualifications to sit on the Board Mr. Howell’s in-depth knowledge of international financial and capital markets and extensive international experience in corporate finance, investment banking and M&A together with his wide network across industries gives him valuable insight into CN’s international strategic development. With over 10 years of experience working for a global asset owner with a strong focus on sustainable, long-term investment coupled with his background as a lawyer, he brings to the Board broad expertise in the areas of sustainability, environmental, social and corporate responsibility, corporate governance and legal. 1r.ɸ,o[ePPƅs Competencies The following experience and skills qualify Mr. Howell to sit on the Board of CN: Principal (Top ҏ) Competencies • International/Global Experience and Perspective: Senior investment manager of Cascade Asset Management Co.; Former investment banker at Bank of America Merrill Lynch (Experience in public and private equity investment for a global portfolio, governance principles in the U.S., Canada, and Europe, and complex transactions with multi-national businesses). • Environmental/Social/Corporate Responsibility: Senior investment manager of Cascade Asset Management Co. (Experience in sustainable, long-term investment principles); Member of the Governance, Sustainability and Safety Committee of CN. • Corporate Governance/Public Company Experience: Chair of the Nomination and Compensation Committee and member of the board of Sika AG (Experience in strategy-aligned compensation models and international governance principles for a major publicly listed company); Member of the Governance, Sustainability and Safety Committee of CN. • Finance/Accounting/Investor Relations: Senior investment manager of Cascade Asset Management Co.; Former investment banker at Bank of America Merrill Lynch (Experience in investment management, overseeing complex M&A and other financial transactions, and corporate finance). MEM&ER OFŻ2 ATTENDANCE 2022 Board 00 +overnance, Sustainability and Safety Committee 00 ,uman 6esources and Compensation Committee 00 4ension and Investment Committee Chair 99.29 votes in favour in 2022. OTHER CURRENT PU&LIC &OARD SiOa A+ 208present SECURITIES HELD ValYe at riWO C,Ż() CSQQSn SLareW O[neH Sr CSntrSlleHŻ() 3,0 *ebruaryɸ2023 3,33 Aprilɸ2022 AGE Nominees for Election to the Board CN-40 Book - Circulaire 2023 - EN.indb 16 2023-03-13 19:53

CN | Management Information Circular 2023 AGE 3Ż Alberta, Canada DIRECTOR SINCE Mayɸ20, 2022 Independent LINGUISTIC PROFICIENCY English, *rench 7usan C. .ones Corporate (irector Ms. Jones is a Corporate Director having served on numerous public company boards and having held various leadership positions within public companies throughout her career in the energy, energy transition, mining and agricultural sectors. She also has experience with Class I railroads from a customer-lens, having dealt with such railways as customers throughout her career. She currently sits on the boards of the companies in the below table. Ms. Jones served as Executive Vice President and Chief Executive Officer of the Potash Business Unit at Nutrien Ltd. (“Nutrien”) until her retirement in 2019. She also held a variety of leadership roles within Nutrien between 2004 and 2017, including, among others, Chief Legal Officer, Senior Vice-President of the Phosphate Business Unit, Managing Director of the European Fertilizer trading business, Vice-President of Marketing and Distribution, and Senior Director of Business Development and Strategy. In these roles, she was responsible for running and transforming large businesses, with a focus on operational excellence, people and culture, including leadership in unionized environments. Prior to her career at Nutrien, Ms. Jones was a partner at Jones & Ruud Law Corp from 1996 until 2003. Ms. Jones holds a Bachelor of Arts in Political Science and Hispanic Studies from the University of Victoria, as well as a Bachelor of Laws from the University of Ottawa. She also earned a Leadership Diploma from the University of Oxford and holds a Director Certificate from Harvard University. In 2017, she was named the Osler Purdy Crawford Deal Maker of the Year at the Canadian General Counsel Awards in recognition of her role in the merger of Agrium Inc. and Potash Corporation of Saskatchewan Inc. Ms. Jones has also served on the United Way and the Canadian Bar Association and has been an active supporter of women’s leadership groups and equity, diversity and inclusion throughout her career. 5ualifications to sit on the Board Ms. Jones’ extensive experience in senior executive positions at a large global mining and agriculture company, along with her experience as a board and board committee member of various large public companies and her distinguished legal background allows her to bring to the Board invaluable insight into strategic business development and transformations, customer experience, as well as into regulatory and legal matters. 1s.ɸ.onesƅ Competencies The following experience and skills qualify Ms. Jones to sit on the Board of CN: Principal (Top ҏ) Competencies • CEO/Executive Leadership Experience: Former Executive Vice President and Chief Executive Officer of the Potash Business Unit of Nutrien; Former Chief Legal Officer of Agrium Inc., predecessor to Nutrien; Former Senior Vice President and President of the Phosphate Business Unit at Nutrien; Generally, held various leadership positions within Nutrien for over 15 years from 2004 until her retirement in 2019. • Government/Regulatory/Public Policy/Legal: Former Chief Legal Officer of Agrium Inc., predecessor to Nutrien, from March 2015 until December 2017; Co-Chair of the Food & Agribusiness Section of the Canadian Bar Association in 2017; Former partner at Jones & Ruud Law Corp for nearly a decade. • People and Talent 1anagement3rgani^ed 0abourDiversity and Inclusion: Chair of the Leadership and Compensation Committee at Piedmont Lithium Inc.; Member of the Human Resources and Compensation Committee of TC Energy Corporation; Past member of the Human Resources & Compensation Committee of ARC Resources Ltd.; Former Executive Vice President and Chief Executive Officer of the Potash Business Unit of Nutrien overseeing a unionized environment of approximately 3000 people; and generally, extensive board, senior leadership and executive experience overseeing large groups of employees with a focus on building strong employee engagement, trust and retention. • Customer Experience/Sales/Marketing: Various executive roles at Nutrien Ltd., including as Executive Vice President and CEO of the Potash Business Unit, President of the Phosphate Business Unit and Vice-President of Marketing and Distribution, where in each role, was a customer to all the North American Class I Railroads; and Managing Director of the European Fertilizer trading business. MEM&ER OFŻ2 ATTENDANCE 2022 Board 00 ,uman 6esources and Compensation Committee 00 4ension and Investment Committee 00 98.99 votes in favour in 2022. OTHER CURRENT PU&LIC &OARDS 8C Energy Corporation 2020present 4iedmont 0ithiumɸInc. 202present OTHER PU&LIC &OARDS DURING PAST =EARS +ibson EnergyɸInc. 208Ɓ2020 A6C 6esources 0td. 2020Ɓ2023 * Ms. Jones served on the board of Seven Generations Energy Ltd. starting in 2020, and continued on the board of ARC Resources Ltd. after its merger with Seven Generations Energy Ltd. in 2021. SECURITIES HELD ValYe at riWO C,Ż() CSQQSn SLareW O[neH Sr CSntrSlleHŻ() ,202 *ebruaryɸ2023 Nil Mayɸ2022 AGE Nominees for Election to the Board CN-40 Book - Circulaire 2023 - EN.indb 17 2023-03-13 19:53

CN | Management Information Circular 2023 18 AGE Ż *lorida, 9.S.A. DIRECTOR SINCE Mayɸ20, 2022 Independent LINGUISTIC PROFICIENCY English 6oFert /niKht Corporate (irector Mr. Knight is a corporate director and the former Chief Financial Officer of Union Pacific Corporation, a position he held for 15 years before retiring in December 2019. For seven consecutive years, Mr. Knight was named to Institutional Investor magazine’s All-America Executive Team as the top CFO in all of transportation. During Mr. Knight’s 40-year tenure at Union Pacific Corporation, he also held a variety of senior executive positions, including General Manager of the company’s energy and automotive business units. As a proven leader with extensive experience in finance, strategy and corporate governance, Mr. Knight serves as a director and member of the Compensation Committee at Schneider National, Inc., director and Chair of the Audit Committee at Hyliion Holdings Corp. and was a director at Carrix Corporation, a private transportation services company. Mr. Knight holds an MBA from Southern Illinois University and a B.A. from Kansas State University. 5ualifications to sit on the Board With his decades-long experience in finance and corporate governance as former CFO of a Class I railroad, Mr. Knight brings to the Board business and strategic leadership, as well as extensive knowledge of the transportation industry. Mr. Knight provides the Board with ground experience and a global vision of business strategy. 1r.ɸ/niKhtƅs Competencies The following experience and skills qualify Mr. Knight to sit on the Board of CN: Principal (Top ҏ) Competencies • Finance/Accounting/Investor Relations: Chair of Audit Committee of Hyliion Holdings Corp.; Chief Financial Officer of Union Pacific Corporation from 2004 to 2019. • Transport Industry/Logistics/Supply Chain/Global Trade: Former Chief Financial Officer of Union Pacific Corporation; Independent Director at Schneider National, Inc., a transportation and logistics company, since April 2020 and was a director of Carrix, Inc., a privately-held marine terminal and rail operator company. • Strategic Planning: Former Chief Financial Officer of Union Pacific Corporation; Member of the Board of Schneider National, Inc. since April 2020; Member of the Board of Hyliion Holdings Corp. since October 2020. • Corporate Governance/Public Company Experience: Member of the Board of Schneider National, Inc. since April 2020; Member of the Board of Hyliion Holdings Corp. since October 2020. MEM&ER OFŻ2 ATTENDANCE 2022 Board 00 Audit, *inance and 6isO Committee 00 ,uman 6esources and Compensation Committee 00 99.81 votes in favour in 2022. OTHER CURRENT PU&LIC &OARDS Schneider National, Inc. 2020present ,yliion ,oldings Corp. 2020present SECURITIES HELD ValYe at riWO C$227,099Ż() CSQQSn SLareW O[neH Sr CSntrSlleHŻ() ,3 *ebruary 2023 Nil Mayɸ2022 AGE Nominees for Election to the Board CN-40 Book - Circulaire 2023 - EN.indb 18 2023-03-13 19:53

CN | Management Information Circular 2023 19 AGE 8Ż 5uʣbec, Canada DIRECTOR SINCE Octoberɸ2022 Independent LINGUISTIC PROFICIENCY *rench, English 1icheP 0etePPier President and Chief Executive Officer -nnerKex 6ene[aP EnerK]ɸ-nc. Mr. Letellier has been the President and CEO of Innergex Renewal Energy Inc. (“Innergex”) since October 25, 2007. Mr. Letellier is responsible for providing strategic leadership and overseeing all of Innergex’s business activities, in order to ensure its sound financial management and long-term sustainability. Prior to his current role, he acted as Executive Vice President and Chief Financial Officer of Innergex from 2003 until his appointment as President and CEO on October 25, 2007. From 1997 to 2003, Mr. Letellier was Vice President and Chief Financial Officer of Innergex GP Inc. and was responsible for the financial management of the affairs of Innergex GP Inc., Innergex, Limited Partnership and Innergex Power Income Fund. Prior to joining Innergex, Mr. Letellier worked at Boralex Inc. from 1990 to 1997, where he was involved in the development and operation of several run-of-river hydroelectric projects and where he held positions of increasing responsibility. Prior to that, he spent two years as a member of the Corporate Finance group at Brault Guy O’Brien Inc. He holds a MBA from Université de Sherbrooke as well as a bachelor’s degree in commerce (finance) from Université du Québec à Montréal 5ualifications to sit on the Board Mr. Letellier has extensive North American business experience, particularly in the renewable energy industry having been with Innergex since 1997 and its President and Chief Executive Officer since 2007, and previously with Boralex Inc. where he was responsible for the development and operation of hydroelectric projects. He is an accomplished Montreal based business leader who brings to the Board extensive business and strategic experience, sustainability leadership and record of entrepreneurship, combined with financial acumen. 1r.ɸ0etePPierƅs Competencies The following experience and skills qualify Mr. Letellier to sit on the Board of CN: Principal (Top ҏ) Competencies • CEO/Executive Leadership Experience: President and CEO of Innergex; Former Executive Vice President and Chief Financial Officer of Innergex; Generally, held various executive leadership positions within Innergex and Boralex for over 30 years. • Strategic Planning: President and CEO of Innergex; Former Executive Vice President and Chief Financial Officer of Innergex and former member of the board of KP Tissue Inc. • Finance/Accounting/Investor Relations: President and CEO of Innergex; Former Executive Vice President and Chief Financial Officer of Innergex. • Environmental/Social/Corporate Responsibility: President and CEO of Innergex; Member of the Governance, Sustainability and Safety Committee of CN. MEM&ER OFŻ2 ATTENDANCE 2022 Board 00 Audit, *inance and 6isO Committee 00 +overnance, Sustainability and Safety Committee 00 OTHER CURRENT PU&LIC &OARDS Innerge\ 6ene[al EnergyɸInc. 2002Ɓpresent OTHER PU&LIC &OARDS DURING PAST =EARS /4 8issue Inc. 202Ɓ2023 SECURITIES HELD ValYe at riWO C,Ż() CSQQSn SLareW O[neH Sr CSntrSlleHŻ() ,3 *ebruaryɸ2023 Nil Octoberɸ2022 AGE Nominees for Election to the Board CN-40 Book - Circulaire 2023 - EN.indb 19 2023-03-13 19:53

CN | Management Information Circular 2023 20 AGE Ż Alberta, Canada DIRECTOR SINCE Octoberɸ, 2020 Independent LINGUISTIC PROFICIENCY English 1arKaret A. 1c/en^ie Corporate (irector Ms. McKenzie is a Corporate Director with more than 30 years’ experience in the energy sector where she developed expertise in financial reporting, treasury, corporate finance and risk management. She currently serves as a director and Chair of the Audit Committee of PrairieSky Royalty Ltd. Ms. McKenzie is the founder and former Chief Financial Officer of Range Royalty Management Ltd, a position she assumed from 2006 to 2014. In addition to being the Chief Financial Officer of Profico Energy Management Ltd. from 2000 to 2006, Ms. McKenzie served on both public and private company boards since 2006. She has also served on non-profit boards including the Audit Committee for the University of Calgary from 2014 to 2017 and the Capital Campaign Committee for the Alex Community Food Centre in 2016–2017. Ms. McKenzie holds a Bachelor of Commerce Degree (Accounting) from the University of Saskatchewan and has obtained her designation as ICD.D with the Institute of Corporate Directors. She has also been Chartered Professional Accountant (CPA CA) since 1985 and received the designation of Fellow CPA in 2022. 5ualifications to sit on the Board Ms. McKenzie’s decades-long experience as a senior executive of Canadian energy companies and extensive experience as a board member of major public issuers operating in the same sector, as well as her service and entrepreneurial experience as a founder and board member of various private companies, allow her to bring invaluable insight into financial matters, environmental, social and corporate governance issues and strategic business development. 1s.ɸ1c/en^ieƅs Competencies The following experience and skills qualify Ms. McKenzie to sit on the Board of CN: Principal (Top ҏ) Competencies • Finance/Accounting/Investor Relations: Chief Financial Officer of Range Royalty Management Ltd. from 2006 to 2014; Chief Financial Officer of Profico Energy Management Ltd. from 2000 to 2006; Member of the Audit, Finance and Risk Committee of CN; Member of the Pension and Investment Committee of CN; Chair of the Audit Committee of PrairieSky Royalty Ltd.; Former member of the Finance Committee of CN; Former member of the Audit Committee of Ovintiv Inc.; Former Chair of the Audit Committee of Inter Pipeline Ltd. • Risk Management/Safety: Member of the Major Projects Review Committee of Inter Pipeline Ltd.; Former member of the Environment, Safety and Security Committee of CN. • Strategic Planning: Founder of four successful private energy companies including Range Royalty Management Ltd; Member of the Board of Directors of PrairieSky Royalty Ltd. since 2014; Former member of the Strategic Planning Committee of CN; Former member of the Board of Directors of Ovintiv Corporation; Former member of the Board of Directors of InterPipeline Limited and Chair of the Special Committee of Independent Directors of Inter Pipeline Ltd. in connection with a comprehensive Strategic Review process; Former member of the Corporate Governance and Nominating Committee of CN. • Environmental/Social/Corporate Responsibility: Former member of the Corporate Governance and Nominating Committee of CN; Former member of the Environment, Safety & Security Committee of CN; Over thirty years of experience in energy business overseeing safety, risk management and environmental matters including oversight of sustainability reporting. MEM&ER OFŻ2 ATTENDANCE 2022 Board 00 Audit, *inance and 6isO Committee Chair 00 +overnance, Sustainability and Safety Committee 00 4ension and Investment Committee 00 98.96 votes in favour in 2022. OTHER CURRENT PU&LIC &OARDS 4rairieSOy 6oyaltyɸ0td. 4S/ 20present OTHER PU&LIC &OARD DURING PAST =EARS Ovintiv Corporation 20Ɓ202 Inter4ipeline 0imited I40 20Ɓ202 Bonavista Energy Corporation 200Ɓ208 SECURITIES HELD ValYe at riWO C$2,270,592Ż() CSQQSn SLareW O[neH Sr CSntrSlleHŻ() ,3 *ebruaryɸ2023 ,3 Aprilɸ2022 AGE Nominees for Election to the Board CN-40 Book - Circulaire 2023 - EN.indb 20 2023-03-13 19:53

CN | Management Information Circular 2023 2 AGE 3Ż Alberta, Canada DIRECTOR SINCE Ne[ (irector Nominee Independent LINGUISTIC PROFICIENCY English AP 1onaco Corporate (irector Mr. Monaco was, until his retirement on January 1, 2023, the President and Chief Executive Officer of Enbridge Inc. (“Enbridge”), an energy infrastructure company. Appointed as President, Chief Executive Officer and a Director of Enbridge in 2012, Mr. Monaco led Enbridge through a period of transformational growth combined with an intensified focus on safety, reliability and environmental protection that has positioned it as North America’s leading diversified energy delivery company. Previously, he held a number of executive positions at Enbridge, including President, Gas Pipelines, Renewable Energy & International, President, Gas Distribution and Storage, Executive Vice President, Major Projects & Renewable Energy and Senior Vice President, Corporate Planning and Development. Mr. Monaco is a director of Weyerhaeuser Company, and a former director and member of the executive committee, and Chair of the Finance Committee, of the American Petroleum Institute; a director and a member of the Business Council (US); the U.S. National Petroleum Council, the Business Council of Canada, the Business Council of Alberta, and the Catalyst Canada Advisory Board. He was the recipient of the Fraser Institute’s Founders Award (2019) and has been recognized, among many other recognitions, as “Canadian Energy Person of the Year” (2017). Most recently, he was awarded the Honouring Integrity, Legacy and Leadership (HILL) Award from the University of Regina. He earned his MBA from the Haskayne School of Business at the University of Calgary and is a CPA and a certified management accountant. He also completed the Advanced Management Program at Harvard Business School. 5ualifications to sit on the Board Mr. Monaco brings decades-long experience overseeing a large, complex, federally regulated and geographically diverse organization, including the management of capital-intensive operations, development of important linear infrastructure projects, deployment of operating technology, as well as international operations, sustainability and strategic planning. This experience will provide CN with invaluable insight into executive leadership, safety and reliability, customer experience, corporate governance, finance, mergers and acquisitions, strategic planning, investor relations, ESG, people and talent management, government, regulatory and public policy and a global experience and perspective. 1r. 1onacoƅs Competencies The following experience and skills qualify Mr. Monaco to sit on the Board of CN: Principal (Top ҏ) Competencies • CEO/Executive Leadership Experience: Over 20 years of experience as a senior executive at Enbridge; experience in leading the largest North American energy infrastructure company, including 11 years in the role of President and Chief Executive Officer. • Risk Management/Safety: Former President and Chief Executive Officer of Enbridge, with an intensified focus on Enbridge’s approach to safety, reliability and protecting the environment. • Strategic Planning: Former Chief Executive Officer and President of Enbridge for 11 years, responsible for setting and executing Enbridge’s strategic and capital allocation priorities; led Enbridge through a period of significant growth, including large scale acquisitions, investments and divestitures, EBITDA and dividend growth, and developing and executing the company’s renewables and low carbon investment strategy; Former Senior Vice President, Corporate Planning and Development at Enbridge. • ESG: In his role as President and Chief Executive Officer of Enbridge, led Enbridge in establishing ESG goals; further led Enbridge in making meaningful progress towards the achievement of its ESG goals (including through significantly expanding the renewables and low carbon businesses and partnerships; establishing diversity, equity and inclusion targets, and developing economic relationships with Indigenous communities). OTHER CURRENT PU&LIC &OARDS ;eyerhaeuser Company 2020Ɓpresent OTHER PU&LIC &OARDS DURING PAST =EARS Enbridge Inc. 202Ɓ2023 SECURITIES HELD ValYe at riWO C,Ż() CSQQSn SLareW O[neH Sr CSntrSlleHŻ() 2,23 *ebruaryɸ2023 AGE Nominees for Election to the Board CN-40 Book - Circulaire 2023 - EN.indb 21 2023-03-13 19:53

CN | Management Information Circular 2023 22 AGE Ż Alberta, Canada 5uebec, Canada DIRECTOR SINCE *ebruaryɸ28, 2022 NonIndependent LINGUISTIC PROFICIENCY English 8rac] 6oFinson President and Chief Executive Officer C2 Ms. Robinson was appointed President and Chief Executive Officer of CN on January 25, 2022, effective February 28, 2022. Prior to joining CN, she held various senior and executive positions at TC Energy Corporation between 2014 and 2022, including most recently as Executive Vice-President of TC Energy Corporation, President of Canadian Natural Gas Pipelines and President Coastal GasLink from 2019 to 2022. She also previously worked at Canadian Pacific Railway for nearly three decades. Over the course of her career, Ms. Robinson has developed meaningful experience on private and industry boards. She chaired the board of the Canadian Energy Pipeline Association and served on the boards of the Canadian Gas Association and the Business Council of British Columbia. She also served on the board of Shock Trauma Air Rescue Service (STARS), a charitable and non-profit entity governed by a volunteer board of directors, and acted as a board member of Smart Sand, Inc., a Nasdaq-listed frac sand supply and services company. Ms. Robinson is currently on the Campaign Committee of the University of Saskatchewan (“U. of S.”) and the Dean’s Advisory Council at the Edward’s School of Business of the U. of S. Ms. Robinson holds a Master of Business Administration from the University of Pennsylvania’s Wharton School of Business and a Bachelor of Commerce Degree from the University of Saskatchewan. She received her Institute of Corporate Directors designation in 2015. 5ualifications to sit on the Board With her extensive executive experience and past tenure at Canadian Pacific for 27 years, Ms. Robinson brings over 35 years of valuable railroad experience, operational management, strategy development and project execution experience to the Board, which will allow her to contribute to driving growth and profitability to CN and providing value to our stakeholders. 1s.ɸ6oFinsonƅs Competencies The following experience and skills qualify Ms. Robinson to sit on the Board of CN: Principal (Top ҏ) Competencies • CEO/Executive Leadership Experience: Executive Vice-President, President and various other senior leadership positions at TC Energy Corporation since 2014; extensive executive experience in Commercial, Operations and Finance at Canadian Pacific. • Transport Industry/Logistics/Supply Chain/Global Trade: Nearly three decades of experience, including in senior and executive positions, in roles spanning across Commercial, Operations and Finance at Canadian Pacific. • Strategic Planning: Responsible for various segments and high-profile projects in her position as Executive Vice-President and President at TC Energy Corporation, including the profitability and growth of its Canadian natural pipelines business and all aspects of its Coastal GasLink project; Spent nearly three decades at Canadian Pacific, with experience including positions in operations, finance and marketing. • Customer Experience/Sales/Marketing: Various executive roles spanning 35 years, including Executive Vice-President of TC Energy Corporation, President of Canadian Natural Gas Pipelines and President Coastal GasLink from 2019 to 2022; and for Canadian Pacific Railway as General Manager of Transportation Services and Vice President of Marketing and Sales. MEM&ER OFŻ2 ATTENDANCE 2022 Board 00 99.85 votes in favour in 2022. OTHER PU&LIC &OARD DURING PAST =EARS Smart Sand, Inc. 20Ɓ20 SECURITIES HELDŻ ValYe at riWO C,,Ż( CSQQSn SLareW O[neH Sr CSntrSlleHŻ() ,28 *ebruaryɸ2023 23 Aprilɸ2022 StScO OTtiSnW HelHŻ() 222,00 *ebruaryɸ2023 ,000 Aprilɸ2022 AGE Nominees for Election to the Board CN-40 Book - Circulaire 2023 - EN.indb 22 2023-03-13 19:53

CN | Management Information Circular 2023 23 (1) The age of the directors is provided as at April 25, 2023, the date of the Meeting. (2) For a detailed review of the 2022 Board and committee attendance by directors, please refer to the Attendance Table found in the “Statement of Corporate Governance Practices” section of this Information Circular. (3) The Value at risk for non-executive directors represents the total value of common shares and Deferred Share Units (“DSUs”) under the Deferred Share Unit Plan for non-executive directors (“DSU Plan”), which total value is based on February 22, 2023, closing price of the common shares on the TSX (C$156.17) or, for Ms. dePass Olsovsky, Mr. Freeman, Ms. Gray, Mr. Howell and Mr. /night, the closing price of the common shares on the New York Stock Exchange (“NYSE”) (U.S.$115.32) converted to Canadian dollars using the rate of exchange of Bloomberg (U.S.$1.00 = C$1.3552) on the same date. The Value at Risk for Ms. Tracy Robinson represents the total value of common shares owned or controlled and vested DSUs under the Company’s Voluntary Incentive Deferral Plan (“VIDP”), which total value is based on the February 22, 2023, closing price of the common shares on the TSX. (4) The information regarding common shares beneficially owned, controlled or directed directly or indirectly, has been furnished by the respective directors individually as at February 22, 2023 and for 2022 as at April 1, 2022 and includes DSUs for non- executive directors. For further information on the DSU Plan, please see the “Board of Directors Compensation” section of this Information Circular. In the case of Ms. Tracy Robinson, common shares owned or controlled includes vested DSUs under the VIDP, but does not include common shares under stock options. For further details on the VIDP, please see the “Statement of Executive Compensation” section of this Information Circular. (5) For a discussion on Ms. Tracy Robinson’s shareholding requirements, please see the section on “Stock Ownership” on page 60 of this Information Circular. Ms. Robinson is also enrolled in the ESIP. See “Employee Share Investment Plan” on page 60 of this Information Circular. (6) Stock options granted to Ms. Robinson pursuant to the Management Long-Term Incentive Plan. For further details on the plan, please see the “Statement of Executive Compensation” section of this Information Circular. AdditionaP (iscPosure 6ePatinK to (irectors As of the date hereof, to the knowledge of the Company and based upon information provided to it by the directors, no proposed director is or has been within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including CN) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (each, an “order”) that was issued while such director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after such director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such director was acting in the capacity as director, chief executive officer or chief financial officer. Except as disclosed in this section, as of the date hereof, to the knowledge of the Company and based upon information provided to it by the directors, no proposed director is or has been, in the last 10 years, a director or executive officer of any company (including CN) that, while such person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. Also as of the date hereof, to the knowledge of the Company and based upon information provided to it by the directors, no proposed director is or has, in the last 10 years, themselves become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets. On March 31, 2016, Ms. McKenzie, a current Board member of the Company, resigned as a director of Endurance Energy Ltd. (“Endurance”), a privately held natural gas exploration company. Endurance filed for creditor protection under the Companies’ Creditors Arrangement Act in May 2016, and was placed into bankruptcy in November 2017. To the knowledge of the Company and based upon information provided to it by the directors, no proposed director has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director. Nominees for Election to the Board CN-40 Book - Circulaire 2023 - EN.indb 23 2023-03-13 19:53

CN | Management Information Circular 2023 2 CN’s compensation program is designed to attract and retain the most qualified people to serve on CN’s Board and its committees and takes into account the risks and responsibilities of being an effective director. To reflect the Company’s extensive operations in the U.S. and the Company’s need to attract and retain directors with experience in doing business in the U.S., the compensation of the non-executive directors of the Company is designed to be comparable to that of large U.S.-based companies. The Board sets the compensation of non-executive directors based on the Governance, Sustainability and Safety Committee’s recommendations. This committee regularly reviews the compensation of non-executive directors and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board and the committee members and to remain competitive with director compensation trends in Canada and the U.S. Any director who is also an employee of the Company or of any of its affiliates does not receive any compensation as a director. Following a review of the compensation arrangements for non-executive directors with the help of external advisors in 2015, the Board, upon the advice of the former Corporate Governance and Nominating Committee, approved revisions to non-executive directors’ compensation, which now consists of an all-inclusive annual retainer structure comprising both a cash and an equity component. The compensation structure was thereafter reviewed annually by the Governance, Sustainability and Safety Committee and the Board, and has remained unchanged, including for 2022. The Governance, Sustainability and Safety Committee and the Board have also reviewed the compensation structure for 2023 and agreed that it would remain unchanged. The flat-fee approach was found, and continues to be, consistent with the compensation trends of the comparator groups, adds predictability to compensation paid to non-executive directors, and is simpler to administer. Comparator +roups CN’s non-executive directors’ compensation is compared against three separate comparator groups: (i) selected Class I Railroads (see table below) composed of the same companies used for benchmarking the NEOs’ compensation, given CN is one of the Class I Railroads; (ii) a Canadian peer group of companies (see table below) with comparable size to CN in terms of revenues or market capitalization, given CN is a Canadian company competing to attract and retain Canadian directors; and (iii) U.S. companies comprised in the Standard and Poor’s 500 Index, given CN’s extensive network in the U.S. and its need to attract and retain U.S.-based directors. We conduct a market review of the compensation of CN’s non-executive directors on an annual basis with the assistance of an external firm. In the fall of 2022, our review confirmed that compensation remained well aligned with the upper end of each of these comparator groups. Board of Directors Compensation Selected Class I Railroads 9nion Pacific Corporation (U.S.) Norfolk Southern Corporation (U.S.) Canadian Pacific Railway 0td. (CDN) CSX Corporation (U.S.) Canadian Peer Group of Companies Bank of 1ontreal Banks Barrick Gold Corporation Metals & Mining BC) Inc. Diversified Telecommunication Canadian Imperial Bank of Commerce Banks Canadian Natural Resources 0td. Oil, Gas and Consumable Fuels Canadian Pacific Railway 0td. Road & Rail Canadian Tire Corporation Multiline Retail Cenovus )nergy Inc. Oil, Gas and Consumable Fuels CGI Inc. IT services )nbridge Inc. Oil, Gas and Consumable Fuels Manulife Financial Insurance Corporation Nutrien 0td Chemicals Rogers Communications Inc. Diversified Telecommunication Sun 0ife Financial Inc. Insurance Suncor )nergy Inc. Oil, Gas and Consumable Fuels Teck Resources 0td. Metals & Mining Telus Corporation Diversified Telecommunication Thomson Reuters Corporation Media TC Energy Corporation Oil, Gas and Consumable Fuels Board of (irectors Compensation CN-40 Book - Circulaire 2023 - EN.indb 24 2023-03-14 16:20

CN | Management Information Circular 2023 2 Compensation 0evePs The following table shows the compensation levels for CN’s non-executive directors during 2022. The Governance, Sustainability and Safety Committee reviewed the compensation levels for CN’s non-executive directors in 2022 and in light of the flat fee compensation structure, resolved that such compensation levels remain unchanged for 2022. Directors’ compensation levels have therefore remained the same since 2015. T=PE OF FEE () FEE (U.S.) Board Chair Cash 6etainerŻ2 ,000 Board Chair Share +rant 6etainerŻ2 3,000 (irector Cash 6etainer 3,000 (irector Share +rant 6etainer 200,000 Committee Chair Cash 6etainersŻ3 Audit, *inance and 6isO Committee and ,uman 6esources andɸCompensation Committee Chairs ,000 Other Committee Chairs ,000 Committee Member Cash 6etainer ,000 (1) The non-executive directors (including the Board Chair) may choose to receive all or part of their cash retainers in common shares or DSUs (see the following Compensation Tables for details) and their common share grant retainer can also be received in DSUs. The common shares are purchased on the open market. (2) The Board Chair receives no additional director retainer nor committee Chair or committee member retainer. (3) Committee Chairs receive no additional committee Chair or committee member retainer. Compensation 8aFPe in Canadian (oPPars (1) The table below reflects in detail the compensation earned by the Company’s non-executive directors, expressed in Canadian dollars, in the 12-month period ended December 31, 2022, in accordance with the disclosure rules issued by the Canadian Securities Administrators (the “CSA”). Directors’ compensation has been set in U.S. dollars since 2002 and the fluctuation in the exchange rate affects year-over-year comparability. Please see footnote 1 in the below table for currency exchange information, and the Compensation Table in U.S. dollars. FeeW EarneH (CanaHian ) NAME DIRECTOR AND &OARD CHAIR CASH RETAINER COMMITTEE CHAIR COMMITTEE MEM&ER CASH RETAINER TOTAL CASH RETAINERŻ2 SHARE&ASED AWARDSŻ3 ALL OTHER COMPENSATION TOTAL COMPENSATION PERCENTAGE OF TOTAL FEE RECEIVED IN COMMON SHARES AND DSUWŻ CYrrent DirectSrW Shauneen Bruder ,0 3,88 8, 32,808 ,3Ż 00 ..oann de4ass OlsovsOy , 0,08 ,8 2,80 3,8 00 (avid *reemanŻ 2, 3,3 0, ,8 228,33 00 (enise +ray , 0,08 ,8 2,80 3,8 00 ..ustin M. ,o[ell ,0 8, 23,82 2,80 38,Ż 83 Susan C. .onesŻ 2, 3,3 0, ,8 228,33 00 6obert /nightŻ 2, 3,3 0, ,8 228,33 00 Michel 0etellierŻ ,8 8,2 30,2 ,82 8,3 00 Margaret A. Mc/en^ie ,2 8,82 30, 2,80 38,28Ż 00 6obert 0. 4hillipsŻ8 , 8,8 3,33 2,80 38,3Ż RetireH DirectSrW 8he ,on..ean CharestŻ 8,32 3,08 2,0 , 8,8 0 8he ,on. /evin +. 0ynchŻ , , 0,2 2,80 3,002 00 ..ames E. OƅConnorŻ ,3 ,33 2, , ,3 6obert 4aceŻ 8,8 – 8,8 8,82 22Ż 2,20 00 0aura SteinŻ , 82,823 2,20 2,80 382,20 00 TStal , , 1,485,507 ,, 4,529,578 (1) All directors earned compensation in U.S. dollars. The directors and the Board Chair may choose to receive all or part of their cash retainers in common shares or DSUs, and may also choose to receive their common share grant retainer in DSUs. Unless otherwise indicated, compensation received in cash was converted to Canadian dollars using the average rate of exchange of the Bank of Canada for 2022 (U.S.$1.00 = C$1.3013). Compensation elected to be received in common shares or DSUs was converted to Canadian dollars using the rate of exchange of Bloomberg (U.S.$1.00 = C$1.2742), on the purchase or reference day (January 27, 2022); and July 28, 2022 (U.S.$1.00 = C$1.2807) in the case of Ms. Bruder for her prorated additional compensation when she became Chair of the Board on May 20, 2022 and Ms. Mc/enzie for her prorated additional compensation when she became Chair of the AFR Committee; or July 28, 2022 (U.S.$1.00 = C$1.2807) in the case of Ms. Jones and Messrs. Freeman and /night for their prorated compensation when elected to the Board on May 20, 2022; or March 24, 2022 (U.S.$1.00 = C$1.2526)in the case of Mr. Pace for his prorated compensation as Chair of the Board until May 20, 2022; or March 25, 2022 (U.S.$1.00 = C$1.2477) in the case of Mr. O’Connor for his prorated compensation as member of the Board until May 20, 2022; or October 27, 2022 (U.S.$1.00 = C$1.3565) in the case of Mr. Letellier for his prorated compensation as member of the Board and the AFR Committee since his appointment on October 1, 2022. (2) All directors elected to receive their cash retainers in common shares or DSUs with respect to the amounts set forth beside their names, except for Mr. Howell who elected to receive 50% of his Director and Committee member and Committee Chair (as of May 20, 2022 when he became Chair of the Pension & Investment Committee) cash retainer in cash; Mr. Phillips who elected to receive 100% of his Director and Committee Chair cash retainer in cash; Mr. Charest who received 100% of his compensation in cash; and Mr. O’Connor who elected to receive 100% of his Director and Committee member cash retainer in cash. (3) Represents a common share grant valued at U.S.$200,000.00 prorated where applicable received by each non-executive director as part of the director retainer and U.S.$375,000.00 for the Board Chair as part of the Board Chair retainer. See Note 1 for currency conversion information. (4) Includes the value of insurance premiums for 2022 up to May 20, 2022 when Mr. Pace retired from the Board for North American emergency protection outside Mr. Pace’s province of residence. The annual cost to the Company for 2022 for such benefits was C$522. (5) This percentage is calculated by dividing the aggregate of the cash retainers elected by non-executive directors to be received in common shares or DSUs described in notes (1) and (3) above and the value provided under the share-based awards column, by the value provided under the total compensation column. (6) Ms. Jones and Messrs. Freeman and /night joined the Board of Directors on May 20, 2022, and Mr. Letellier joined the Board of Directors on October 1, 2022. As such, their respective compensation was prorated. (7) Effective as of May 20, 2022, Ms. Bruder became Chair of Board and came off as Chair of the Governance, Sustainability and Safety Committee; Mr. Phillips became Chair of the Corporate Governance and Nominating Committee and came off as Chair of the Audit, Finance and Risk Committee; Mr. Howell became Chair of the Pension and Investment Committee; and Ms. Mc/enzie became Chair of the Audit, Finance and Risk Committee. (8) Mr. Phillips is not standing for re-election at the Meeting. (9) Mr. O’Connor, Mr. Pace and Ms. Stein retired from the Board of Directors on May 20, 2022; Mr. Charest resigned from the Board of Directors on April 1, 2022; and Mr. Lynch retired from the Board of Directors on December 31, 2022, and as such and as applicable, their respective compensation was prorated. Board of (irectors Compensation CN-40 Book - Circulaire 2023 - EN.indb 25 2023-03-13 19:53

CN | Management Information Circular 2023 2 Compensation 8aFPe in 9.7. (oPPars The table below reflects in detail the compensation earned by the Company’s non-executive directors in U.S. dollars in the 12-month period ended December 31, 2022. FeeW EarneH (U.S.) NAME DIRECTOR AND &OARD CHAIR CASH RETAINER COMMITTEE CHAIR COMMITTEE MEM&ER CASH RETAINER TOTAL CASH RETAINER SHARE&ASED AWARDS TOTAL CYrrent DirectSrW Shauneen Bruder 2,83 2,8 ,0 30,28 3,88Ż ..oann de4ass OlsovsOy 3,000 ,000 0,000 200,000 20,000 (avid *reemanŻ2 2, 33,88 ,0 23,8 8,22 (enise +ray 3,000 ,000 0,000 200,000 20,000 ..ustin M. ,o[ell 3,000 , , 200,000 2,Ż Susan C. .onesŻ2 2, 33,88 ,0 23,8 8,22 6obert /nightŻ2 2, 33,88 ,0 23,8 8,22 Michel 0etellierŻ2 8,0 3,0 22,00 0,000 2,00 Margaret A. Mc/en^ie 3,000 ,32 02,32 200,000 302,32Ż 6obert 0. 4hillipsŻ3 3,000 8,8 03,8 200,000 303,8Ż RetireH DirectSrW 8he ,on..ean CharestŻ ,2 0,202 , 3,0 3, 8he ,on. /evin +. 0ynchŻ 3,000 ,000 0,000 200,000 30,000 ..ames E. OƅConnorŻ 3,8 3,83 8,38 , 2,80 6obert 4aceŻ ,2 – ,2 , 22,03Ż 0aura SteinŻ 3,000 ,000 00,000 200,000 300,000 TStal , , ,, ,, ,, (1) Effective as of May 20, 2022, Ms. Bruder became Chair of Board and came off as Chair of the Governance, Sustainability and Safety Committee; Mr. Phillips became Chair of the Corporate Governance and Nominating Committee and came off as Chair of the Audit, Finance and Risk Committee; Mr. Howell became Chair of the Pension and Investment Committee; and Ms. Mc/enzie became Chair of the Audit, Finance and Risk Committee. (2) Ms. Jones, Mr. Freeman and Mr. /night joined the Board of Directors on May 20, 2022, and Mr. Letellier joined the Board of Directors on October 1, 2022. As such, their respective compensation was prorated. (3) Mr. Phillips is not standing for re-election at the Meeting. (4) Mr. O’Connor, Mr. Pace and Ms. Stein retired from the Board of Directors on May 20, 2022; Mr. Charest resigned from the Board of Directors on April 1, 2022; and Mr. Lynch retired from the Board of Directors on December 31, 2022, and as such and as applicable, their respective compensation was prorated. (5) Excludes the value of insurance premiums for 2022 for North American emergency protection outside Mr. Pace’s province of residence. The annual cost to the Company for 2022 (up to May 20, 2022) for such benefits was C$522. 7hare O[nership The directors of the Company play a central role in enhancing shareholder value and each of them has a substantial investment in the Company. The Board revised the share ownership guidelines for non-executive directors in the fall of 2018. Effective January 1, 2019, each non-executive director must own, within five years of joining the Board, common shares, DSUs or similar share equivalents of CN, if any, (“CN Securities”) with a value of the Canadian dollar equivalent of five times the aggregate of the annual director retainer (which includes cash and the value of any grant of CN Securities and in the case of the Board Chair, the aggregate of the annual Board Chair retainer in cash and the value of any grant of CN Securities) (the “Minimum Shareholding Requirement”). Each non-executive director is required to continue to hold such value throughout his or her tenure as a director and continue to hold 50% of the Minimum Shareholding Requirement for a period of two years after the director leaves the Board. In addition, the CN Securities held to comply with the Minimum Shareholding Requirement shall not be, during the director’s tenure, the object of specific monetization procedures or other hedging procedures to reduce the exposure related to his or her holding. Each non-executive director is required to receive at least 50% of his or her annual director, committee, Board Chair and committee Chair cash retainers in CN Securities and may elect to receive up to 100% of such retainers in CN Securities until his or her Minimum Shareholding Requirement is met. Once the Minimum Shareholding Requirement is met, directors may continue to elect to receive up to 100% of such retainers in CN Securities. Approximately 87% of the total annual compensation of the non-executive directors for 2022 was in the form of CN Securities. The average value of CN Securities owned by the current non-executive directors is approximately C$1,467,552 (based on the February 22, 2023 closing price of the common shares of the Company on the TSX (C$156.17), or the NYSE (U.S.$115.32) for U.S. directors). Directors are required tS S[n [itLin ɸ]ears of joining the Board, CN shares worth tiQeW their annual retainer requirements. Directors’ ownership requirement for t[S yearW Fe]SnH board tenure aligns with longer-term stewardship. Board of (irectors Compensation CN-40 Book - Circulaire 2023 - EN.indb 26 2023-03-13 19:53

CN | Management Information Circular 2023 2 7hare O[nership 8aFPe The following table provides information on the number and the value of common shares and DSUs owned by each nominee for election to the Board and by the Company’s current directors as at February 22, 2023, and the Minimum Shareholding Requirement status. ValYeW E\TreWWeH in CanaHian NAME OF DIRECTOR PERIODŻ NUM&ER OF COMMON SHARES OWNED, CONTROLLED OR DIRECTED TOTAL VALUE OF COMMON SHARES (VALUE AT RIS/) (CA)Ż2 NUM&ER OF DSUW HELDŻ3 TOTAL VALUE OF DSUS (VALUE AT RIS/) (CA)Ż2 TOTAL NUM&ER OF COMMON SHARES OWNED, CONTROLLED OR DIRECTED AND DSUWŻ3 TOTAL VALUE OF COMMON SHARES AND DSUS (VALUE AT RIS/) (CA)Ż2 GUIDELINE MET/ INVESTMENT RE5UIRED TO MEET GUIDELINE (CA) VALUE AT RIS/ AS MULTIPLE OF SHAREHOLDING RE5UIREMENT SLaYneen &rYHer 2023 – – 20, 3,2,302 20, 3,2,302 Met 2. 2022 – ,0 ,0 :ariation – ,3 ,3 ..SƁAnn HePaWW OlWSZWOy 2023 – – 2,882 0,38 2,882 0,38 ,,22 0.3 2022 – 2,8 2,8 :ariation – 41 41 DaZiH FreeQan 2023 ,000 ,282 ,3 22,0 2,3 383,38 ,208, 0.2 2022 – – – :ariation ,000 ,3 2,3 DeniWe Gray 2023 – – ,2 3,208 ,2 3,208 2,2 0. 2022 – ,83 ,83 :ariation – ..YWtin M. HS[ell 2023 – – 3,0 ,8 3,0 ,8 ,028, 0. 2022 – 3,33 3,33 :ariation – SYWan C. .SneW 2023 2,8 2, , 22, ,202 , 3,2 0. 2022 – – – :ariation 2,8 , ,202 RSFert /niKLt 2023 – – ,3 22,0 ,3 22,0 ,3,2 0. 2022 – – – :ariation – ,3 ,3 MicLel Letellier 2023 00 0,3 ,00 ,3 20,32 ,38,03 0. 2022 – – – :ariation 00 ,3 MarKaret A. Mc/en^ie 2023 8,20 ,2, ,2 ,3 ,3 2,20,2 Met . 2022 , ,0 ,3 :ariation 2, 0 2,80 Al MSnacS 2023 2,23 3, – – 2,23 3, – – Ne[ (irector Nominee RSFert L. PLilliTW 2023 ,20 ,830,32 2, ,3,2 38,3 ,83,83 Met 3.8 2022 ,3 2,2 3,2 :ariation 0 382 8 Tracy RSFinWSn 2023 3,20 8,02 2, ,2,22 ,28 2,3,20 ,2,0 Noteɸ 2022 23 – 23 :ariation 3, 2, ,22 (1) The number of common shares and DSUs held by each director is set out as at February 22, 2023 and for 2022, is set out as at April 1, 2022. Mr. Letellier joined the Board on October 1, 2022 and held no CN Securities prior to joining the Board. (2) The total value of common shares is based on the February 22, 2023 closing price of the common shares on the TSX (C$156.17) or, for Ms. dePass Olsovsky, Mr. Freeman, Ms. Gray, Mr. Howell and Mr. /night, the NYSE (U.S.$115.32) converted into Canadian dollars using the closing exchange rate (U.S.$1.00 = C$1.3552) on the same date. (3) As of January 1, 2023, under the Directors’ Deferred Share Unit Plan, grants are now made quarterly in arrears, payable on the last day of each fiscal quarter. Therefore, the DSUs for the period 2023 does not include DSUs elected as part of directors’ 2023 compensation for non-executive directors. For Ms. Robinson, the number of DSUs shown include those held under the Company’s VIDP. (4) For a discussion on Ms. Tracy Robinson’s shareholding requirements, please see the section on “Stock Ownership” on page 60 of this Information Circular. Ms. Robinson is also enrolled in the ESIP. See “Employee Share Investment Plan” on page 60 of this Information Circular. (irectorsƅ (eferred 7hare 9nit PPan Subject to the Minimum Shareholding Requirement, non-executive directors may elect to receive all or part of their director, committee member, Board Chair, and committee Chair cash retainers either in cash, common shares of the Company purchased on the open market or DSUs. They may also elect to receive their common share grant retainer in DSUs. Each DSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one common share of the Company purchased on the open market, plus additional DSUs reflecting dividend equivalents. Each non-executive director has an account where notional DSUs are credited and held until the director leaves the Board. The number of DSUs credited to each non-executive director’s account is calculated by dividing the amount elected to be received in DSUs by the common share price on the day the credit is made. Grants are made quarterly in arrears, payable on the last day of each fiscal quarter. Participants in the DSU Plan are credited additional notional DSUs that are equivalent to the dividends declared on the Company’s common shares. The number of DSUs is calculated using the methodology described above, using the total notional dividend amount and the share price on the dividend payment date. Such additional DSUs are credited to each non-executive director’s account on each dividend payment date. When a non-executive director leaves the Board, the Company is required to deliver to such director a number of common shares purchased on the open market equivalent to the number of DSUs held by the non-executive director in the DSU Plan, taking into account the appropriate tax withholdings. All administration costs as well as any brokerage fees associated with the purchase and delivery of common shares are supported by CN. Board of (irectors Compensation CN-40 Book - Circulaire 2023 - EN.indb 27 2023-03-13 19:53

CN | Management Information Circular 2023 28 We are committed to adhering to the highest standards of corporate governance, and our corporate governance practices are designed in a manner consistent with this objective. The role, specific mandate and functioning rules of the Board of Directors and of each of its committees are set forth in our Corporate Governance Manual, which is revised regularly with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving best practices, changing circumstances and our needs. The Board has reviewed its governance practices and updated CN’s Corporate Governance Manual with a view of continuing its best-in-class practices with respect to board size, gender equity and diversity, and director tenure. This manual also forms part of the documentation given to all persons elected or appointed to the Board of Directors. A copy is available on our website at [[[.cn.ca, under Delivering Responsibly/Governance. As a Canadian reporting issuer with securities listed on the TSX and on the NYSE, our corporate governance practices comply with applicable rules adopted by the CSA, applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules of the SEC. As a “foreign private issuer” under the SEC’s rules, we are exempted from complying with many of the NYSE corporate governance rules, provided that we comply with Canadian governance requirements. Except as summarized on our website at [[[.cn.ca, under Delivering Responsibly/Governance, our governance practices comply with the NYSE corporate governance rules in all significant respects. The CSA adopted, in June 2005, National Instrument 58-101 — Disclosure of Corporate Governance Practices (as amended from time to time, the “Disclosure Instrument”) and National Policy 58-201 — Corporate Governance Guidelines (as amended from time to time, the “Governance Policy”). The Governance Policy provides guidance on governance practices to Canadian issuers, while the Disclosure Instrument requires issuers to make the prescribed disclosure regarding their own governance practices. The Company believes that its corporate governance practices meet and exceed the requirements of the Disclosure Instrument and the Governance Policy. The text set forth hereunder refers to the items of the Disclosure Instrument as well as to the guidelines of the Governance Policy, where applicable. The Company also refers, where appropriate, to the NYSE Corporate Governance Standards (the “NYSE Standards”). The Board of Directors is of the opinion that the Company’s corporate governance practices are well designed to assist the Company to reflect best-in-class environmental, social and governance practices, and support the enhancement of shareholder value. The mandate of the Board is set out in Schedule “A” to this Information Circular. The Board of Directors has approved the disclosure of the Company’s governance practices described below, on the recommendation of the Governance, Sustainability and Safety Committee. C2ƅs EnvironmentaP 7ociaP and Corporate +overnance E7+ -nitiatives Since CN became a publicly traded company in 1995, our Board has adopted good governance practices that have been widely recognized as meeting the highest standards and supporting shareholder value creation. With the ever-growing complexity of global issues, the role of companies is increasingly being viewed by both investors and other stakeholders as being more expansive. The Board and CN’s executive team recognize that ESG responsibility is a key priority for our stakeholders. Accordingly, the Board has put in place measures to ensure that the Company is well positioned to meet these complex challenges. Succinctly stated, CN believes that how we succeed is just as important as what we achieve. Our ESG measures include the CN Indigenous Advisory Council (“IAC”), an independent body comprised of Indigenous people from across Canada. CN operates within or adjacent to nearly 200 reserve lands of more than 110 First Nations and Metis territories in eight provinces. The IAC’s mandate is to provide advice to the Board and to CN’s President and Chief Executive Officer on issues that are relevant to CN. Among the goals CN is pursuing with the support of the IAC is to reinforce diversity and inclusion, as well as fostering meaningful and long-lasting relationships between the Company and Indigenous peoples. Another key element of CN’s ESG commitment is an annual advisory vote on the Company’s Climate Action Plan. This vote complements CN’s long-standing and robust climate change plans and disclosures, its public reporting of its GHG emissions, its strategy to reduce emissions, as well as its year-over-year progress. CN also recognizes that the diversity of the Board of Directors and senior management of the Company which aims to reflect its communities and customers is an essential element in sustaining CN’s success and maintaining the confidence of our stakeholders. In January 2022, we announced the appointment of Ms. Tracy Robinson as CN’s first female President and Chief Executive Officer. Further, in 2021, the Board set a target that, by the end of 2022, CN would achieve and thereafter maintain, a Board composition in which at least fifty percent (50%) of the independent Board members are to come from under-represented groups, including gender parity. As of the date hereof, six of the 11 directors (55%) are women. With the director nominees being presented at the Meeting, CN is expected to continue to meet its target of gender parity into 2023. In 2021, we further reset our Board governance policies to align with evolving best practices in Canada and in the U.S. Among other changes, the directors’ tenure limit was set at 14 years, removing the previous grandfathering provision. The retirement age of directors was reduced from 75 to 72 years, subject to possible extensions by the Board in specific circumstances deemed in the best interest of CN and the Board. Accordingly, Mr. Robert L. Phillips is not standing for re-election at the Meeting in accordance with our retirement age policy and Mr. Kevin Lynch retired from the Board on December 31, 2022. Statement of Corporate Governance Practices CN’s Corporate Governance Manual is reZiseH reKYlarl] [itL a view to cSntinYally iQTrSZinK our practices F] assessinK tLeir effectiveness and comparing them with evolving best practices, changing circumstances and our needs. Statement of Corporate +overnance 4ractices CN-40 Book - Circulaire 2023 - EN.indb 28 2023-03-13 19:53

CN | Management Information Circular 2023 2 The Board has also revised its overboarding policy, setting at three the maximum number of public boards, including CN’s, on which directors other than full-time chief executive officers or senior officers may serve. The rule is subject to a one-year transition period where necessary. Of the director nominees being presented for election at the Meeting, no member of the Board of Directors currently sits on more than two public boards other than CN’s Board. CN believes in the importance of consistent engagement and meaningful dialogue with all stakeholders, including shareholders, and the aforementioned initiatives were all informed by such interactions. The Board is confident that its enhanced governance rules help position CN as a leader in corporate governance and diversity with best-in-class practices, while maintaining the high level of expertise, institutional knowledge and strong board dynamics that have served the Company so well for over 25 years. Code of &usiness Conduct Our Code of Business Conduct is applicable to all directors, officers and employees of CN. We expect everyone working on our Company’s behalf, including consultants, agents, suppliers and business partners, to obey the law and adhere to high ethical standards. The Code of Business Conduct addresses many important matters, including conflicts of interest, protection and proper use of corporate assets and opportunities, con-fidentiality of corporate information, fair dealing, compliance with laws and reporting of any illegal or unethical behaviour. The Governance, Sustainabil-ity and Safety Committee and the Board of Directors review and update the Code of Business Conduct regularly to ensure that it is consistent with current industry trends and standards; clearly communi-cates CN’ s organizational mission, values, and principles; and, most import-antly, serves as a reference guide for employees to support everyday decision making. Although waivers to the Code of Business Conduct may be granted in exceptional circumstances, no waiver has ever been granted to a director or executive officer in connection therewith. The Governance, Sustainability and Safety Committee reviews, monitors and oversees the disclosure relating to the Company’s Code of Business Conduct. Management reports to such committee on the implementation of the Code of Business Conduct within the Company and on any significant contravention of the Code of Business Conduct by employees of the Company. The Office of the Ombudsman offers a confidential, neutral and informal avenue which facilitates fair and equitable resolutions to concerns arising within the Company. Yearly, the CN Ombudsman presents a report that summarizes all cases logged and handled by the Office of the Ombudsman to the Governance, Sustainability and Safety Committee. The Company believes that ethical business conduct is an important part of its success. Hence, the mandate of the Board, attached as Schedule “A” to this Information Circular, states that the Board has the responsibility for overseeing management in the competent and ethical operation of the Company. The Board of Directors and management are committed to maintaining and instilling a strong ethical culture at CN, and as such, have developed a solid ethics program based on CN’s core values of integrity and respect. The Code of Business Conduct is regularly reviewed to ensure it reflects those core values and remains consistent with industry trends and standards. Each director, executive officer and management employee must certify annually his or her compliance with the Code of Business Conduct, and employees are required to complete an online training course on the Code of Business Conduct. An integrity training session is also part of every new employee’s onboarding program on our core values of integrity and respect, and the importance of protecting CN’s reputation, understanding what Doing the Right Thing means, and how to identify and avoid potential conflict of interest situations. In addition, every new employee’s onboarding program includes training on cyber security teaching how to keep CN cyber safe. As part of such ethics program, employees are required to avoid outside interests that may impair or appear to impair the effective performance of their responsibilities to the Company, and be fair and impartial in all dealings with customers, suppliers and partners. Employees must report to their manager any real or potential conflict of interest, and as required, provide written disclosure of such conflict. Similarly, the Board requests that every director disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director in a conflict of interest. Every year, a questionnaire is sent to each director to ensure that the director is in no such conflict that has not been disclosed. Should there be a discussion or decision relating to an organization, business or association in which a director has an interest, the Board will request that such director not participate or vote in any such discussion or decision. The Board of Directors also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to CN; and (ii) to communicate directly with the Board Chair, who presides over all non-executive director sessions. These procedures are described on our website at [[[.cn.ca, under Delivering Responsibly/ Governance. The Code of Business Conduct provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through CN’s Hotline. The Code of Business Conduct is available on our website at [[[.cn.ca, under Delivering Responsibly/Governance and in print to any shareholder who requests a copy by contacting our Corporate Secretary. The Code of Business Conduct has also been filed with the Canadian and U.S. securities regulatory authorities. Related-Party Transactions Under CN’s Code of Business Conduct, directors, officers and employees are required to report any related party transaction or conflict of interest. For that purpose, in its Corporate Governance Manual, CN defines a related party as: • A director or officer of CN; • An affiliate, including an immediate family member, of a director or officer; or • A person who beneficially owns more than 10% of CN’s common shares. Any director or officer that has a material interest in a transaction or agreement involving CN must disclose the interest to the Chair of the Board or to the President and Chief Executive Officer, respectively, and does not participate in any discussions or votes on the matter. In accordance with our Corporate Governance Manual, any related-party transaction or any situation where a related party has a material interest in a transaction involving CN is submitted to the Governance, Sustainability and Safety Committee, or if deemed appropriate by the Chair of the Board, to the Board of Directors, for review and decision. In 2022, there was no such transaction between CN and a related person as described in Item 404 of Regulation S-K. CN’s Code of Business 'SnHYct clearl] communicates CN’s organizational mission, ZalYeW, anH TrinciTleW; anH QSst iQpSrtantl] serves as a reference KYiHe JSr eQplS]ees tS sYppSrt eZer]Ha] decision making. Statement of Corporate +overnance 4ractices CN-40 Book - Circulaire 2023 - EN.indb 29 2023-03-13 19:53

CN | Management Information Circular 2023 30 -ndependence of (irectors To better align the interests of the Board of Directors with those of our shareholders, all of our nominees for election to the Board of Directors are independent, with the exception of our President and Chief Executive Officer. In determining whether a director is an independent director, the Board of Directors applies the standards developed by the CSA, the NYSE and the additional standards adopted by the Board. These standards are set out in CN’s Corporate Governance Manual which is available on our website at [[[.cn.ca, under Delivering Responsibly/Governance. The Board also adopted in the fall of 2022, a Directors Independence Protocol which presents guidelines as to the process and parameters for determining the independence status of directors at the time of appointment and on an ongoing basis. The Protocol is consistent with standards set out in CN’s Corporate Governance Manual and sets out the process for gathering and reviewing relevant information on an ongoing basis. As shown in the table below, 10 of the 11 nominees for election to the Board of Directors are independent. InHeTenHence StatYW SJ nSQineeW tS tLe &SarH SJ DirectSrW INDEPENDENT NONINDEPENDENT 6EASON *O6 NONIN(E4EN(ENCE Shauneen Bruder ..oann de4ass OIsovsOy (avid *reeman (enise +ray ..ustin M. ,o[ell Susan C. .ones 6obert /night Michel 0etellier Margaret A. Mc/en^ie Al Monaco 8racy 6obinson 4resident and CEO, CN -ndependent Chair of the &oard The Board has been led by a non-executive Chair since CN became public in 1995, and we believe that the separation of the positions of President and Chief Executive Officer and Chair of the Board contributes to allowing the Board to function independently of management. Our Corporate Governance Manual provides that the Board Chair must be an independent director who is designated by the Board. The Corporate Governance Manual describes the responsibilities of the Chair of the Board. The key role of the Chair of the Board is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently of management, (ii) carries out its responsibilities effectively, and (iii) clearly understands and respects the boundaries between the responsibilities of the Board and those of management. Ms. Shauneen Bruder, who is the current independent Chair, became Chair of the Board on May 20, 2022. Position (escriptions Our Corporate Governance Manual includes position descriptions for the Board Chair and the committee Chairs, as well as a position description for the President and Chief Executive Officer of the Company. Committees of the &oard The following is a brief summary of the mandate of each of the committees of the Board of Directors as of the date hereof. Audit, Finance and Risk Committee The Audit, Finance and Risk Committee is responsible for overseeing the Company’s financial reporting, overall enterprise risk management, including risks related to ESG matters and cyber risk, monitoring internal controls over financial reporting and internal and external auditors, and overseeing the Company’s financial policies and procedures, including policies and procedures related to disclosure of financial and other material information to investors, and the processes to ensure that such information is accurate, complete and consistent with other public disclosures made by CN. The Audit, Finance and Risk Committee is also responsible for reviewing and making recommendations to the Board regarding certain of CN’s financial activities. As part of these responsibilities, the Audit, Finance and Risk Committee provides oversight with respect to CN’s operating plans, capital expenditures programs and capital allocation plans (including with respect to CN’s capital structure and cash flows) and CN’s share repurchase program, and reviews the opportunities and parameters for debt or equity financing, among others. The committee also oversees CN’s enterprise risk management program, monitoring management’s assessment of major risk exposures and their potential impact on the Company’s ability to achieve its business and financial objectives. The mandate of the Audit, Finance and Risk Committee is further described in its charter, which is included in our Corporate Governance Manual and in CN’s 2022 Annual Information Form, available on SEDAR at [[[.sedar.com, on the SEC website at [[[.sec.Kov through EDGAR and on CN’s website at [[[.cn.ca. The charter of the Audit, Finance and Risk Committee provides that it must be composed solely of independent directors. As of the date of this Information Circular, each member of the Audit, Finance and Risk Committee is independent and is financially literate, as such term is defined under Canadian securities laws and regulations and the NYSE Standards, and several members of the Committee meet all criteria to be designated as “audit committee financial expert” under the rules of the SEC. The Board has made such determination based on the education and experience of each Committee member. No member of the Audit, Finance and Risk Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company. Additional information relating to the Company’s Audit, Finance and Risk Committee can be found in Schedule C to this Circular, and in the Company’s 2022 Annual Information Form, available on SEDAR at [[[.sedar.com, on the SEC website at [[[.sec.Kov through EDGAR and on CN’s website at [[[.cn.ca. Governance, Sustainability and Safety Committee The Governance, Sustainability and Safety Committee has the responsibility of monitoring the size and composition of the Board of Directors and its committees and overseeing corporate governance matters. As part of its responsibilities, the Governance, Sustainability and Safety Committee develops, reviews and monitors criteria for selecting directors, including by regularly assessing required or desired competencies and skills to improve the Board of Directors and, in consultation with the Board Chair, identifies candidates qualified to become Board members. 10ɸSJ tLe 11ɸnSQinees for election to the Board of Directors are inHeTenHent. Statement of Corporate +overnance 4ractices CN-40 Book - Circulaire 2023 - EN.indb 30 2023-03-13 19:53

CN | Management Information Circular 2023 3 The Governance, Sustainability and Safety Committee also oversees the development and implementation of CN’s ESG policies and practices, including its short- and long-term sustainability objectives and the charitable contributions and sponsorships approved by management. The committee is responsible for overseeing the development and implementation of environmental, safety and security policies, assessing environmental, safety and security practices, and reviewing the Company’s business plan to ascertain whether environmental, safety and security issues are adequately taken into consideration. The committee also advises the Board of Directors on the adequacy of the Company’s efforts to ensure that its business is conducted in a way that it meets high standards of ethics and social and environmental responsibility. In addition, the Governance, Sustainability and Safety Committee oversees the Company’s ESG disclosures, including CN’s Code of Business Conduct and Climate Action Plan, and monitors the Company’s progress against its set targets under the Climate Action Plan. This Committee reviews the corporate governance guidelines applicable to the Company (including diversity and inclusion), recommends any change that should be made thereto, and monitors the disclosure of its practices. The responsibilities, powers and operation of the Governance, Sustainability and Safety Committee are further described in its charter which is included in our Corporate Governance Manual. The charter of the Governance, Sustainability and Safety Committee provides that it must be composed solely of independent directors. As of the date of this Information Circular, each member of the Governance, Sustainability and Safety Committee is independent. Human Resources and Compensation Committee The Human Resources and Compensation Committee has the responsibility of monitoring executive management’s performance assessment, compensation and succession planning. The committee also has the mandate, among others, to review human resources practices by ensuring, amongst other things, that appropriate human resources practices and policies are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives and to ensure consistency with its strategic direction. Priorities of the Human Resources and Compensation Committee include talent management, leadership development, succession planning, diversity, equity and inclusion (DE&I), and employee engagement. The committee annually reviews short-, medium-and long-term succession plans for the executive team, and develops and implements specific customized plans to address identified gaps. The mandate of the Human Resources and Compensation Committee is further described in the section entitled “Statement of Executive Compensation – Human Resources and Compensation Committee” on page 49 of this Information Circular and in its charter, which is included in our Corporate Governance Manual. The charter of the Committee provides that it must be composed solely of independent directors. As of the date of this Information Circular, each member of the Human Resources and Compensation Committee is independent. The Board has adopted a policy, which is included in our Corporate Governance Manual, providing that no more than one in three members of the Committee shall be a sitting CEO of another company, at least one member shall be experienced in executive compensation, and the President and Chief Executive Officer of the Company shall be excluded from the committee member selection process. As of the date of this Information Circular, the composition of the committee was in compliance with the conditions of the policy. Reference is made to the subsection entitled “Statement of Executive Compensation – Human Resources and Compensation Committee – IndependentAdvice” on page 49 of this InformationCircular for disclosure in respect of the executive compensation consultant. Pension and Investment Committee The Pension and Investment Committee, which is a mixed committee composed of directors and officers, has the responsibility to review pension-related matters broadly, including reviewing the activities of the CN Investment Division (“CNID”), reviewing and approving the CNID Incentive Plan and award payouts thereunder, advising CNID on investment of assets of CN’s Pension Trust Funds, approving certain of the investments made by CN’s Pension Trust Funds, and being informed of all matters related to pension liabilities or that are otherwise relevant in developing CN’s pension risk management strategy and pension plan design. The responsibilities, powers and operation of the Pension and Investment Committee are further described in its charter, which is included in our Corporate Governance Manual. 6isO 1anaKement OversiKht At CN, the Board is entrusted with the responsibility to oversee that management identifies and evaluates the significant business risks that the Company is exposed to and implements processes and programs to manage these risks. A significant risk is generally defined as an exposure that has the potential to materially impact CN’s ability to meet or support its business objectives. The Board achieves this risk oversight through strategic overviews of significant risks and issues, and business updates with the President and Chief Executive Officer, and executives. The overviews may cover among others, risks related to: • general economic conditions; • environment, including climate change; • human capital; • foreign currency and interest rates; • capital investments; • information technology and cybersecurity; • ongoing operations, such as labour disputes and blockades; and • developments in regulations, such as tax legislation and safety and environmental regulations. In 2021, the Board restructured and streamlined its committee structure and delegated responsibility for overall enterprise risk monitoring, assessment and management to the Audit, Finance and Risk Committee (the “AFR Committee”). However, the full Board retains ultimate responsibility in respect of risk management and the other committees continue to play important roles to ensure that the Board remains fully apprised of the principal risks facing CN and management steps relating to such risks. The delegation of risk oversight among the Board and committees has been designed with a view to bringing the right committees to bear on individual risks while also ensuring that there is a holistic view of the overall risk profile of the Company. Risk information is reviewed by the Board and/or committees of the Board throughout the year. Company officers provide regular presentations and updates on the execution of business strategies, business opportunities, risk and safety management, ethical conduct, and detailed reports on specific risk issues. Statement of Corporate +overnance 4ractices CN-40 Book - Circulaire 2023 - EN.indb 31 2023-03-13 19:53

CN | Management Information Circular 2023 32 The governance structure that has been put in place to achieve that objective is as follows: OversiKht of 7peciƼc 6isOs – Oversight of specific risks which naturally fall within the mandate of one of the committees is delegated to that committee. This means that the committee, and the members of management it liaises with most regularly, which has the mandate in a specific area is given primary responsibility over consideration of the risks in that area. That committee is the best equipped to oversee deep dives by management into the consideration, assessment and management of risks which fall within the committee’s mandate. This ensures that risks are being considered in the most effective manner. For example climate change risk is being reviewed at the Governance, Sustainability and Safety Committee, cyber security risk at the AFR Committee, and talent risk at the Human Resources & Compensation Committee. CentraPi^ed Enterprise 6isO 1anaKement – The AFR Committee has been delegated responsibility for overall oversight of Enterprise Risk Management (“ERM”). This includes ensuring that significant risks are properly identified, considered and assessed by management on an ongoing basis and that proper processes have been put in place by management to ensure that such potential risk exposures are monitored and appropriate mitigations are put in place. The AFR Committee also considers the effectiveness of the operation of CN’s internal control procedures and reviews reports from CN’s internal and external auditors. The AFR Committee is being made aware of the work of other committees through regular reporting such that it can have a holistic view of all risks the Company faces. The AFR Committee can delegate oversight of specific risks to other committees that have the right expertise to consider them. This structure of delegation enables the AFR Committee to have a full lens on corporate enterprise risks, including their potential interplay and/or cumulative effect on CN’s business and strategy. The AFR Committee reviews the Company’s assessment of key risks, including risk oversight and risk management policies, as identified by management under the ERM process/program. OveraPP &oard 7trateK] – The Board is responsible for establishing the Company’s strategic direction and monitoring its progress towards achieving the objectives it has set. Regular reporting ensures that all directors are adequately informed about the principal risks that the Company faces and facilitates discussions with management on how related opportunities might be pursued while effectively managing those risks. The Board may use external resources when appropriate to assess enterprise risk and management processes. ERM provides a framework to identify, assess, monitor, and mitigate key business risks. At CN, the ERM program functionally reports to the Chief Financial Officer. Management provides to the AFR Committee with regular ERM risk updates. Risks are rated based on an assessment of residual risk, after considering mitigating processes and controls in place. Each risk is assigned to members of senior management who develop and implement controls to mitigate the risks. In addition, the AFR Committee requests that an independent review of the mitigating controls be performed on the identified risks on a rotational basis. For a detailed explanation of the material risks applicable to CN and its affiliates, see the section entitled “Business risks”in CN’s Management’s Discussion and Analysis included in CN’s 2022 Annual Report, filed on January 31, 2023 and available on SEDAR at [[[.sedar.com, on the SEC website at [[[.sec.Kov through EDGAR and on CN’s website at [[[.cn.ca. &oard and Committee 1eetinKs Process The Board Chair, in collaboration with the Corporate Secretary, has the responsibility of establishing a schedule for the meetings of the Board of Directors and its committees. During this process, the Corporate Secretary, in collaboration with the Board and committee Chairs and the appropri-ate executive officers, establishes Board and committee working plans for the year. We believe that proceeding in this man-ner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to plan ahead. If, during the course of the year, events or circumstances require Board or committee action or consideration, additional meetings are called. The total number of meetings and the attendance record for each director for all Board and committee meetings held during the course of 2022 are set out in the section entitled “Statement of Corporate Gov-ernance Practices — Board and Committee Attendance” of this Information Circular. Communication regularly takes place between the Board Chair and the Company’s executives and, through the Office of the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular committees and the Chairs of such committees. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board of Directors or committees having special supervisory responsibilities. In Camera Meetings The independent directors meet at or immediately after every meeting of the Board of Directors during in camera sessions, without the presence of management and under the chairmanship of the Board Chair. The Board of Directors met during in camera sessions at all meetings held in 2022, including at regular and special meetings. Independent members of the Board hold in camera meetings atɸSr aJter eZer] meeting of the Board. Statement of Corporate +overnance 4ractices CN-40 Book - Circulaire 2023 - EN.indb 32 2023-03-14 16:20

CN | Management Information Circular 2023 33 &oard and Committee Attendance The following table shows the record of attendance for each current director at meetings of the Board and the Board committees of which they were members as of December 31, 2022, as well as the number of Board and Board committee meetings held during the 12-month period that ended on December 31, 2022. NAME OF DIRECTOR NUM&ER AND OF MEETINGS ATTENDED OVERALL ATTENDANCE/ AUDIT, FINANCE AND RIS/ COMMITTEE GOVERNANCE, SUSTAINA&ILIT= AND SAFET= COMMITTEE HUMAN RESOURCES AND COMPENSATION COMMITTEE PENSION AND INVESTMENT COMMITTEE COMMITTEE (TOTAL) &OARD MEETINGS HELD Shauneen BruderŻ 00 33 00 00 00 22 00 3232 00 00 Chair 88 00 ..oann de4ass OlsovsOyŻ2 Ż 00 – Ż 00 Chair – 00 00 00 22 00 (avid *reemanŻ8 – Ż 00 – 22Ż 00 88 00 00 00 (enise +ray 33Ż 00 33 00 0 0 – 22 02 ..ustin M. ,o[ellŻ3 – 33 00 00 00 3 Chair 22 00 23 8 Susan C. .onesŻ8 – – Ż 00 22Ż 00 88 00 00 00 6obert /nightŻ8 Ż 00 – Ż 00 – 00 00 88 00 88 00 Michel 0etellierŻ 22 00 22 00 – – 00 33 00 00 Margaret A. Mc/en^ieŻ 00 Chair Ż 00 – 00 00 00 3333 00 6obert 0. 4hillipsŻ 00 Ż 00 Chair Ż 00 – 00 00 3333 00 8racy 6obinson – – – – – 00Ż0 00 00 00 NYQFer SJ QeetinKW LelH 7 10 4 50 (1) Ms. Bruder became chair of the Board on May 20, 2022. (2) Ms. Olsovsky became chair of the Human Resources and Compensation Committee on January 1, 2023. (3) Mr. Howell became chair of the Pension and Investment Committee on May 20, 2022. (4) Mr. Letellier joined the board effective on October 1, 2022. (5) Ms. Mc/enzie became chair of the Audit, Finance and Risk Committee on May 20, 2022. (6) Mr. Phillips became chair of the Governance, Sustainability and Safety Committee on May 20, 2022. (7) Became a member of the Committee on May 20, 2022. (8) Became a member of the Board on May 20, 2022. (9) Stepped down as a member of the Committee on May 20, 2022. (10) Ms. Robinson was appointed President and Chief Executive Officer of CN and a member of the Board, effective February 28, 2022. Statement of Corporate +overnance 4ractices CN-40 Book - Circulaire 2023 - EN.indb 33 2023-03-13 19:53

CN | Management Information Circular 2023 3 (irector 7ePection Review of Credentials In consultation with the Board Chair, the Governance, Sustainability and Safety Committee annually reviews the criteria for the selection of nominees to be recommended to the Board and the credentials of nominees for election or re-election as members of the Board of Directors. It considers their qualifications, the validity of the credentials underlying each nomination, and, for nominees who are already directors of the Company, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and committee meetings. Board and Board committee members are expected to attend all meetings. As stated in our Corporate Governance Manual, any director who has attended less than 75% of meetings of the Board or meetings of committees on which they sit, for more than two consecutive years, without a valid reason for the absences, will not be renominated. Competency Matrix The Governance, Sustainability and Safety Committee, together with the Board Chair, is responsible for determining the needs of the Board in the long term and identifying new can-didates to stand as nominees for election or appointment as directors. Over the last few years, the former Cor-porate Governance and Nominating Committee and the Board Chair focused on board renewal and succession in light of upcoming director retirements, as well as on expanding and completing the Board’s overall expertise in certain areas and diversity metrics, with a view to ensuring that the Board continues to benefit from a broad range of perspec-tives and relevant experience. The Board Chair and the Governance, Sustainability and Safety Committee con-tinue to engage in an ongoing, in-depth succession planning process. Board renewal and succession has been an item at most meetings of the Governance, Sustainability and Safety Committee. In proposing the list of Board nominees, including Michel Letellier and Al Monaco, who will stand for election at the Meeting, the Board of Directors is guided by the process described in our Corporate Governance Manual. As part of the process, the Board Chair, in consultation with the Governance, Sustainability and Safety Committee, develops a competency matrix based on knowledge areas, types of expertise, gender, age and geographical representation. The Board ensures that the skillset developed by directors through their business expertise and experience meets the needs of the Board. The Governance, Sustainability and Safety Committee regularly reviews its competency matrix to assess the Board’s overall strengths and diversity of skills and experience, including when considering the recruitment of new director candidates. The Governance, Sustainability and Safety Committee and the Board have approved the competency matrix set forth on the following page. The Governance, Sustainability and Safety Committee, together with the Board Chair, regularly monitors the current and future profile of the Board and, in doing so, also gives careful consideration to factors such as age, diversity (including gender and other under-represented groups), geographical location, competencies and experience of current directors, the suitability and performance of directors proposed for election, as well as their independence, qualifications, financial acumen, business judgment and board dynamics. In order to assist the Governance, Sustainability and Safety Committee and the Board Chair in recommending candidates to become directors of CN, the Governance, Sustainability and Safety Committee has constituted, together with the Board Chair, an evergreen list of potential Board candidates, which it updates from time to time. Prior to nominating new directors for election or appointment, the Board Chair, the Governance, Sustainability and Safety Committee Chair and several other directors, as well as the President and Chief Executive Officer, meet with each candidate to discuss his or her interest and willingness to serve on CN’s Board, potential conflicts of interest, and his or her ability to devote sufficient time and energy to the Board of Directors. Mr. Michel Letellier, who was appointed to the Board on October 1, 2022 is standing for election at the Meeting. The Board, upon the recommendation of the Governance, Sustainability and Safety Committee, is also proposing Mr. Al Monaco as a new nominee for election at the Meeting. These two nominees were identified and recommended on the basis of their competencies, skills and experience sought by the Board. CNƅW cSQTetency Qatri\ is based on areas of knowledge, expertise HiZersit] age, gender and KeSKrapL] anH iHentifies an] Kaps tS be addressed in the nomination process. Statement of Corporate +overnance 4ractices CN-40 Book - Circulaire 2023 - EN.indb 34 2023-03-13 19:53

CN | Management Information Circular 2023 3 The following table identifies the top four competencies of each nominee for election to the Board, together with their gender, age range and tenure at CN. COMPETENCIES AGE RANGE &OARD TENURE NAME OF DIRECTOR NOMINEE FINANCEACCOUNTING INVESTOR RELATIONS CEOEXECUTIVE LEADERSHIP EXPERIENCE GOVERNMENTREGULATOR= PU&LIC POLIC=LEGAL RIS/ MANAGEMENTSAFET= TECHNOLOG=INNOVATION ARTIFICIAL INTELLIGENCE C=&ER SECURIT= TRANSPORT INDUSTR=LOGISTICS SUPPL= CHAINGLO&AL TRADE PEOPLE AND TALENT MANAGEMENT/ ORGANI>ED LA&OUR DIVERSIT= AND INCLUSION STRATEGIC PLANNING CORPORATE GOVERNANCE PU&LIC COMPAN= EXPERIENCE CUSTOMER EXPERIENCE SALESMAR/ETING INTERNATIONALGLO&AL EXPERIENCE AND PERSPECTIVE ESG GENDER AND UNDER =EARS =EARS =EARS Shauneen Bruder ư ư ư ư * ư ư ..oann de4ass OlsovsOy ư ưưư * ư ư (avid *reeman ư ư ư ư M ư ư (enise +ray ư ư ư ư * ư ư ..ustin M. ,o[ell ư ư ư ư M ư ư Susan C. .ones ư ư ư ư * ư ư 6obert /night ư ư ư ư M ư ư Michel 0etellier ư ư ư ư M ư ư Margaret A. Mc/en^ie ư ư ư ư * ư ư Al Monaco ư ư ư ư M ư ư 8racy 6obinson ư ư ư ư * ư ư Description of Competencies *inanceAccountinK-nvestor 6ePations Experience in corporate finance, overseeing complex financial transactions, investment management, mergers & acquisitions, investor relations; experience in financial accounting and reporting, auditing, and internal controls. CEOExecutive 0eadership Experience Experience as a Chief Executive Officer or senior executive officer of a large publicly listed company. +overnment6eKuPator]PuFPic PoPic] 0eKaP Experience in, or a strong understanding of, the workings of government and public policy in Canada and the U.S. or experience as a senior practicing lawyer either in private practice or the legal department of a major publicly listed company. 6isO 1anaKement7afet] Significant understanding with respect to the identification, assessment and mitigation of risks and oversight of enterprise risk management programs and practices. Knowledge and experience in health and safety programs and issues, particularly in the transportation industry. 8echnoPoK]-nnovationArtiƼciaP -ntePPiKenceC]Fer 7ecurit] Strong leadership and experience in deploying technology, innovation and digital platforms, including disruptive technologies, data management and cyber security. Expertise and/or experience in managing and mitigating cybersecurity risks. 8ransport -ndustr]0oKistics7uppP] Chain +PoFaP 8rade Deep knowledge and experience in the transportation industry, including strategic context and business of the transportation industry. Experience in designing, developing or managing highly complex logistics and supply chains. PeopPe and 8aPent 1anaKementOrKani^ed 0aFour(iversit] and -ncPusion Experience in oversight of compensation programs for executive level employees and incentive-based compensation programs. Experience with talent recruitment and management, workplace culture, diversity and inclusion, succession planning, leadership development, executive recruitment, management of organized labour in a large operating company. 7trateKic PPanninK Experience in strategic planning and leading growth initiatives for a major publicly listed company. Corporate +overnancePuFPic Compan]ɸExperience Experience as an executive and/or board member of a publicly listed company that provides a strong understanding of requirements of good corporate governance practices. Customer Experience7aPes1arOetinK Experience as a senior executive in a customer-centric product or service company; strong knowledge of CN’s markets and related market trends, customers and strategy. -nternationaP+PoFaP Experience andɸPerspective Understanding, experience and expertise in international business, including international trade and overall global perspective. EnvironmentaP7ociaPCorporate 6esponsiFiPit] E7+ Experience in managing and overseeing de-carbonization/climate change, environmental, social, corporate responsibility and sustainability risks and opportunities and impact and performance and their relationship to the company’s business and strategy. Experience in understanding and assessing complex regulatory requirements, stakeholder led initiatives and the company’s overall ESG compliance obligations. Statement of Corporate +overnance 4ractices CN-40 Book - Circulaire 2023 - EN.indb 35 2023-03-13 19:53

CN | Management Information Circular 2023 3 (iversit] at C2 At CN, we believe our people are our greatest asset, and we recognize the importance of creating a work environment that welcomes the contribution and uniqueness of every employee. We are committed to developing a workforce of top talent that reflects the diversity of the population and stakeholders we serve. In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Company’s success. Put plainly, CN believes Diversity, Equity and Inclusion will deliver value to the Company and our employees. Diversity increases the effectiveness of our decision-making processes and fosters innovation by including a wider range of perspectives. Having a workforce that truly reflects the communities in which we operate also helps us attract and retain a mix of well-qualified people and helps us better understand and respond to the needs of our stakeholders. Our Diversity and Inclusion Plan (“Diversity Plan”), which focuses on increasing the representation of under-represented groups such as women, visible minorities, indigenous people, persons with disabilities, and veterans, and on developing a more inclusive workplace, anchors CN’s commitment. The plan applies at all levels within the organization and includes strategies on sourcing (including early career sourcing through internships, co-op programs and new graduate programs), selection, hiring, training and development of diverse candidates. The Company has also integrated diversity and inclusion in its policies regarding composition of the Board and executive management. The strategy of building our desired workforce is holistic; it necessarily involves an integrated approach on sensitizing, recognizing, and building awareness on diversity and inclusion in the workplace. In 2021, we set new gender diversity targets for our Board and executive management. We also created Employee Resource Groups (“ERGs”) that bring together employees and their supporters of similar backgrounds and interests. These employee-led groups, backed by executive sponsors, were initiated to create a more diverse and inclusive environment through marking key diversity milestones, acting as sounding boards, and providing places of discussion and exchange, allowing CN to garner the pulse of under-represented employee groups. Board Diversity The Board’s Governance, Sustainability and Safety Committee, in consultation with the Board Chair, is responsible for recommending qualified persons to serve on the Board. CN believes that a diverse board has the potential for richer discussion and debate and greater effectiveness in decision-making and advisory functions. On March 10, 2015, the CN Board approved a diversity policy for the Board (“Diversity Policy”). This policy was further revised on March 9, 2021 to broaden its scope and include more ambitious targets and is reviewed regularly. The revised Diversity Policy with respect to directors provides that, in considering the Board’s composition and in making recommendations for Board members, the Governance, Sustainability and Safety Committee will consider: (i) the size of the Board; (ii) the particular competencies, skills and experience currently sought by the Board, including requirements to staff certain Board committees; (iii) the competencies, skills and experience each of the current directors possesses; and (iv) personal attributes and other qualities of each director, having regard to the benefits of all aspects of diversity on the Board. Under the Diversity Policy and as part of its mandate, in order to ensure the effective implementation of the Diversity Policy, the Governance, Sustainability and Safety Committee: • has created a search process that seeks qualified Board candidates from, among other areas, the traditional pool of corporate directors and officers, government, academic institutions, private enterprise, non-profit organizations, trade associations and professions such as accounting, human resources, and legal services; • uses CN’s network of organizations and trade groups that may help identify diverse candidates; • has in the past and may again retain an executive search firm to help meet the Board’s diversity objectives; • periodically reviews its recruitment and selection processes to ensure that diversity remains a component of any director search; and • endeavours to consider the level of representation of under-represented groups on the Board in identifying and nominating candidates for election or re-election to the Board. )xecutive 1anagement Diversity The Human Resources and Compensation Committee is responsible for considering candidates for executive management appointments that possess the qualifications, competencies, experience, leadership skills and level of commitment required to fulfill executive functions. The Diversity Policy, which also applies to executive management, states that in fulfilling its oversight role, the Committee regularly reviews CN’s integrated approach to executive and high-potential talent management and succession planning. The Committee also considers processes and practices for leadership development and reviews the depth of succession pools for senior leadership roles across the Company, and regularly reviews external talent, in order to ensure that CN has diverse candidate pools for potential successors for the executive roles. Appointments are based on a balance of criteria, including skill, background, experience, and competence and we endeavor that executive management appointments are reviewed with our diversity and talent objectives in mind. Supporting Diversity, )Uuity and Inclusion CN is undertaking various initiatives aimed at better promoting and reinforcing diversity, equity and inclusion (DE&I). For example, we are: • executing on our DE&I vision and ambition to reflect the communities in which we operate; • conducting regular reviews of pay equity and defining a roadmap to address identified gaps; • further aligning our sponsorships and donations budget to better align with our strategic DE&I vision; • assessing hiring practices to leverage recruitment agencies focused on under-represented groups and requiring diverse candidate slates for all recruitment mandates; • developing inclusive leaders through targeted training and education, including unconscious bias and inclusive leadership training, as leaders are critical in creating and sustaining an inclusive environment; • continuing to support and leverage the eight ERGs to support a more diverse and inclusive environment; • having dedicated resources to support our DE&I vision; and, in 2023 are allocating additional dedicated resources; and • keeping our focus on maintaining the gender diversity targets set for our Board and executive management. These initiatives are strongly supported through active involvement by the executive management and the Board. Diversity Statistics and Targets In early 2021, the Board set a new, more ambitious target that, by the end of 2022, CN would achieve and thereafter maintain, a Board composition in which at least fifty percent (50%) of the independent Board members are to come from under-represented groups, including gender parity. The board target is reviewed on an ongoing basis. On the date hereof, of the 11 current directors, six (55%) are women, namely: Ms. Shauneen Bruder, Ms. Jo-ann dePass Olsovsky, Ms. Denise Gray, Ms. Susan C. Jones, Ms. Margaret A. McKenzie, and Ms. Tracy Robinson; and two (18%) members identify as visible minorities. Also, CN’s Board is led by a female Chair, Ms. Shauneen Bruder, and two of four Committee Chairs are women: Ms. Margaret A. McKenzie is the Chair of the Audit, Finance and Risk Committee and Ms. Jo-ann dePass Olsovsky is the Chair of the Human Resources and Compensation Committee. Statement of Corporate +overnance 4ractices CN-40 Book - Circulaire 2023 - EN.indb 36 2023-03-13 19:53

CN | Management Information Circular 2023 3 CN had also elected to set a gender diversity target for executive management (comprising all vice-presidents and more senior positions), whereby at the end of 2022, at least 30% of this group would be women. This aligned to the targets set out in the Catalyst Accord 2022, to which CN is a signatory. CN made significant progress with respect to the representation of executive women, increasing from 18% at the end of 2021, to attaining the 30% target in early December 2022. A comprehensive framework, focusing on the identification, assessment, and development of talent, is used to ensure that we have an appropriate pipeline of potential diverse successors at the executive and management levels. At present, of the 30 members of executive management, eight (27%) are women. As our executive workforce is expected to undergo a renewal over the next few years due to natural attrition, we will continue to focus on increasing diversity through our succession planning strategies. We currently have not adopted specific targets for diversity representation other than gender for executive management. However, we will continue to use the established labour market availability numbers in each province or state as our baseline ambition to measure progress. We define labour market availability as “the share of designated group members in the workforce from which the employers could hire”. The current diversity representation on the Board and among executive officers is set out in the table to the right. The following disclosure is derived from information provided by the directors and executive management. In accordance with privacy legislation, such information was collected on a voluntary basis, and where a particular individual chose not to respond, CN did not make any assumptions or otherwise assign data to that individual. The executive officers are a subset of the executive management team comprising 12 positions. AW at MarcL , CURRENT DIRECTORS DIRECTOR NOMINEES EXECUTIVE OFFICERS EXECUTIVE MANAGEMENT ;omen ɸ ɸ 3ɸ2 8ɸ2 :isible Minorities 2ɸ8 2ɸ8 – 2ɸ Indigenous – – – – 4ersons [ith (isabilities – – – 2ɸ 8otal 11 11 2 30 On an annual basis, the Governance, Sustainability and Safety Committee and the Human Resources and Compensation Committee assess the effectiveness of the nomination/appointment process in achieving CN’s diversity objectives and measure the annual and cumulative progress in achieving its diversity targets. In early 2023, CN renewed its gender diversity target for executive management, pursuant to which CN aspires that by the end of 2023, and thereafter, at least 30% of this group will be women. The Diversity Policy is available on our website at [[[.cn.ca, under Delivering Responsibly/Governance. &oard 6ene[aP and Other Practices Retirement from the Board Effective April 27, 2021, the Board updated its policy on the mandatory retirement age for directors whereby a director would not be nominated for re-election at the annual meeting of shareholders following his or her 72nd birthday, subject to the Board’s ability to approve possible extensions in specific circumstances deemed in the best interest of CN. Pursuant to this updated policy, Mr. Phillips announced his retirement and his not standing for re-election at the Meeting and Mr. Lynch retired from the Board on December 31, 2022. Board Tenure and Term 0imits Effective April 27, 2021, the tenure of the Board Chair, the Committee Chairs and individual directors are subject to the following term limits: • CN’s Board Chair will serve for a term of five years, renewable for one further three-year term, subject to the discretion of the Board to further extend the term, if deemed appropriate and in the best interest of the Company and the Board. At the end of the term(s) as Board Chair, the departing Board Chair would not stand for election as a director of CN at the next following annual meeting of shareholders. • Committee Chairs will serve for a term of three years, renewable for one further two-year term, subject to the discretion of the Board to further extend the term, if deemed appropriate and in the best interest of the Company and the Board. • Any current or future member of the Board of Directors elected or appointed to the Board of Directors will serve for a maximum term of 14 years. The election or appointment of the Board Chair or Committee Chairs, respectively, is subject to annual review and election/appointment. In addition, directors are expected to inform the Board Chair of any major change in their principal occupation, in order to provide the Board with the opportunity to decide the appropriateness of such director’s continuance as a member of the Board or of a Board committee. Common Directorships With a view to further strengthen directors’ independence, the Board has adopted a policy pursuant to which a director shall not accept the invitation to join an outside board on which a director of CN already sits without previously obtaining the approval of the Governance, Sustainability and Safety Committee. It has been the Company’s practice not to permit common directorships amongst it’s board members. In addition, the Board has adopted a policy, which is included in our Corporate Governance Manual, to the effect that no more than two of the Company’s directors should generally serve on the same outside board or outside board committee. As of March 7, 2023, no members of our Board of Directors served together on the boards of other public companies. Number of Directorships CN recognizes that Board membership requires a significant dedication of time. As a result, the number of boards on which an individual can serve is necessarily limited. With a view to taking reasonable steps to ensure the ability of each candidate to make the commitment of time necessary to be a director of CN, the Board applies the following guidelines, effective as of April 27, 2021, when considering candidates to become directors of CN: • for candidates that are chief executive officers or other senior executives of public corporations, they must hold no more than two (2) public corporation directorships in total (including the CN Board and membership on the board of the corporation at which an individual is employed); and • for other candidates, they must hold no more than three (3) public corporation directorships in total (including the CN Board). In addition, because of the Audit, Finance and Risk Committee’s demanding role and responsibilities, the Board Chair, together with the Governance, Sustainability and Safety Committee chair, reviews any invitations to the Audit, Finance and Risk Committee members to join the audit committee of another entity. Where a member of the Audit, Finance and Risk Committee simultaneously serves on the audit committee of more than three public companies, including CN, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit, Finance and Risk Committee. )JJectiZe as SJ %prilɸ QeQFers SJ tLe &SarH Qa] serZe JSrɸa Qa\iQYQ terQ SJɸɸ]ears. Statement of Corporate +overnance 4ractices CN-40 Book - Circulaire 2023 - EN.indb 37 2023-03-13 19:53

CN | Management Information Circular 2023 38 The Board of Directors may, in its discretion, authorize a waiver to the above guidelines if deemed in the best interest of the Company and only for a transitioning period of up to one year to allow the affected candidate to reduce his or her board memberships in order to meet the Company’s guidelines. No director nominee being presented for election at the Meeting is currently a member of more than two other public boards. Directors are expected to provide the Board Chair with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board committee. The Governance, Sustainability and Safety Committee and the Board Chair will apply Board nominee selection criteria, including directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term. The biographies on pages 12 to 23 of this Information Circular identify the other reporting issuers of which each current director of CN is a director. Director )meritus The Board of Directors confers, from time to time, the honorary status of Director Emeritus to retiring or former directors who have made significant contributions to the Board through long and distinguished service and accomplishments. Currently, lifetime emeritus status has been bestowed upon Raymond Cyr, James Gray, Michael Armellino, Charles Baillie, Edward Lumley, Donald Carty, Gordon Giffin, Edith Holiday, Maureen Kempston Darkes, Denis Losier, James E. O’Connor, Laura Stein, Kevin Lynch, Robert Phillips and David McLean and Robert Pace as Chairman Emeritus, as well as upon the late Hugh Bolton, the late Purdy Crawford and the late Cedric Ritchie. Directors Emeritus are invited to attend the annual meeting of shareholders and certain Company or Board events taking place in their geographic area of residence and are reimbursed for reasonable travel and other out-of-pocket expenses in connection with attendance at such events. &oard Performance Assessment Process The Board of Directors has implemented, and reviews, from time to time, a comprehensive process to annually assess its effectiveness, as well as the effectiveness of its committees, the Board Chair, the Committee Chairs and individual directors. This process is under the supervision of the Governance, Sustainability and Safety Committee and the Board Chair and is comprised of the following steps: • The following questionnaires are prepared by the Office of the Corporate Secretary and approved by the Governance, Sustainability and Safety Committee and the Board Chair, taking into account current issues, the findings of previous years and input from the Board of Directors: • Board and committee performance evaluation questionnaires, including a self-assessment by individual directors; • Board Chair evaluation questionnaire; and • Committee Chair evaluation questionnaires. • Each questionnaire is then sent to every director and a complete set of the responses is forwarded to the Board Chair, except for the responses to the evaluation questionnaire relating to the Board Chair, which is forwarded directly to each of the Chairs of the Governance, Sustainability and Safety Committee and the Human Resources and Compensation Committee. • Following receipt of the completed questionnaires, the Board Chair contacts every director and conducts open and confidential one-on-one meetings. The purpose of these meetings is to discuss the answers received from and in respect of each director, to take into account any comments which the director may have and to review the self-evaluation of each director. One of the Governance, Sustainability and Safety Committee or Human Resources and Compensation Committee Chairs also discusses individually with each director his or her responses and comments on the Board Chair evaluation questionnaire. • Reports are then made by the Board Chair, the Governance, Sustainability and Safety Committee Chair and the Human Resources and Compensation Committee Chair to the Board of Directors, with suggestions to improve the effectiveness of the Board of Directors, the Board committees, the Board and Committee Chairs, and separately to individual directors in respect of their personal performance. • The Board Chair and Committee Chairs take into consideration the overall results and suggestions derived from the annual Board performance assessment in order to improve the functioning and activities of the Board and Board committees. • At least annually, the Board and each Board committee reviews and assesses their respective mandates. Peer Assessment and Independent Advisor The Board Chair leads on an annual basis a peer review process through one-on-one meetings with each individual director. In addition, the Board may, from time to time, hire an independent advisor to assist the Board of Directors in independently assessing the performance of the Board of Directors, Board commit-tees, Board and Committee Chairs and individual directors. The Govern-ance, Sustainability and Safety Committee also considers on an annual basis the appropriateness of conducting a peer assessment through an independent advisor. The Board performance assessment process is further described in CN’s Corporate Governance Manual which is available on our website at [[[.cn.ca, under Delivering Responsibly/Governance. (irector Orientation and ContinuinK Education Orientation Our orientation program includes presentations by the Company’s officers on CN’s organizational structure and the nature and operation of its business, a review with the Board Chair of the methods of operation and the roles of the Board and its committees, a discussion on the contribution individual directors are expected to make, and access to appropriate information or outside resources as required. New directors are provided with the following: a directors’ handbook containing corporate and other information required to familiarize themselves with the Company, its organization and operations and CN’s key corporate governance and public disclosure documents, including CN’s Corporate Governance Manual and Board and committee charters; information regarding the review process for the Board, its committees and their chairs, and individual directors; CN’s important policies and procedures, including CN’s Code of Business Conduct; and organizational charts and other business orientation materials, including CN’s Investor Fact Book, sustainability and safety brochures, financial statements and regulatory information. The overall results and suggestions derived from the annual &SarH TerJSrQance assessment are taOenɸintS consideration to improve the functioning and activities of the Board anHɸits cSQQittees. Statement of Corporate +overnance 4ractices CN-40 Book - Circulaire 2023 - EN.indb 38 2023-03-13 19:53

CN | Management Information Circular 2023 3 In addition, meetings are arranged between new directors and the Board andCommitteeChairs, aswell aswith members ofCN’s Leadership team to provide an overview of their areas of responsibility and their function/ department. These areas include finance, corporate services, marketing, operations, technology, human resources and investor relations. New directors also receive presentations by the Company’s officers on CN’s business and operations, safety, security, sustainability, community outreach initiatives and talent development, amongst others. In addition, new directors are encouraged to visit sites across CN’s network relating to the Company’s operations. These sites include mechanical and car shops, intermodal and engineering groups, data centres, training centres, railway yards and ports and terminals. Continuing Education The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, the Company: • maintains a membership for each director in an organization dedicated to corporate governance and ongoing director education; • encourages and funds the attendance of each director at seminars or conferences of interest and relevance; • encourages presentations by outside experts to the Board or committees on matters of particular importance or emerging significance, such as ESG; and • from time to time, as appropriate, the Board holds meetings at or near an operating site or other facility of the Company, a key customer, supplier or affiliated company. The Board Chair arranges for Board members to have access to education and information on an ongoing basis pertaining to Board effectiveness and the best practices associated with successful boards, briefings on factors or emerging trends that may be relevant to the Company’s business strategy and other material as deemed appropriate by the Board Chair. The Company also makes available, at its cost, a host of educational programs provided by leading institutions. We encourage directors to attend seminars and other educational programs and to report back to the Board on the quality of such programs. Educational reading materials on corporate governance and other topics are also included in the materials provided to the Board in advance of meetings. In 2022, Board members were provided with educational reading materials and presentations on a variety of matters and topics, including safety matters, technology, sustainability, ESG, climate change and corporate governance matters. The Board regularly received updates and reports by CN’s internal counsel on regulatory matters of importance and emerging issues of significance to CN and the railway industry, such as diversity and inclusion, safety, technology and risk mitigation. Board members also attended industry conferences. Directors also interacted with executive and senior management at every Board meeting and received regular and extensive presentations on matters of strategic importance to the Company’s business, including presentations on its customer engagement initiatives, safety, stakeholder and community outreach initiatives, business growth strategy, operating plans, supply chain strategy, car management, CN’s sustainability initiatives and Climate Action Plan, cybersecurity and regulatory matters relevant to the Company’s business. Moreover, the directors have, from time to time, been provided with firsthand opportunities to visit certain sites where CN has made significant investments. They have visited our Information Technology command centre, certain CN main yards such as Kirk Yard, the CN Woodcrest Shops and the Elgin, Joliet and Eastern Railway properties in the U.S. The Board has also visited CN’s two state-of-the-art training centres in Winnipeg, Manitoba and near Chicago, Illinois, and toured a Geometry Test Car. Since March 2020, many in-person activities of the Board ceased given the pandemic which activities resumed in 2022. More recently, the Board visited and/or participated in the following, among others: • Visited the Port of Halifax for a detailed tour of the Port facilities and the Port Innovation Engagement & Research Centre. • Visited the Woodcrest locomotive repair center in Homewood, Illinois as well as the state-of-the art training campus in Homewood, Illinois. The following table lists certain seminars and courses by external providers, as well as certain dedicated internal sessions and presentations on key CN subject matters, that the directors of the Company attended in 2022 and early 2023: SU&.ECT MATTER TOPIC PRESENTED PRESENTEDHOSTED &= ATTENDED &= Sustainability Sustainability as Strategy Enabler CN Sustainability All directors Climate Change and Business Strategy E\ternal SpeaOer +SS Committee Members Board Climate +overnance E\ternal SpeaOer +SS Committee Members 6esponsible 4rocurement CN 4rocurement +SS Committee Members 8echnology Cybersecurity 9pdates CN Information 8echnology A*6 Committee Members 8echnology as a Strategy Enabler CN Information 8echnology All directors MaNor I8 4roNects 9pdate CN Information 8echnology A*6 Committee Members Economy 8rade *lo[s E\ternal SpeaOer All directors 6evie[ of Economic Scenarios E\ternal SpeaOer All directors East Coast 8rade *lo[ Evolution E\ternal SpeaOer All directors Economic Conte\t and 8rade 4atterns CN Strategy MarOeting All directors Safety Safety 4erformance 9pdates CN Safety +SS Committee Members CN Safety 4illars CN Safety +SS Committee Members Customer 6elations 4erformance 9pdate CN Operations MarOeting All directors Operational E\cellence CN Operations MarOeting All directors Scheduled Operations CN Operations All directors ,uman Capital (iversity, Equity Inclusion 9pdates CN ,uman 6esources ,6CC and +SS Committee Members 8alent Management CN ,uman 6esources ,6CC Committee Members Employee Engagement and Culture CN ,uman 6esources ,6CC Committee Members Statement of Corporate +overnance 4ractices CN-40 Book - Circulaire 2023 - EN.indb 39 2023-03-13 19:53

CN | Management Information Circular 2023 0 7taOehoPder EnKaKement CN is recognized as a company that delivers responsibly, is a key part of the solution for customers, and is essential to the economy, to its customers and the communities it serves. Over the year, we continued to deepen the Company’s sustainability agenda: moving customer goods safely and efficiently, ensuring environmental stewardship, attracting and developing the best diverse team of railroaders, and helping build safer and stronger communities, in each case while adhering to the highest ethical standards. CN regularly engages with all of our stakeholders, including shareholders, employees, and Indigenous and community groups. Shareholder Engagement CN recognizes the importance of consistent engagement with shareholders. We welcome interaction with our shareholders as we believe it is important to have direct frequent engagement in order to allow and encourage an open dialogue and exchange of ideas. Our Investor Relations department is responsible for communicating with the investment community on behalf of CN and actively engages with shareholders, sell-side analysts, potential investors, and periodically with shareholder advocacy groups. Over the last 12 months, our new Board Chair as well as CN executives and our investor relations team engaged in dialogue with all of our top institutional shareholders through the following initiatives: • Earnings calls: engagement by CN executives on a quarterly basis with the investment community to review CN’s quarterly financial and operating results and outlook; • Non-deal roadshows: throughout the year, multiple engagements by CN executives and the Vice-President, Investor Relations with institutional investors to provide public information on our strategic agenda, business and operations and ESG performance; • Sell-side-sponsored conferences: throughout the year, CN executives speak at industry investor conferences about CN’s business and operations, including ESG performance and conduct meetings with investors; and • Investor meetings: as part of regular shareholder engagement, the investor relations team is available for meetings and calls to address investor questions or concerns and to provide public information on the Company in a timely and responsive manner. • Investor meetings with C)3 and Board Chair: throughout 2022, CN’s CEO and new Board Chair hosted introductory calls with our top shareholders. Over the past year, we have held in-person meetings with investors as well as conducted meetings via video conference calls or by phone. Quarterly earnings calls and investor conference presentations are webcast and available to listen live via CN’s website at www.cn.ca/ investors. On May 2nd and 3rd, CN will host an investor day in Chicago, IL to update the investment community on CN’s vision for the future. We have in place various means of communication for receiving feedback from interested parties, such as a toll-free number for general inquiries (1-888-888-5909). Shareholders can also reach out to our investor relations team and other stakeholders in accordance with procedures described on our website at www.cn.ca, under Investors/ Investor Contacts. Shareholders and other interested parties may also communicate with the Board and its Chair by calling 1-514-399-6544. The Board of Directors also has procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to us and (ii) to communicate directly with the Chair of the Board, who presides over all non-executive director sessions. These procedures are described on our website at [[[.cn.ca, under Delivering Responsibly/Governance. In addition, the Company continued its stakeholder activities by: • engaging with all levels of government as a participant on advisory councils, review boards and regulatory proceedings; • conducting community outreach; • working collaboratively with supply chain partners; • participating in industry associations (Railway Association of Canada; Association of American Railroads); • engaging with suppliers at our annual supplier council and through our Sustainable Procurement Excellence program; • strengthening our relationships and improving our communication with customers; • ensuring the opportunity for regular two-way communication with employees; and • taking part in structured community engagement. For the year 2022, CN received a number of awards and recognition including: • Named to Dow Jones Sustainability World Index for the 11th consecutive year and on the DJSI North American Index for the 14th year. • Listed on CDP’s 2022 prestigious A List. • Ranked among the Best 50 Corporate Citizens in Canada by Corporate Knights for the 14th consecutive year in a row. • CN’s Board of Directors earned a 2nd position in 2022 in Canada for Corporate Governance in the Globe and Mail’s Report on Business’ annual comprehensive assessment of 226 S&P/TSX Composite Index Members. • Listed on the FTSE4Good Index. • Listed on the Jantzi Social Index. • Listed on the MSCI Indices. • Named as one of the top 5% sustainability performers in the transportation industry by S&P Global Sustainability Yearbook 2023. Indigenous Engagement In addition, the Company continued its stakeholder activities by: • proactively engaging Indigenous communities and maintaining open dialogue; • promoting opportunities for Indigenous peoples to join the Company’s workforce; • supporting Indigenous Community initiatives and participating in Indigenous organizations; and • seeking out and encouraging opportunities for Indigenous business and procurement. In 2015, Canada’s Truth and Reconciliation Commission called on corporations to play a role in reconciliation with Canada’s Indigenous peoples, including providing education for management and staff on the history of Indigenous peoples. As part of its Indigenous Vision, the Company actively encourages employee sensitivity to Indigenous issues and has provided in-person cultural awareness training since 2015. An eLearning version of the training was launched in early 2017, providing access to a greater number of employees. In 2018, this training received a President’s Award in the CN Values category, indicating its importance for CN. In 2019, this training became mandatory for all employees in Canada. CN was the first transportation company certified under the Progressive Aboriginal Relations program of the Canadian Council for Aboriginal Business (“CCAB”) and one of the first companies to become a Procurement Champion of the CCAB program. Statement of Corporate +overnance 4ractices CN-40 Book - Circulaire 2023 - EN.indb 40 2023-03-13 19:53

CN | Management Information Circular 2023 41 In 2018, the CN Law Department was recognized by Thomson Reuters as the recipient of an Innovation Award in the category of Diversity for all the initiatives in Indigenous Relations. For more details, please refer to our website at www.cn.ca/aboriginalvision. On February 24, 2021, our Board announced the creation of the CN Indigenous Advisory Council (“IAC”), an independent body comprised of Indigenous peoples from across the country. The IAC’s mandate is to provide advice to the Board and to CN’s President and Chief Executive Officer on issues that are relevant to CN’s relationship with more than 200 Indigenous communities in which CN operates in Canada. With the support of the IAC, CN is aiming to reinforce diversity and inclusion, as well as fostering meaningful and long-lasting relationships between CN and Indigenous peoples. The IAC comprises accomplished and respected representatives of Canada’s First Nations, Inuit and Métis communities, namely: • Ms. Roberta Louise Jamieson, OC, Kanyen’kehà:ka, co-chair • The Hon. Murray Sinclair, C.C., M.S.M., Mizhana Geezhik, co-chair • Mark Podlasly–Nlaka’pamux Nation, (British Columbia) • Dr. Marie Delorme–Métis (Alberta) • Leanne Bellegarde–Peepeekisis Cree Nation (Saskatchewan) • Phil Fontaine–Sagkeeng First Nation (Manitoba) • Stephen Augustine–Mi’kmaw Nation [Mi’kmaq Grand Council] (New Brunswick) • Denise Pothier–Mi’kmaw Nation (Nova Scotia) • Kateri Coade–Abegweit First Nation [Mi’kmaq] (Prince Edward Island) • Udlu (Udloriak) Hanson–Inuit (Nunavut) • Tabatha Bull–Nipissing First Nation (Ontario) • Ricky G.L. Fontaine – Uashat mak Mani-utenam Innu First Nation (Québec) Community Engagement CN is fully integrated into the communities we serve. Our reputation is our most valuable asset, and we continuously strive to be good neighbours. As such, we engage externally across a wide spectrum of initiatives with the aim to foster two-way communication with the members of our communities, which ensures respectful and beneficial exchanges. We also proactively work to maintain open lines of communication between us and our communities with respect to questions and concerns, and every year, we publish our CN in the Community Report which highlights CN’s presence in our communities. We measure our engagement through a stakeholder engagement software, and yearly reputational surveys. CN’s Public Affairs team plays an integral role in keeping CN connected to regional issues and ensuring we participate in impactful community partnership programs that align with local needs and create real benefits for our communities. The team’s main purpose is to support community initiatives by reachingout to people inhundredsof communities each year. The Public Affairs team represent CN at various business events and conferences, such as the Federation of Canadian Municipalities’ Annual Conference and Trade Show, where they engage directly with key stakeholders. As part of our year-round effort to save lives, the CN Police Service also continues to be active in communities across our network in order to promote safe behaviour around railroad infrastructure. CN Police Service activities include conducting enforcement initiatives with external agencies at locations prone to incidents and delivering safety presentations to high-risk groups such as youth and commercial drivers. We also regularly share information on crossing safety, corridor risk assessments and dangerous goods traffic with municipal officials and local emergency responders. In addition, to further enhance CN’s culture of stakeholder engagement and to facilitate ongoing consultations with diverse members of the agricultural industry, CN created the Agricultural Advisory Council in 2019. The Agricultural Advisory Council, whose members are rooted in communities along our network, is one of our main consultative bodies–it provides us with insight and advice, and serves as a forum to discuss policy issues that affect the agricultural industry and help improve CN’s ability to service this essential Canadian sector. CN also supports and engages with the agricultural sector by supporting organizations and events such as Agribition and the Canadian Agricultural Safety Association. For CN, giving back is not a slogan–it is our way of doing business. It is also a way of being, a spirit of caring that is shared by everyone at CN. To fuel our actions and those of our community partners, the CN Stronger Communities Fund helps to build safer, stronger, more sustainable and prosperous communities. CN has created volunteer-driven community boards to guide our CN Stronger Communities Fund’s decisions and strengthen community partnerships. Through our community boards, CN is putting funding decisions into the hands of local community and business leaders who know their communities best. We also commit to making a difference in the communities along our network in times of need. In recent years, CN has made considerable contributions to relief and humanitarian efforts to help communities in crisis, including to the Village of Lytton, B.C. and the Lytton First Nation in response to important fires in the region, and to the Ukrainian people and their family members in Canada and the U.S. affected by the war in Ukraine. CN encourages its people to get involved in their community through various initiatives. CN in Your Community Day for instance, celebrated every year on June 6, is an initiative created on CN’s 100th anniversary to encourage employees to give back to their communities. With the Railroaders in the Community program, CN provides grants to the not-for-profit organizations employees and retirees choose to support through their volunteer efforts. Through our commitment to help build safer, stronger communities, CN helps make the communities in which we operate better places to live and work. Statement of Corporate +overnance 4ractices CN-40 Book - Circulaire 2023 - EN.indb 41 2023-03-13 19:53

CN | Management Information Circular 2023 2 Our 7ustainaFiPit] Commitments Delivering Responsibly is at the heart of how CN is building for a sustainable future. At CN, our objective is to be the safest and most carbon-efficient, operationally effective, and customer-centric railroad in North America. Five principles anchor our sustainability commitment: Environment Conduct our operations in a manner that seeks to minimize the impact on the environment, while providing cleaner, more sustainable transportation services to our customers. PeopPe Provide a safe, supportive and diverse work environment where our employees can grow to their full potential and be recognized for their contributions to our success. 7afet] Be the safest railroad in North America by establishing an uncompromising safety culture and implementing a management system designed to minimize risk and drive continuous improvement. Communit] Build safer, stronger communities by investing in community development, creating positive socioeconomic benefits and ensuring open lines of communication. +overnance Continuously improve our culture of integrity and ethical business, building trust and confidence with all our stakeholders. Our Approach to 7ustainaFiPit] Our approach to sustainability disclosure aligns with international standards, including the Global Reporting Initiative, the Sustainability Accounting Standards Board (“SASB”), the World Bank Mobility Goals, the Greenhouse Gas Protocol, and the Task Force on Climate-related Financial Disclosures (“TCFD”). Transparency regarding climate-related risks and opportunities is critical to maintaining the trust of our stakeholders and allows our investors to better understand the implications of climate change on our business. Our detailed reports can be found on CN’s website at [[[.cn.ca under Delivering Responsibly. Our approach to sustainability is also aligned with the United Nations Sustainable Development Goals (“SDGs”). While we aim to contribute directly and indirectly to each of the 17 SDGs, a detailed consideration of the indicators and metrics that comprise the SDGs’ framework has helped us to identify eight SDGs on which we believe we can have the greatest impact and that align with our sustainability commitments of Delivering Responsibly. The selection of these SDGs is also based on the principles of materiality and stakeholder inclusiveness, to prioritize the topics that matter most to our business and our stakeholders. In 2022, CN joined the United Nations Global Compact, committing to making its principles a key part of our strategy, culture and day-to-day operations. We recognize that our climate is changing, and that businesses must not merely adapt, but be part of the solution. As a mover of the economy, CN is committed to playing a key role in the transition to a low-carbon economy. CN has been making a positive contribution in the fight against climate change by offering carbon-efficient transportation solutions to our customers. Moving long haul freight by train instead of truck can reduce GHG emissions by up to 75%. With 87% of our direct Scope 1 GHG emissions generated from rail operations, we believe the best way to reduce our carbon footprint is by continuously improving our rail efficiency. Since 1993, we have reduced our rail locomotive GHG intensity by 43%, avoiding over 50 million tonnes of CO2e , and we remain a leader in the North American rail industry, consuming approximately 15% less locomotive fuel per gross ton mile than the industry average. The graph below illustrates the improvement of CN’s locomotive GHG emissions intensity since 1993: Decoupling growth from Carbon )missions GHG Emission Intensity vs. Gross Ton Miles (GTMs) (Tonnes CO2ŽeMillion +8M vs. 8raƾ c Billion +8M Since 1993: 43% 6eduction in locomotive +,+ intensity 50 million 8onnes of carbon avoided [hile continuing to gro[ in volume ofɸfreight [e move 500 400 300 200 100 0 20 16 12 8 4 0 Locomotive Emission Intensity Gross Ton Miles Tonnes CO2e/Million GTM GTMs (Billions) 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 We recognize that rail has a tremendous potential to reduce the environmental impact of transportation services and we are actively working with many of our customers to help them reduce their transportation supply chain GHG emissions, by leveraging rail for the long haul and trucking over shorter distances. Shipping heavy freight by rail can reduce GHG emissions by up to 75% when compared to trucks. The greater use of combined modes helps lower transportation emissions by allowing each mode to be used for the portion of the trip to which it is best suited. It also helps reduce road traffic congestion, accidents and the burden on transportation infrastructure. Our strategy to further reduce our Scope 1 and 2 emissions will help the company to maintain its position as a key enabler of supply chain decarbonization over the long-term. In turn, these activities will contribute to reducing the Scope 3 emissions of our customers. Climate Action Plan Report Climate Action 4lan 6eport CN-40 Book - Circulaire 2023 - EN.indb 42 2023-03-13 19:53

CN | Management Information Circular 2023 3 We support the TCFD’s recommendations, and in 2020 CN became the first North American railroad to formally support the framework, which promotes more effective climate-related financial disclosures. CN released its third TCFD report, outlining four core elements for disclosing climate-related risks: Governance, Metrics and Targets, Strategy and Risk Management. Our approach under each of these elements is outlined below: Governance The Governance, Sustainability and Safety Committee of the Board has the highest level of responsibility for the Company’s environmental and sustainability disclosures including CN’s Climate Action Plan, as well as the monitoring of the Company’s progress against its set targets under such plan, and all related climate issues. The Audit, Finance and Risk Committee of the Board has the highest level of responsibility for risk management, including climate-related risks. The Board ensures that the skillset developed by Directors through their business expertise and experience meets the needs of the Board. Board members have access to education and information on an ongoing basis. The competencies of Board members include consideration of climate change knowledge. CN’s Executive Vice-President and Chief Financial Officer and its Senior Director Sustainability, who have direct overall responsibility for CN’s sustainability strategy (including the Climate Action Plan), provide executive oversight. 1etrics and Targets (0ong-Term Science-Based Targets) As we prepare for the future, we are committed to reduce emissions and improve our GHG emissions intensity consistent with stabilizing global temperatures. In 2017, CN became the first railroad in North America to set an approved science-based target. Our current 2030 target, set in 2021, reflects the acquisition of TransX and aligns to a well below 2-degree scenario, versus the 2-degree scenario reflected in our 2017 target. The Science-Based Target Initiative (“SBTi”) approved CN’s current 2030 target which reflects a commitment to reduce Scope 1 and 2 GHG emissions by 43% per gross ton mile by 2030 from a 2019 base year, and to reduce Scope 3 GHG emissions from fuel-and energy-related activities by 40% per gross ton mile by 2030 from a 2019 base year. Per SBTi guidelines, CN’s 2030 target must be reviewed and revalidated by 2026. In 2021, we announced our commitment to setting a net-zero 2050 carbon emission target aligned to 1.5-degree scenario. CN expects to make its submission to SBTi for approval of our 2050 target in the later part of 2023. 2030 Science-based Target Emissions traNectory in a [ellbelo[ 2£C Scenario tonnes CO2ŽeMillion +8Ms 0.0 2.5 5.0 7.5 10.0 12.5 15.0 19 20 21 2030 2050 Scope 1 & 2 Scope 3 43% 40% TARGET Scope 3 Fuel- and Energy-related Activities Scope 1 & 2 13.4% 30.9% Strategy 6educinK our 6aiP CarFon *ootprint With 87% of our Scope 1 GHG emissions generated from rail operations, we believe the best way to reduce our carbon footprint is by continuously improving our rail efficiency. As such, our target informs our low-carbon transition plan and business strategy. To achieve our science-based target to reduce our Scope 1 GHG emission intensity by 43% by 2030 based on 2019 levels, we are focused on five key strategic areas: Fleet Renewal: Cleaner, more fuel-efficient equipment enables us to decouple our business growth from GHG emissions. We continue to purchase the most fuel-efficient high-horsepower locomotives currently available with the acquisition of 69 units in 2021 and 53 units in 2022. In 2022, we also received the first 10 units out of a multi-year modernization program, where existing locomotives from the CN fleet are upgraded with the latest technology, extending their life and enhancing fuel efficiency. Innovative Technology: We continue to explore and invest in innovative technologies. We equip our locomotives with energy management and data telemetry systems as well as distributed power functionality to help us maximize locomotive operating effectiveness and efficiency. These innovative technologies will allow us to continuously improve train handling, braking performance, and overall fuel efficiency, therefore improving our carbon efficiency in the years to come. Big Data: Through our locomotive telemetry systems, we collect large amounts of data to improve performance and fuel conservation. In addition, Horsepower Tonnage Analyzer uses the data from the systems to optimize a locomotive’s horsepower-to-tonnage ratio, further minimizing fuel consumption. Investments in information technology enable deeper analysis to continue to identify, through big data analytics, additional opportunities for fuel conservation that will present opportunities for us to further reduce our emissions in the coming years. Operating Practices: CN has a proven operating model that provides safety, efficiency and customer service benefits. In 2022, CN’s recommitment to a disciplined scheduled operating plan, with a focus on velocity, helped to increase network fluidity, reducing unplanned train stops across the network and driving related gains in fuel efficiency. In parallel, CN continues to leverage real-time information on train operations, enabling on-the-job guidance on practices that promote fuel conservation. Capitalizing on our locomotive telemetry systems and advanced data analytics will help us identify additional opportunities for fuel conservation operating practices in the coming years. Cleaner Fuels: In the medium term, the Canadian Federal Clean Fuel Standard and other renewable and clean fuel standards in jurisdictions where CN operates, will continue to present an important opportunity for us to further reduce our emissions. We are also actively working with our fuel suppliers and locomotive manufacturers and are focused on testing and exploring the greater use of sustainable renewable fuel blends, beyond regulated amounts, in our locomotives, to achieve our target. In 2021 we announced a partnership with Progress Rail and Renewable Energy Group (REG) to test high-level renewable fuel blends including both biodiesel and renewable diesel in support of our sustainability goals. Trials and qualifications of up to 100% bio-based diesel fuel, important steps in reducing GHG emissions from CN’s existing locomotive fleet, have continued to progress in 2022. The program will allow CN and Progress Rail to better understand the long-term durability and operational impacts of renewable fuels on locomotives, especially in cold weather, and plan needed modifications to leverage their usage over the next decade. Achieving our target is dependent in part on the continuing successful development and availability of innovative technologies and the availability of sufficient volumes of cost competitive sustainable renewable fuels in the years to come. The extent of our ability to fully deploy and implement new technologies, as well as to obtain and use sufficient volumes of sustainable renewable fuels, will require collaboration between locomotive manufacturers and fuel producers. This ecosystem of collaboration is a key area of focus and potential risk. Climate Action 4lan 6eport CN-40 Book - Circulaire 2023 - EN.indb 43 2023-03-14 16:20

CN | Management Information Circular 2023 44 6educinK our 2on6aiP CarFon *ootprint Operating an efficient railroad extends to our non-rail operations, enabling further carbon reductions in our ground and vessel fleets, buildings and yards. The carbon footprint of our non-rail operations comprises 16% of our Scope 1 and 2 GHG emissions. We continue to implement best practice initiatives, including new equipment and technologies, to further reduce energy consumption. Driving Ground Fleet Upgrades: Our non-rail ground fleet, comprising intermodal equipment, trucking, On Company Service (OCS) vehicles and CNTL and TransX trucks, makes up 7% of our Scope 1 and 2 emissions. Over the past few years, we have been focused on improving the fuel efficiency of these fleets while also increasing our use of renewable fuels. We have also purchased electric vehicles in our OCS fleet, and announced a partnership with Lion Electric to pilot the use of electric trucks in our operations. Our teams continue to be trained on fuel efficiency, from the use of aerodynamic components on trucks to innovative routing optimization initiatives. Recently, we installed a new driver-centric fleet management system to improve hours of service management, enable a paperless workflow, and to drive further gains with respect to accident prevention and fuel efficiency. Retrofitting Yards and Buildings: Our annual CN EcoFund, combined with government and utility incentives and subsidies, has enabled us to secure the necessary funding to drive energy-efficient upgrades in our buildings and yards. We continue to invest in retrofits to boilers, air compressors, HVAC systems, and LED lighting, enabling us to improve our carbon efficiency and save costs. In 2022, we successfully piloted the energy-as-a-service business model, a comprehensive approach to reduce energy consumption without incurring upfront investments, in one of our yards and we are continuing to explore opportunities to scale efforts in the future. Recently, we achieved a 30% reduction in electricity consumption at key yards, avoiding more than 173,000 tonnes of carbon. Decarbonizing our Vessel Fleet: Our marine services extend beyond where track and trucks stop, offering marine shipping in regions like the Great Lakes. Our shipping fleets offer safe, and highly fuel-efficient fleet transportation services and are continually upgraded to meet strict emission requirements. Ship operators are also trained on fuel conservation practices, including strict speed protocols and operating parameters resulting in further carbon emission reductions. Recently, we installed new skewered propeller blades on one of these vessels. These new blades reduce engine vibration, which will extend their life, and the fuel efficiency of the vessel, contributing to reduced carbon emissions from its operation. Overall, our marine emissions intensity in 2022 decreased relative to 2020 due to the deployment of our vessel fleet, laying up two of our least fuel-efficient vessels. Risk Management Climate change is integrated into our risk assessment processes, which consider both physical risks, including increased frequency of temperature extremes, flooding and sea level rise, fires, hurricanes, and tornadoes, as well as transition risks, including legal, policy and market impacts. The Audit, Finance and Risk Committee of the Board of Directors has the responsibility for monitoring our risk management and internal controls approach, which includes climate related risks. Specifically, the Audit, Finance and Risk Committee reviews risk management policies and provides oversight of our compliance with applicable legal and regulatory requirements. Having oversight for climate-related risks is an important responsibility for the Audit, Finance and Risk Committee ensuring that appropriate risk management processes are in place across the organization, including the risk oversight and risk management policies under the ERM. In 2022, the Audit, Finance and Risk Committee reviewed the results of our ERM, including the identification of the Company’s net risks, which included different scenarios and the identification of climate change physical and transition risks. Specifically, the Committee reviewed and concurred with, our climate risk mitigation controls and initiatives to integrate climate risk management activities into the business plan. Please refer to our TCFD report, which is available on our website, for additional information. The Future: 0ooking Ahead to and Beyond As we look to 2030 and beyond, decarbonizing rail transportation will continue to require innovative fuel-efficient technologies, the greater use of sustainable renewable fuels, and designing innovative low-emission supply chain solutions through investments and collaboration. CN recognizes the need for new locomotive propulsion technology to meet the deep decarbonization required to achieve net-zero emissions by 2050. We also recognize the importance of collaborating with governments, supply chain partners, universities, cleantech, fuel producers and locomotive/engine manufacturers in achieving an effective transition to a low-carbon future. We are actively engaging with other rail companies, directly and through associations such as the Association of American Railroads (“AAR”) and the Railway Association of Canada (“RAC”), as well as with diverse locomotive manufacturers, fuel suppliers and customers. Our position in the supply chain will enable us to lead a step change towards decarbonizing North America’s freight sector, by leveraging and stimulating progress in the development of low-carbon fuels and technologies. Discussions on the prospects of battery and hydrogen powered trains are already underway. Through the RAC, we have been actively working with the Government of Canada since 1995 to address the impacts of rail activities on the environment through a Memorandum of Understanding (“MOU”). The 2018 – 2022 MOU supports the Government of Canada’s commitments under the Pan-Canadian Framework on Clean Growth and Climate Change, and its vision for green and innovative transportation. Released in 2022, the Rail Pathways Initiative report presents a roadmap to rail decarbonization based on emerging low-carbon technologies such as alternative low-carbon fuels and alternative propulsion. In 2021, we announced the purchase of a Wabtec FLXdrive battery-electric freight locomotive, the first 100% battery heavy-haul locomotive in support of our ambitious long-term goals. The anticipated efficiencies and emission reductions from this technology will be significant, reducing locomotive fuel consumption and emissions by up to 30%, and will help open the door to new alternatives beyond the diesel-powered locomotives used today. This new technology and the greater use of renewable fuels are key components in achieving an effective transition to a low-carbon future. Rail shipping as an environmental, efficient, and cost-effective mode of transport is especially compelling as we move towards a clean economy and bring cleaner, more environmentally sustainable products to the marketplace. Shareholders should refer to our website, at [[[.cn.ca under Delivering Responsibly for more information on our CDP and TCFD disclosures and our GHG Emissions Assurance Statement. Climate Action 4lan 6eport CN-40 Book - Circulaire 2023 - EN.indb 44 2023-03-14 16:20

CN | Management Information Circular 2023 45 Dear Shareholder: (1) Adjusted diluted earnings per share is a non-GAAP measure and does not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. For an explanation of adjusted diluted earnings per share, how this non-GAAP measure provides useful information to investors, the additional purposes for which management uses this non-GAAP measure, and a reconciliation to the most directly comparable GAAP measure, see the section titled “Adjusted performance measures” in the MD&A, which is incorporated by reference herein. The MD&A can be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on CN’s website at www.cn.ca in the “Investors” section. (2) Per 200,000 person hours, based on Federal Railroad Administration (FRA) reporting criteria. On behalf of CN’s Human Resources and Compensation Committee (“Committee”) and the Board, we welcome this opportunity to share our approach to executive compensation. Once again, in May 2022, the Company’s annual “Say on Pay” advisory vote received strong support, with 96.75% of shareholder votes in favour of CN’s disciplined approach to executive compensation. This represents the seventh consecutive year CN received the highest result in favour of the “Say on Pay” vote among publicly traded Class I railroads. CN remains committed to transparency by providing clear and comprehensive disclosure of its executive compensation practices to its shareholders. Following the retirement of Jean-Jacques Ruest in 2022, Tracy Robinson was appointed President and Chief Executive Officer and a member of the Board of CN, effective February 28, 2022. Other leadership changes in 2022 include the appointments of Doug MacDonald as Executive Vice-President and Chief Marketing Officer and Edmond Harris as Executive Vice-President and Chief Operating Officer following the departure of Robert Reilly in November 2022. A seamless executive leadership transition with a renewed focus on delivering strong operational and financial results was achieved in 2022. 3verview CN delivered on its commitments for 2022 by driving the disciplined execution of the operating plan and aligning volumes with available capacity, improving customer service and driving revenue growth to the bottom line. Underpinning CN’s focus on operational and service excellence is a commitment to Delivering Responsibly: moving customers’ goods safely and efficiently, doing so in a manner that seeks to minimize its impact on the environment, attracting and retaining top talent, helping build safer and stronger communities, and adhering to the highest governance standards. For 2022, CN reported revenues of C$17,107 million and delivered C$2,630 million (18%) of revenue growth and C$1,224 million (22%) of operating income growth compared to the prior year, as well as an 8% increase in diluted earnings per share (“EPS”) and a 25% increase in adjusted diluted EPS (1). CN aims to deliver shareholder returns by striving for sustainable financial performance, including earnings growth, strong free cash flow generation and return on invested capital above the Company’s cost of capital. CN repurchased 30.2 million of its common shares in 2022, returning C$4.7 billion to its shareholders as part of its normal course share repurchase plan, and increased quarterly dividends per share by 19% effective in the first quarter of 2022. The Company’s performance continues to be recognized by the market with a share price increase over the past three years of 37% on the TSX, compared to a 14% increase over the same period for the S&P/TSX Composite Index. In 2022, CN continued to reinvest in the business with total capital spending of C$2.75 billion — C$1.60 billion to maintain a safe and reliable network; C$0.75 billion for strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives; and C$0.40 billion on equipment, including the acquisition of 500 new grain hopper cars. CN has an uncompromising commitment to the health and safety of its employees, the customers it serves, and the communities and environments in which it operates. The Company strives to become the safest railroad in North America and its long-term safety improvement is driven by continued investments in infrastructure, rigorous safety processes, as well as a focus on safety culture through training, leadership and technology. CN’s Safety Management System is the framework for putting safety at the center of its day-to-day operations to continuously minimize risk, reduce the number and severity of injuries and accidents, and engage employees at all levels of the organization. As a result, CN’s year-over-year injury frequency rate (2) improved in 2022. The attainment of annual accident and injury targets is a component of management’s short-term incentive plan, which aims to engage employees across all levels of the organization. Delivering Responsibly is the heart of all CN’s decisions, commitments and investments to help build a sustainable future. The attainment of fuel efficiency, employee engagement and customer centricity goals are incorporated into the short-term incentive plan for senior management and executives. In 2022, CN joined the United Nations Global Compact initiative – a voluntary platform for the development, implementation, and disclosure of responsible business practices. CN is also proud of the recognition it has received for its sustainability accomplishments in 2022, including being named to the CDP prestigious A List for the seventh time in recognition of the Company’s leadership in corporate transparency and performance on climate change, for being named to the Dow Jones Sustainability World and North American indices for the 11th and 14th consecutive year respectively, and for ranking as one of Canada’s Best 50 Corporate Citizens by Corporate Knights for the 14th consecutive year. Statement of Executive Compensation Statement of E\ecutive Compensation CN-40 Book - Circulaire 2023 - EN.indb 45 2023-03-13 19:53

CN | Management Information Circular 2023 46 Disciplined Approach to Compensation CN’s approach to executive compensation continues to be driven by its goal to incentivize executives to create and deliver sustainable returns to shareholders. CN exercises a disciplined approach by ensuring short- and long-term incentive plans are structured to align realized pay with shareholder returns using various key performance measures, including Relative Total Shareholder Return (“Relative TSR”) as one of the performance measures applicable to Performance Share Units (“PSU”). In addition, the Company’s executive compensation policy aims to support the attraction and retention of the best executive talent. Long-term growth and value creation remain central to CN’s pay strategy and targets are set to ensure its compensation policy does not encourage undue risk-taking on the part of the Company’s executives. CN’s executive compensation program also incentivizes management’s focus on safe and reliable operations, customer centricity, employee engagement and environmental objectives. CN’s approach to compensation continues to ensure sound and performance-driven compensation, which is reviewed annually by the Committee. The Committee also independently retains the services of Hugessen Consulting, Inc. (“Hugessen”), industry expert board advisor on executive compensation matters, to provide advice on compensation recommendations that are presented to the Committee for approval. Compensation Decisions in The compensation of our Named Executive Officers (“NEOs”) is paid in U.S. dollars to provide a more precise, meaningful and stable comparison with the U.S. dollar-denominated compensation of incumbents in equivalent positions within the comparator group. The Committee believes the Company’s comparator group and the U.S. dollar-denominated approach to compensation for the NEOs are appropriate and, combined with an overall disciplined approach, provide a competitive total compensation package. Base Salary CN’s policy for base salaries and target bonuses continues to be at the median of the comparator group. The Committee closely monitors the compensation paid to all executives to ensure it supports a market-competitive compensation envelope. (1) Per 200,000 person hours, based on Federal Railroad Administration (FRA) reporting criteria. (2) Per million train miles, based on FRA reporting criteria. Annual Incentive Bonus Plan (“AIBP”) The AIBP is aligned with the long-term strategic vision of the Company and its ESG priorities, and supports employee engagement on safety and strategic initiatives. The 2022 AIBP for executives was entirely based on Company performance against pre-set goals for three corporate components: financial, strategic and safety. The corporate financial component, which accounted for 70% of the annual incentive paid to NEOs, measures and rewards against challenging targets for revenue, adjusted operating income and free cash flow. For 2022, the Board approved a payout of 154.6% of target for NEOs on the corporate financial component, reflecting results above established targets. The corporate strategic component, which accounted for 20% of the annual incentive, consisted of three quantitative measures: fuel efficiency, employee engagement and customer centricity. For 2022, although fuel efficiency improved, results were slightly below the bonus target but met the minimum threshold; the customer centricity measures resulted in the maximum payout, and the employee engagement measure, while improving in 2022, did not achieve the required threshold. As a result, the Board confirmed a payout of 95.8% of target for NEOs for the corporate strategic component. The corporate safety component, which accounts for 10% of the annual incentive, is linked to the Company’s safety performance and determined based on Board-approved targets for injuries and accidents. In 2022, CN achieved the lowest injury frequency rate(1) in the Company’s history, exceeding the target and leading to a maximum payout for this metric. The Company’s performance on the accident rate(2) did not meet the required threshold, largely due to the exceptionally challenging winter conditions in the first quarter of 2022, leading to no payout for this metric. After considering both the injury and accident results against the established safety targets, the Board confirmed a payout of 100% of target for NEOs for the corporate safety component of the AIBP. Combining the three components of the AIBP (financial, strategic and safety), the overall payout for the 2022 AIBP was 137.4% of target for NEOs, which reflects CN’s operational and financial success in 2022, further confirming CN’s incentive programs are aligned with a rigorous performance framework. Statement of E\ecutive Compensation CN-40 Book - Circulaire 2023 - EN.indb 46 2023-03-13 19:53

CN | Management Information Circular 2023 47 Long-Term Incentive Program No changes were made to the Long-Term Incentive plan in 2022. Changes were made in 2020 to align performance factors with shareholder returns by increasing the Relative TSR weighting in PSUs to 40% and extending the vesting period for stock options from four to five years. Compensation Risk 1itigation CN’s compensation plans are designed to encourage appropriate behaviours and include appropriate risk mitigation mechanisms. In 2022, Willis Towers Watson conducted its annual review of CN’s compensation practices and confirmed that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. At its December 2022 meeting, the Committee reviewed Willis Towers Watson’s risk assessment report and endorsed its conclusions. In its own assessment, the Committee determined that proper risk mitigation features are in place within the Company’s compensation programs. Conclusion The Committee and the Board believe that compensation outcomes are appropriate and aligned with CN’s approach to executive compensation and value creation for our shareholders. The Committee also believes its approach to executive compensation supports the execution of the Company’s strategic plan, and it remains committed to a compensation plan aligned with the long-term interests of shareholders. The Committee is fully engaged in ensuring CN’s executive compensation continues to be anchored on a disciplined and market competitive approach linked to performance. The Chair and other members of the Committee will be attending the Meeting to answer questions about CN’s executive compensation. Shauneen Bruder Chair of the Board of Directors Jo-ann dePass Olsovsky Chair of the Human Resources and Compensation Committee Statement of E\ecutive Compensation CN-40 Book - Circulaire 2023 - EN.indb 47 2023-03-13 19:53

CN | Management Information Circular 2023 48 Human Resources and Compensation Committee Composition of the Human Resources and CompensationɸCommittee The Committee is composed of six independent members. All members have a thorough understanding of compensation policies and principles related to executive compensation and have experience in human resources and compensation matters. They are also members of other committees of the Board and this overlap provides a strong link with the Committee’s risk oversight responsibilities. The following is a description of the education, skills and experience of each member of the Committee, as at the date of this Information Circular, that are relevant to the performance of their responsibilities as a member of the Committee, including the skills and experience enabling the Committee to make decisions on the suitability of the compensation policies and practices of the Company: • Ms. Jo-ann dePass Olsovsky, Chair of the Committee was most recently the Executive Vice-President and Chief Information Officer at Salesforce.com, Inc., a cloud-based software company, from February 2018 to August 2022 when she retired. She led the team at Salesforce.com responsible for many successful large scale system implementations and integrated numerous acquisitions. Prior to Salesforce.com, Ms. dePass Olsovsky was on the executive team at BNSF Railway for approximately 12 years leading BNSF’s enterprise information technology function. She has led global teams of over 3,000 employees with responsibility in excess of $1B program/operational budgets. Ms. dePass Olsovsky has extensive experience in all aspects of human resources matters for both unionized and management employees globally. Experiences include attracting, developing, and retaining union and salaried/management employees, all aspects of unionized labor relations, compensation design, performance management and talent/succession planning. • Ms. Shauneen Bruder is a retired Executive Vice-President, Operations at RBC where she was responsible for operations related to all personal and business clients in Canada delivered through more than 8,000 employees. In her corporate and board roles she gained extensive experience overseeing human resources matters, including compensation design, performance management and talent/succession planning. • Ms. Denise Gray is Director, External Affairs & Government Relations, North America, at LG Energy Solutions Michigan Inc., U.S. She previously oversaw the North American subsidiary of South Korean LG Energy Solutions Michigan Inc. Tech Center, one of the world’s largest lithium-ion battery manufacturers. She has extensive experience as an executive, including experience in overseeing a large number of employees, performance management and human resources matters. • Mr. Justin Howell is a senior investment manager with Cascade Asset Management Co. and was previously an investment banker and a lawyer. Mr. Howell is Chair of the Nomination and Compensation Committee and a member of the board of directors of Sika AG, a multinational specialty chemical company listed on the SIX Swiss Exchange and headquartered in Baar, Switzerland. As a corporate director, he gained experience overseeing human resources matters, including compensation design, performance management and talent/succession planning. • Ms. Susan Jones is a corporate director having served on numerous public company boards and having held various leadership positions within public companies throughout her career in the energy, energy transition, mining and agricultural sectors. Ms. Jones held a variety of leadership roles within Nutrien Ltd. where she was responsible for running and transforming large businesses, with a focus on operational excellence, people and culture, including leadership in unionized environments. Ms. Jones is Chair of the Leadership & Compensation Committee at Piedmont Lithium, a member of the Human Resources Committee of TC Energy Corporation and was a member of the board and Human Resources Committee of ARC Resources Ltd. She has extensive board, senior leadership and executive experience overseeing large groups of employees with a focus on building strong employee engagement, trust and retention. • Mr. Robert Knight is a corporate director and the former Chief Financial Officer of Union Pacific Corporation, a position he held for 15 years before retiring in December 2019. During Mr. Knight’s 40-year tenure at Union Pacific Corporation, he also held a variety of senior executive positions, including General Manager of the company’s energy and automotive business units. As a proven leader with extensive experience in finance and human resources having led large team of professionals throughout his career, Mr. Knight serves as a director and member of the Compensation Committee at Schneider National, Inc. and director and Chair of the Audit Committee at Hyliion Holdings Corp. The following table summarizes the human resources and compensation-related experience of the Committee members: AREA OF EXPERIENCE NUMBER OF COMMITTEE MEMBERS WITH VERY STRONG OR STRONG EXPERIENCE Membership on ,6 committees 6/6 00 Organi^ational e\posure to the ,6 function 6/6 00 0eadership and succession planning, talent development 6/6 00 Approval of employment contracts 6/6 00 (evelopmentoversight of incentive programs 6/6 00 Oversight of stresstesting of incentive programs vs. businessoperating performance 5/6 83 4ension plan administrationoversight 4/6 Interpretation and application of regulatory requirements related to compensation policies and practices 4/6 Engagement [ith investors and investor representatives on compensation issues 3 0 Oversight of Ƽnancial analysis related to compensation policies and practices 3 0 E\posure to marOet analysis related to compensation policies and practices 5/6 83 (rafting or revie[ of contracts and other legal materials related to compensation policies and practices 4/6 Oversight of labour matters 4/6 Statement of E\ecutive Compensation CN-40 Book - Circulaire 2023 - EN.indb 48 2023-03-13 19:53

CN | Management Information Circular 2023 49 1andate of the Human Resources and Compensation Committee The responsibilities of the Committee include: • Ensuring appropriate mechanisms are in place regarding succession planning for executive management positions, including the President and Chief Executive Officer; • Overseeing the process for the selection of executive officers, recommending their appointment, and approving the terms and conditions of appointment and termination or retirement of the President and Chief Executive Officer and other executive officers; • Reviewing corporate goals and objectives relevant to the President and Chief Executive Officer and other executive officers, their development, and their performance based on those goals and other factors, and recommending to the Board their compensation based on this evaluation; • Identifying risks associated with CN’s compensation policies and practices and assessing whether they provide an appropriate balance of risk and reward in relation to the Company’s overall strategic direction, and reviewing disclosure on: (i) the role of the Committee in that respect; (ii) any practices that CN uses to identify and mitigate such risks, and; (iii) any identified risk arising from CN’s compensation policies and practices that is reasonably likely to have a material adverse effect on CN; • Examining all elements of executive remuneration and reporting annually on compensation practices, including by overseeing the selection of any benchmark group used in determining compensation or any element of compensation, and reviewing disclosure on such group; • Overseeing outside advisors, including compensation consultants, independent legal counsel or other independent advisors, hired to assist in the performance of its functions and responsibilities; • Evaluating the independence of outside advisors in accordance with applicable Canadian and U.S. corporate governance standards, or other applicable laws, rules or regulations; • Reviewing human resources practices and policies by ensuring, among other things, that appropriate human resources systems are in place to allow the Company to attract, motivate and retain the quality and diversity of personnel required to meet its business objectives; • Ensuring regular employee engagement surveys and monitoring the results of the surveys and their implications for effective talent management at CN; and • Monitoring on a regular basis CN’s union relations, CN’s labour relations strategy and its consistency with CN’s strategic direction. The Committee’s full charter is available as part of CN’s Corporate Governance Manual at www.cn.ca, under Delivering Responsibly/ Governance. Finally, the Committee met 10 times in 2022 and held in camera sessions during each meeting. Talent 1anagement, Diversity and Succession Planning Talent management, leadership development, succession planning, diversity, equity and inclusion (DE&I), and employee engagement are priorities for the Board and the Committee. An integrated talent framework,focusing on the identification, assessment, and development of leaders, is used to ensure the Company has an appropriate pipeline of potential diverse successors at the executive and management levels. CN prepares talent for broader and more complex roles by customizing development plans to individual, business and leadership needs as well as providing meaningful cross-functional experiences, where applicable. As required, the Company also addresses talent gaps and acquires critical skills through external hiring. On a regular basis, the Committee reviews updates on the talent management, diversity and leadership development of each function. Throughout the year, the Committee also conducts in-depth executive analysis focused on the strength, gaps and diversity of succession pools for key leadership roles across CN. The Company integrates a more precise development approach for key talent to prepare them for broader and more complex roles in an expedited manner while also developing agility and critical leadership capabilities. CN regularly hones its career development program to provide targeted training and practical work experience that reinforces the development of talent. A complete review of the contingency as well as short-, medium- and long-term succession plans for the executive team is conducted annually, and specific customized plans to address identified gaps are developed and implemented. Regarding CN’s long-term strategic plan, aligning leadership and capability development are key to its successful implementation. Aligning the compensation programs with theCompany’s strategic goals are a key component linking shareholder returns with management’s performance. The Committee is satisfied that the proper talent management and succession planning strategies are in place to ensure the Company’s ongoing success. Independent Advice The Committee retains the services of executive compensation consultants to provide advice on compensation recommendations that are presented for Committee approval. Since October 2007, the Committee retains the services of Hugessen for that purpose. The Committee mandated Hugessen to review and provide advice directly to the Committee on executive compensation recommendations and related questions. The fees invoiced by Hugessen in 2022 totalled approximately C$223,600. Services performed by Hugessen were compensation-related services provided directly to the Committee. The Committee also reviewed the independence of Hugessen and evaluated its performance for 2022. The Committee is satisfied with the advice received from Hugessen and that such advice is objective and independent. Hugessen also meets the independence requirements of the NYSE Listing Standards and confirmed that, on an annualized basis, the amount of fees received by the firm from CN represents less than 5% of Hugessen’s total fees. Since 2007, the Board has adopted a policy to the effect that the Chair of the Committee must pre-approve all non-compensation services provided to the Company by the consultant retained by the Committee to perform executive compensation-related services. Pursuant to an understanding between the Committee and Hugessen, the latter has agreed not to perform any work for management. E\ecYtiZe CSQTenWatiSnŻƁŻRelateH FeeW SERVICES RENDERED IN (C) SERVICES RENDERED IN (C) EXECUTIVE COMPENSATION ƁŻRELATED FEES ALL OTHER FEES EXECUTIVE COMPENSATION ƁŻRELATED FEES ALL OTHER FEES ,ugessen 223,00 0 2,00 0 Statement of E\ecutive Compensation CN-40 Book - Circulaire 2023 - EN.indb 49 2023-03-13 19:53

CN | Management Information Circular 2023 0 Compensation Discussion and Analysis Executive Summary Named )xecutive 3fficers This Compensation Discussion and Analysis (“CD&A”) section covers executive compensation for the year ended December 31, 2022, and focuses on the following NEOs who appear in the compensation tables: Tracy Robinson President and Chief Executive Officer Jean-Jacques Ruest Former President and Chief Executive Officer Ghislain Houle Executive Vice-President and Chief Financial Officer (“CFO”) Edmond Harris Executive Vice-President and Chief Operating Officer (“COO”) Doug MacDonald Executive Vice-President and Chief Marketing Officer (“CMO”) Dominique Malenfant Executive Vice-President and Chief Information and Technology Officer (“CITO”) Robert Reilly Former Executive Vice-President and Chief Operating Officer (“COO”) Compensation Framework The Company follows a comprehensive executive compensation program for NEOs that includes: (i) base salary; (ii) annual incentive bonus; (iii) long-term incentives; (iv) retirement benefits; and (v) executive perquisites. The first three elements define total direct compensation. The objective of CN’s compensation program is to attract, retain and engage top talent by ensuring there is a clear link between the Company’s long-term strategy, its business plan and executive rewards. Decisions on how much to pay the NEOs and all other executives in terms of total direct compensation are based on the Company’s executive compensation policy. The policy aims to position target total direct compensation between the median and the 60th percentile of the executives’ respective comparator groups. For the President and CEO, and the other NEOs, the comparator group consists of select Class I railroads (Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway Limited). For all other executives, the comparator group is comprised of a broad sample of U.S. industrial organizations with revenues between US$6 billion and US$15 billion that participate in Willis Towers Watson’s proprietary database. CN generated revenues of C$17.1 billion in 2022. For executives in group or division level positions, a complete sample of the U.S. industrial organizations is used, with revenue ranges aligned to reflect the scope of the role of the respective CN executive. More information on the comparator groups can be found on page 53. In December 2022, as part of the annual compensation review process, Willis Towers Watson provided an assessment of how total direct compensation offered to all executives during the year compared against that of the respective comparator groups. Willis Towers Watson reported the overall aggregate positioning of the total direct compensation of executives is aligned with the comparator group of CN. In January 2023, a vertical pay ratio analysis was conducted and presented to the Committee, for the purpose of its review of 2023 compensation recommendations. The vertical pay ratio analysis consists of comparing the total direct compensation of each NEO to the median annual total direct compensation for all CN employees. This analysis provides additional context when the Committee reviews the compensation programs of the Company. Decision Process The compensation of the NEOs, other than that of the President and CEO, is recommended by the President and CEO and reviewed and recommended by the Committee for approval by the Board. The compensation of the President and CEO is recommended by the Committee and approved by the independent members of the Board. The President and CEO serves at the discretion of the Board. Refer to section “Employment Arrangement” on page 75 for details regarding Ms. Robinson’s specific employment arrangements. Base Salary The base salaries of the President and CEO and the other NEOs are paid in U.S. dollars to provide a more precise, meaningful and stable comparison with U.S. dollar-denominated salaries in equivalent positions within the comparator group. As part of the annual compensation review of the NEOs, base salaries were set with reference to the median of the applicable comparator group. Salary increases reflect market competitiveness, leadership abilities, retention considerations and succession plans. For more information on base salaries, refer to page 53. Annual Incentive Bonus Plan (AIBP) Results The corporate financial component accounted for 70% of the annual incentive bonus of all management employees. CN exceeded its pre-set financial performance objectives for 2022, resulting in a corporate financial bonus payout of 154.6% of target for NEOs. The table showing the 2022 Corporate Financial performance objectives, as approved by the Board at the beginning of 2022, and the 2022 results can be found on page 56. The corporate strategic performance component accounted for 20% and consists of three quantitative strategic measures: fuel efficiency, employee engagement, and customer centricity. For 2022, the fuel efficiency results were below bonus target, the customer centricity measures resulted in the maximum payout opportunity, and the results of the employee engagement measure, while improving, did not achieve the required threshold. As a result, the Board confirmed a payout of 95.8% of target for NEOs for the corporate strategic component. The table showing the 2022 corporate strategic performance objectives, as approved by the Board at the beginning of 2022, and the 2022 results can be found on page 57. The remaining 10% of the annual incentive bonus was based on the corporate safety component, which is linked to the Company’s safety performance and determined based on Board approved targets for injuries and accidents. In 2022, CN achieved the lowest injury frequency rate in the Company’s history, exceeding the target and leading to a maximum payout for this metric. The Company’s performance on the accident rate did not meet the required threshold, largely due to the exceptionally challenging winter conditions in the first quarter of 2022, leading to no payout for this metric. After considering both the injury and accident results against the established safety targets, the Board confirmed a payout of 100% of target for NEOs for the corporate safety component of the AIBP. The table showing the 2022 Corporate Safety performance objectives, as approved by the Board at the beginning of 2022, and the 2022 results can be found on page 57. The corporate financial, strategic, and safety bonus factors served as the basis for calculating the AIBP payouts set out in the Summary Compensation Table in Canadian Dollars on page 67. The overall bonus payouts for the NEOs were 137.4% of the target bonus in 2022. The individual performance of the NEOs continues to be monitored throughout the year and is one of the factors considered for the annual salary review and LTI award, even though their individual performance is no longer a factor in the determination of their AIBP payout. Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 50 2023-03-13 19:53

CN | Management Information Circular 2023 51 0ong-Term Incentives (0TI) In determining the appropriate fair value of LTIs granted to NEOs, the Committee considered external market data and other factors such as individual performance, retention risk and succession plans, as well as the Company’s compensation policy. The fair value of LTI grants for NEOs is determined with reference to the 60th percentile of the applicable comparator group. To align with mid- and long-term business performance and shareholder value creation, LTIs consist of a combination of performance share units (PSUs) and stock options, respectively weighing 55% and 45% of the LTI fair value granted (1). The payout of PSUs granted in 2022 to NEOs is subject to two distinct performance measures. Sixty percent (60%) of the PSUs awarded are subject to the achievement of targets related to CN’s average return on invested capital (PSU-ROIC) for the period ending on December 31, 2024 and to the attainment of a minimum average closing share price established at the beginning of the cycle. The remaining 40% are subject to CN’s relative total shareholder return (PSU-TSR) measured against two comparator groups: (i) selected Class I railroads (2) and (ii) S&P/ TSX 60 companies, in each case for the 20-day average ending share price on December 31, 2024. The stock options granted in 2022 are conventional and vest over five years at a rate of 20% at each anniversary date. Stock options have a 10-year term. The table summarizing the performance objectives and payout conditions of the 2022 PSU award can be found on page 58. Performance Share 9nits Award Payout The Committee reviewed the vesting of the 2020 PSU award against the performance targets for each measure: ROIC PSUs and Relative TSR PSUs. ROIC PSUs: The Company achieved a three-year average PSU-ROIC to December 31, 2022 of 14.7%. In accordance with the plan rules and considering the achievement of the minimum average closing share price condition, a performance vesting factor of 120.0% (out of a maximum of 200%) was applied for the ROIC PSUs awarded in 2020. Relative TSR PSUs: The Company delivered a TSR of 49.3% (3) over the period from January 1, 2020 to December 31, 2022, resulting in an overall performance vesting factor of 162.3% (out of a maximum of 200%), reflecting the weighted average performance vesting factor of both measures (150% for Class I railroads and 174.5% for S&P/TSX 60). PSUs were settled on February 27, 2023 in CN common shares purchased on the open market to encourage share ownership among participants, subject to compliance with the other conditions of the award agreements. The table illustrating the 2020 PSU performance objectives and results can be found on page 59. (1) The weighting of the 2022 long-term incentive grant value for the President and CEO was different (71% PSUs and 29% stock options) to reflect stock option distribution requirements which limit the number of stock options, as per the Management Long-Term Incentive Plan (“MLTIP”) that may be awarded during any calendar year to any individual participant to a maximum of 20% of the stock options awarded in that year. (2) The Class I railways comparator group consists of Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway Limited. (3) Relative TSR performance is calculated using the CNR 20-day share price average immediately prior to January 1, 2020 (including dividend reinvestment) and the CNR 20-day share price average for the period ending on December 31, 2022 (including dividend reinvestment). The same calculation is used for each company part of the comparator groups. Non-Compete, Non-Solicitation and Non-Disclosure The railroad industry operates in a highly competitive market. In recent years, the Company has continued in its efforts to protect its interests and its confidential information. Accordingly, the Company’s LTI award agreements for all executives, as well as its non-registered retirement plans, contain non-compete, non-solicitation, non-disclosure of confidential information and other restrictive covenants. Payouts under the LTI plans or the non-registered retirement plans are conditional upon current or former executives continuing to comply with these restrictive commitments for defined periods following their termination of employment or retirement from the Company. Further details related to CN’s non-compete and non-solicitation provisions are available on page 61. Risk 1itigation in 3ur Compensation Program The Company has a formalized compensation policy to guide compensation program design and decisions. Many of the characteristics inherent to the Company’s executive compensation program encourage appropriate behaviours, thus mitigating risks and aligning long-term results with shareholder interests. The following are examples of such characteristics: • Appropriate balance between fixed and variable pay, as well as short- and long-term incentives; • Multiple performance measures to be met or exceeded in the AIBP; • Inclusion of a strategic component in the AIBP, composed of ESG metrics; • Inclusion of a safety component in the AIBP; • Capped incentive payout opportunities with no minimum guaranteed payout; • The higher weighting on Relative TSR in the PSUs since 2020 strengthens alignment between executive pay and shareholder return; • Cannot engage in hedging activity or in any form of transactions in publicly-traded options on CN securities; • Executive compensation clawback policy is in place and was amended in 2017 to allow the clawback of bonus or incentive-based compensation awarded after March 7, 2017 in circumstances of gross negligence, intentional misconduct, fraud, theft or embezzlement without the need for a financial restatement; • Stock ownership guidelines apply to executives, including post-employment constraints for the President and CEO; and • The Committee retains the services of an independent executive compensation consultant. A complete list and description of these risk-mitigating features is available on pages 61 and 62. In December 2022, following an annual review of the Company’s compensation policy, programs and practices, Willis Towers Watson concluded again this year that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The Committee supports the conclusions of the risk assessment report from Willis Towers Watson and, in its own assessment, determined that proper risk mitigation features are in place within the Company’s compensation program. Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 51 2023-03-13 19:53

CN | Management Information Circular 2023 2 Executive Compensation Policy Objectives The Company’s executive compensation policy and programs are designed to ensure there is a clear link between the Company’s long-term strategy, its business plan and executive rewards, thus encouraging appropriate behaviour. Executive incentive compensation is, as a result, tied to key corporate objectives that play a critical role in driving the organization’s short- and long-term profitability and return to shareholders. The executive compensation program is also designed to be competitive to attract, retain and motivate outstanding executive talent while providing for appropriate risk control features. Total Cash Compensation Total Direct Compensation Total Executive Compensation Indirect Compensation Pension &eneƼts and Executive PerUuisites At-risk Incentive Long-Term Incentives • Performance Share Units (ROIC and Minimum Share Price Condition and Relative TSR Performance) • Stock Options Annual Incentive Bonus • Corporate Financial Objectives • Corporate Strategic Objectives • Corporate Safety Objectives At-risk Incentive Base Salary Fixed Compensation The executive compensation program is comprised of five elements: (i) base salary; (ii) annual incentive bonus; (iii) long-term incentives; (iv) retirement benefits; and (v) executive perquisites. The combination of base salary, annual incentive bonus and long-term incentives defines the total direct compensation offering, which is weighted towards variable, “pay-for-performance” elements. Compensation Policy The Company’s )xecutive Compensation Policy The executive compensation policy aims to incentivize executives to create and deliver sustainable returns to shareholders while targeting total direct compensation between the median and 60th percentile of the executives’ respective comparator groups. Base salaries and target annual bonuses are set with reference to the median level of the respective comparator group, whereas the grant date fair value of LTI is set with reference to the 60th percentile. The Committee believes that the compensation policy and its principles provide for competitive and reasonable compensation levels. Compensation Decisions and Process The compensation is determined as part of an annual process followed by the Committee and outlined in the chart below: Step ŻƁŻSeptember to .anuary • Business plan review and approval by the Board • Definition of performance criteria and targets based on the business plan Step ŻƁŻDecember to .anuary • Annual review of risk and assessment of risk mitigation features • Evaluation of the individual performance assessment for the NEOs • Review of the compensation benchmark and pay positioning • Review of annual bonus and LTI payouts for the prior year • Review of compensation programs and annual compensation adjustments • Review of new annual targets and LTI awards and performance-vesting conditions • Stress-testing of incentive grants Step ŻƁŻ1arch to 3ctober • Monitoring and evaluation of progress and performance of compensation programs The Committee reviews benchmark information in December or January each year and approves compensation adjustments for the following year by taking into consideration comparator group practices, individual performance, leadership abilities, succession planning, retention considerations and the economic outlook. The Committee reviews and recommends for approval by the Board the performance targets related to both the AIBP and the PSUs in January. Aside from the Relative TSR targets, the financial targets are derived from CN’s annual business plan, which is prepared by management and reviewed and approved by the Board. Business planning is an extensive process during which management examines, with the Board, the economic, business, regulatory and competitive conditions that affect or can be expected to affect CN’s business in the following three-year period. Throughout the year, members of the Committee are provided with updates related to the Company’s performance against targets. The Board and Committee also have access to executive management throughout the year should they wish to discuss specific business issues or seek clarification. The Board and Committee are, therefore, confident they have detailed visibility of the Company’s financial performance and are appropriately equipped to recommend executive compensation decisions. Finally, throughout the annual executive compensation review process, the Committee also receives and considers advice from its independent compensation consultant, Hugessen. The annual grant of PSUs and stock options to NEOs and other eligible employees is reviewed and approved by the Board in January for the current year. In determining the appropriate LTIfair value granted to each NEO, the Committee considered external market data, as discussed in the “Benchmarking Using Comparator Groups” section below, as well as other factors such as individual performance, leadership, and talent retention. Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 52 2023-03-13 19:53

CN | Management Information Circular 2023 3 Benchmarking 9sing Comparator Groups The median and 60th percentile competitive pay levels are determined using comparator groups, which are regularly reviewed and endorsed by the Committee as being appropriate for the level and nature of the benchmarked positions. In determining compensation for the President and CEO and the NEOs, the Company considers a comparator group of North American companies comprised of the following Class I railroads: Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation, and Canadian Pacific Railway Limited. These companies are similar in terms of industry and complexity, including size, revenue, capital investment, and market capitalization, and directly compete with CN for key talent. Furthermore, half of CN’s Relative TSR performance indicator for the PSUs is measured against the same comparator group (refer to page 59 for a description of the plan). The following table shows CN’s positioning relative to the primary comparator group for the President and CEO and the NEOs as at December 31, 2022. COMPARATOR GROUP REVENUE (MILLIONS) NET INCOME (MILLIONS) MARKET CAPITALI>ATION (MILLIONS) AVERAGE NUMBER OF EMPLO=EES 9nion 4aciƼc Corporation 9S2,8 9S,8 9S2,30 30, CS< Corporation 9S,83 9S, 9S,33 2,3 NorfolO Southern Corporation 9S2, 9S3,20 9S,00 8, Canadian 4aciƼc 6ail[ay, 0imited C8,8 C3, C3,8 2,0 A:E6A+EŻ C,2 C, C08,0 20,2 Canadian National 6ail[ay Company C,0 C,8 C08,28 23,3 6AN/Ż 3 3 (1) Values as at December 31, 2022 for the comparator group were converted into Canadian dollars using the average exchange rate for 2022 of US$1.00 = C$1.3013, except for the market capitalization where the December 31, 2022 exchange rate of US$1.00 = C$1.3554 was used. The comparator group used for the benchmarking of compensation for all executives other than the President and CEO and the NEOs is a broad sample of comparably sized U.S. industrial organizations with revenues between US$6 billion and US$15 billion that participate in Willis Towers Watson’s proprietary database. For executives in group or division level positions, a complete sample of the U.S. industrial organizations is used, with revenue ranges aligned to reflect the scope of the role of the respective CN executive. The Committee also considers data from this sample for the President and CEO and the Executive Vice-Presidents for purposes of verifying the alignment with general compensation trends, but not for direct benchmarking purposes, given the direct comparability of the above-mentioned Class I railroads. Components of the )xecutive Compensation Program The following table summarizes the components of the Company’s 2022 executive compensation program, which was driven by the executive compensation policy and weighted toward variable “pay-for-performance” elements. Each component is then further detailed in this section. COMPONENT AND FORM DESIGN SUMMAR= OPPORTUNITY RISK-MITIGATING ELEMENTS OBJECTIVES AND RATIONALE &aWe Salary Cash *i\ed rate of pay Individual salary recommendations based on competitive assessment and economic outlooO, leadership, retention and succession considerations Set [ith reference to median of respective comparator group 4rovides for a balanced mi\ ofɸpay components Ƽ\ed vs. variable 9se of e\ternal advisor and peer group analysis 4rovides competitive level of Ƽ\ed compensation 6ecogni^es sustained individual performance 6eƽects role and responsibility andor gro[th in role AnnYal IncentiZe &SnYW Cashbased performance pay Annual a[ards based 00 on Company achievement of three predetermined corporate Ƽnancial performance obNectives 0 , three predetermined corporate strategic performance obNectives 20 , and t[o predetermined corporate safety performance obNectives 0 4erformance period oneɸyear 2022ɸtargets are 0 of base salary for the 4resident and CEO and 80 for the other NEOsŻ .. Ma\imum payout is limited to 2.0ɸtimes the target 9se of multiple performance measures 4lan targets revie[ed and approved annually based on indepth revie[ of annual business plan 4ayout trigger based on corporate performance Increased diversiƼcation [ith the safety and strategic component 4ayouts are capped No guaranteed minimum payout 4ayouts subNect to a cla[bacOɸpolicy 4ayouts for e\ecutives are subNect to a threemonth notice period in the year of retirement 6e[ard the achievement of preset annual corporate Ƽnancial performance obNectives 6e[ard the achievement of preset annual corporate strategic performance obNectives 6e[ard the achievement of preset annual corporate safety performance obNectives (rive superior corporate Ƽnancial, strategic and safety performance Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 53 2023-03-13 19:53

CN | Management Information Circular 2023 54 COMPONENT AND FORM DESIGN SUMMAR= OPPORTUNITY RISK-MITIGATING ELEMENTS OBJECTIVES AND RATIONALE LSnKTerQ Incentives 4erformance based share units payable in equity, purchased in theɸmarOet PERFORMANCE SHARE UNITS ( SJ lSnKterQ incentiZeW) 0 of the 4S9 value is subNect to the attainment of threeyear average 4S96OIC targets and to the attainment of a minimum average closing share price established at the beginning of the cycle 0 of the 4S9 value is subNect to CNƅs relative performance against selected Class I railroads and S 48S< 0ɸcompanies In the case of retirement, employees must remain in active and continuous service until Marchɸ3ɸof the year follo[ing the year in [hich the grant [as made to be eligible for payout 4erformance period three years 0ongterm incentive grant date fair value determined [ith reference to the 0thɸpercentile of the applicable comparatorɸgroup 4S9 performance vesting factor capped at 200 SigniƼcant [eighting to[ard longterm incentive compensation Overlapping multiyear performance periods Mi\ of Ƽnancial, marOet and relative performance measures 4S9 payouts are capped and there is no minimum guaranteedɸpayout 4ayouts subNect to a cla[bacOɸpolicy 4ayouts subNect to noncompeteɸprovisions Align management interests [ith shareholder value gro[th and total return relative to comparable groups 6e[ard the achievement of sustained Ƽnancial performance and creation of shareholder value Contribute to retention of Oey talent 6ecogni^e individual contribution and potential Increased alignment [ith 8otal Shareholder 6eturn StocO options STOC/ OPTIONS ( SJ lSnKterQ incentiZeW)Ż() Conventional stocO options that vest over Ƽve years at a rate of 20 per year In the case of retirement, employees must remain in active and continuous service until the last day of the year in [hich the grant [as made to be eligible for payout 4erformance period Ƽveyear ratable vesting, 0year term PenWiSn &enefitW Cash payments follo[ing retirement CANADIAN PENSION PLANS (eƼned BeneƼt 4lanŻ3 beneƼts payable calculated as a percentageɸof the highest Ƽveyear average earnings multiplied byɸpensionable service 4ensionable service period for most deƼned beneƼt plans ma\imum of 3ɸyears (eƼned Contribution 4lanŻ beneƼts based on the participantƅs required and optional contributions and on Companymatched contributions Nonregistered plans supplement to the registered plans and provide beneƼts in e\cess of the Canadian Income Tax Act limits Nonregistered plans restricted to e\ecutives and senior management employees Most retirement beneƼts for e\ecutives and senior management employees are calculated using base salary and annual bonus up to target levels 8he CEO and the CI8O participate in a (eƼned Contribution 4lan, [hich limits CNƅs e\posure to pension plan insolvency risO 4ayouts subNect to noncompete provisions for nonregistered plans 4rovide an effective and attractive e\ecutive compensation program U.S. PENSION PLANS (eƼned BeneƼt 4lanŻ3 beneƼts payable calculated as a percentage of the highest Ƽveyear average earnings out of the last 0ɸyears multiplied by credited service Ma\imum of 3ɸyears of credited service for most deƼned beneƼtɸplans Savings 4lan 0O beneƼts based on the participantƅs voluntary contributions and 0 matching by the Company, limited to 3 of base pay (eƼned Contribution *eatureŻ additional beneƼts included in the Savings 4lan based on Company contributions equal to 3. of base pay Nonregistered plans supplement to the registered plans and provide beneƼts in e\cess of Internal 6evenue Service and 6ailroad 6etirement Board limits Executive PerUYiWiteW Noncash perquisites ,ealthcare and life insurance beneƼts, annual physical e\am, club membership, companyleased vehicle, parOing, Ƽnancial counselling and ta\ services Competitive (1) The 2022 AIBP target for Edmond Harris, EVP and COO, is 90% of base salary as per the terms of his hiring. (2) The weighting of the 2022 long-term incentive grant value for the President and CEO was different (71% PSUs and 29% stock options) to reflect stock option distribution requirements which limit the number of stock options, as per the MLTIP that may be awarded during any calendar year to any individual participant to a maximum of 20% of the stock options awarded in that year. (3) Applies to employees hired prior to 2006. Effective on March 31, 2024, CN’s defined benefit plans will be frozen for all management employees. Accumulation of pensionable service and increases in pensionable earning will not be included in the calculation of defined benefit pension after that date. (4) Applies to employees hired after 2005 or who have elected to convert from a defined benefit plan. Base Salary The Committee normally reviews the base salaries of executives in January each year, by taking into consideration median comparator group practices, economic outlooks, leadership abilities, individual performance, retention considerations, and succession plans. The base salaries of the President and CEO and the NEOs are paid in U.S. dollars to provide a more precise, meaningful and stable comparison with U.S. dollar-denominated salaries of incumbents in equivalent positions within the comparator group. Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 54 2023-03-13 19:53

CN | Management Information Circular 2023 55 Annual Incentive Bonus Plan (AIBP) In addition to the NEOs, approximately 4,400 active management employees are eligible to participate in an annual performance-based bonus plan. Under the Company’s AIBP for 2022, minimum, target and maximum payouts, expressed as a percentage (%) of base salary, are as follows for the President and CEO, Executive Vice-Presidents, Senior Vice-Presidents and Vice-Presidents: POSITION MINIMUM TARGETŻ MAXIMUMŻ 4resident and CEO 0 0 280 E\ecutive :ice4residents 0 80 Ż2 0 Senior :ice4residents 0 30 :ice4residents 0 00 0020 (1) As a percentage of base salary as at December 31, 2022. (2) The 2022 AIBP target for Edmond Harris, EVP and COO, is 90% of base salary as per the terms of his hiring. The AIBP aligns with the Company’s long-term strategic vision and ESG best practices. It supports employee engagement on strategic and safety initiatives. The bonus payout received under the AIBP for 2022 for executives depended on the achievement of corporate financial (70%), corporate strategic (20%), and corporate safety (10%) objectives. This design reflects the Company’s view that any short-term incentive should be tied to the overall financial and operational performance of the Company as well as to relevant corporate strategic metrics for the business. The following illustrates the 2022 AIBP for the executives: AI&P JSr tLe E\ecYtiZeW Corporate *inancial 4erformance Corporate Safety 4erformance Corporate Strategic 4erformance 70% 20% 10% Corporate Financial Performance 3 6evenues 3 Operating Income 30 *ree Cash *lo[ Corporate Strategic Performance 33.3 *uel Eƾ ciency 33.3 Employee Engagement 33.3 Customer Centricity Corporate Safety Performance 0 Accident 6atio 0 InNury 6atio Under the terms of the AIBP, the performance factors for executives, which are applied to the annual target bonus payout, can range from 0% to 200% depending on the results compared to the pre-established objectives, as illustrated in the table below. AIBP COMPONENT &ELOW THRESHOLD THRESHOLD TARGET MAXIMUM Corporate *inancial Component AchievementŻ 0 0 00 200 Corporate Strategic Component AchievementŻ 0 0 00 200 Corporate Safety Component AchievementŻ 0 0 00 200 (1) Interpolation between points. The 2022 AIBP was comprised of the following components: .. Corporate Financial Performance: Seventy percent (70%) of the bonus was linked to Company performance against a balanced set of three measures that directly contribute to the Company’s long-term financial growth and profitability. The Committee ensures that performance targets and conditions are directly aligned with the achievement of the Company’s corporate objectives as set out in the Company’s business plan, which is reviewed and approved by the Board. These corporate objectives are taken into account in establishing the Company’s targets under the AIBP. In addition, when setting the AIBP targets for the upcoming year, the Company generally excludes items from the prior year that did not necessarily arise as part of the normal business of the Company, which can impact the comparability of the Company’s year-over-year financial performance and the Company’s current year targets in relation to the prior year’s results. In 2022, the Board assessed the Company’s corporate financial performance for 2022 against targets for revenues, adjusted operating income, and free cash flow. These measures were selected because they are quantifiable measures that play an important role in driving the organization’s profitability and return to shareholders. Additionally, the Board is of the view that its chosen corporate objectives are appropriate for a capital-intensive business such as CN. The 2022 targets were approved by the Board at the beginning of 2022 based on the Company’s business and financial outlook at that time. Performance 3bNectives and ResultsŻƁŻ Annual Incentive Bonus Plan At the beginning of 2022, the performance targets were set assuming an exchange rate of US$1.00 = C$1.2535. During the year, the actual average exchange rate was at US$1.00 = C$1.3013. At the end of 2022, AIBP targets under the corporate financial component were adjusted, as per plan, to take into consideration the difference between actual and forecasted foreign exchange for all three targets and, in the case of revenues, the target was also adjusted to take into consideration the difference between actual and forecasted diesel prices with respect to the Company’s fuel surcharges. These adjustments are recurring on an annual basis and are made to ensure the comparability of the Company’s financial performance from operations. Adjustments to the targets could impact, either favourably or unfavourably, the performance factors. Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 55 2023-03-13 19:53

CN | Management Information Circular 2023 56 The following table shows the 2022 performance targets set at the beginning of 2022, in addition to the 2022 adjusted performance targets, reflecting actual 2022 foreign exchange rates and diesel prices. CSrTSrate Financial PerJSrQance OFNectiZeW anH ReWYltWŽƂŽ AnnYal IncentiZe &SnYW Plan CORPORATE O&.ECTIVES AS OF .ANUAR= , Ż CORPORATE OBJECTIVES AS ADJUSTEDŻ2 Ż3 IN MILLIONS WEIGHT RESULTS (C) THRESHOLD (C) ² VS TARGET (C) ² VS MAXIMUM (C) ² VS THRESHOLD (C) TARGET (C) MAXIMUM (C) RESULTS Ż2 (C) WEIGHTED PERFORMANCE FACTOR 6evenues 3 , ,88 ,3 , ,3 , , ,0 0. AdNusted Operating IncomeŻ 3 ,22 ,32 3 , , 2 ,3 ,8 ,3 ,82 .0 *ree Cash *lo[Ż 30 3,2 3,3 ,0 23 , 2 ,2 ,2 ,388 ,2 02.3 Overall 4erformance *actor .. (1) Corporate objectives assume an average exchange rate of US$1.00 = C$1.2535. (2) Corporate objectives and results reflect an actual average exchange rate of US$1.00 = C$1.3013. (3) Revenue target also reflects actual 2022 diesel prices. (4) These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. For adjusted operating income, see the section entitled “Adjusted performance measures” and for free cash flow, see the section entitled “Liquidity and capital resources – Free cash flow” in the December 31, 2022 MD&A filed on January 31, 2023, which are incorporated by reference herein. The MD&A may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section. For 2022, the Company exceeded the target on all three objectives, resulting in an overall payout of 154.6% of target for the financial corporate component. .. Corporate Strategic Performance: (1) The percentage of total bonus target attributable to the Employee Engagement measure and the Customer Centricity measure for 2022 for Mr. Ruest is higher, given that no LTI were awarded in 2022 as he retired from the Company. The corporate strategic objectives account for 20% of the bonus of the NEOs and align with the Company’s long-term strategic vision as well as its ESG priorities. In 2022, the corporate strategic objectives included three quantitative strategic measures: fuel efficiency, employee engagement and customer centricity, each weighing 6.67% of the overall bonus target. A review of the 2022 results of the three corporate strategic measures was conducted by Internal Audit. • Environmental leadership is measured through improvement of locomotive fuel efficiency (US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs)), which is directly correlated to greenhouse gas emissions intensity and a key contributor towards the achievement of CN’s 2030 science-based climate target. • Employee engagement is measured through the annual engagement survey which is outsourced to a third-party company who manages the survey for governance and data integrity purposes. • Customer centricity is measured through the Net Promoter Score, which is based on the average of three surveys sent to CN’s customers during the year. STRATEGIC O&.ECTIVES AS OF .ANUAR= , WEIGHT THRESHOLD TARGET MAXIMUM RESULTS Ż2 WEIGHTED PERFORMANCE FACTOR *uel Eƾciency Improvement 33.33 0.80 0.8 0.8 0.8 8. Employee Engagement Improvement Ż 33.33 .3 8. 22. Belo[ .3 0.0 Customer Centricity 33.33 – – – – 200.0 Overall 4erformance *actor .8 (1) Objectives for Employee Engagement metrics presented as year-over-year improvement compared to 2021 actual results. (2) Strategic measures are unaudited and based on estimated data available as at December 31, 2022 and are subject to change as more complete information becomes available. A review of the 2022 results of the three corporate strategic measures was conducted by Internal Audit. The Company is not providing the quantified targets and results of the Employee Engagement measure (other than percentage improvement targets) and the Customer Centricity measure, as the targets and results for these measures contain confidential and commercially sensitive information. The Customer Centricity measure is highly sensitive in nature as it relates to the Company’s relationship with its customers. As such, detailed disclosure of this metric would seriously prejudice the Company in the competitive market in which it operates, as it contains information that could be valuable to its competitors. Similarly, the Employee Engagement measure is derived from confidential information and the disclosure of the quantified target and result thereof would be detrimental to the Company’s business and employee relations. The targets related to these two performance measures are intended to be challenging – neither impossible nor easy to achieve, in line with CN’s disciplined approach to compensation. The percentage of total bonus target attributable to the Employee Engagement measure and the Customer Centricity measure for 2022 is 13.34%, while the percentage of total compensation related to the Employee Engagement measure and the Customer Centricity measure of the corporate strategic component of the AIBP for 2022 is 1.3% for Ms. Robinson, 5.4% for Mr. Ruest (1), 1.9% for Mr. Houle, 0.3% for Mr. Harris, 1.5% for Mr. MacDonald, 2.1% for Mr. Malenfant and 1.3% for Mr. Reilly. For 2022, the locomotive Fuel Efficiency results, although an improvement versus the prior year, were below target, the Customer Centricity measures resulted in the maximum payout opportunity, and the results of the Employee Engagement measure did not achieve the required threshold. After considering the results against established corporate strategic targets, the Board confirmed a payout of 95.8% of target for the corporate strategic component of the AIBP for NEOs. Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 56 2023-03-13 19:53

CN | Management Information Circular 2023 57 .. Corporate Safety Performance: 10 percent (10%) of the annual bonus was linked to the Company’s safety performance. In 2022, the Board assessed the Company’s corporate safety performance against two safety performance measures with equal weighting: accident rate and injury frequency rate. CSrTSrate SaJety PerJSrQance OFNectiZeW anH ReWYltWŻƁŻ AnnYal IncentiZe &SnYW Plan SAFET= O&.ECTIVES AS OF .ANUAR= , WEIGHT THRESHOLD TARGET MAXIMUM RESULTS Ż2 WEIGHTED PERFORMANCE FACTOR Accident 6ateŻ per million of train miles 0 .80 . .0 . 0.0 InNury *requency 6ateŻ per 200,000ɸperson hours 0 .30 .2 .20 .0 200.0 Overall 4erformance *actor 00.0 (1) Based on Federal Railroad Administration (FRA) reporting criteria. (2) Results for the year ended December 31, 2022. Safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. A review of the 2022 results of the two safety measures was conducted by Internal Audit. CN has an uncompromising commitment to the health and safety of its employees, the customers it serves, and the communities and environments in which the Company operates. CN’s culture and commitment to safety is underpinned by our programs, practices, and efforts to continuously improve training, leadership, and technology. CN remains committed to improving its accident and injury frequency rates (aligned to Federal Railroad Administration (“FRA”) reporting criteria). CN will continue to train its people, build its infrastructure, and renew its technology toward its goal of being the safest railroad in North America. New technologies such as autonomous track inspection cars and automated train inspection portals are increasing inspection frequency and quality and are playing an essential role in improving safety. CN is enhancing its strong safety culture with its successful Looking Out for Each Other peer-to-peer engagement program, which urges team members to work together, be vigilant about safety and to speak up if they observe an unsafe situation, safety leadership training and proactive exposure reduction engagements, as well as ensuring strict adherence to Life Critical Rules, which address the day-to-day activities that have the potential to cause serious harm or loss of life. CN’s safety performance aspirations are anchored on the fundamental belief that all injuries and accidents are preventable. In 2022, CN achieved the lowest injury frequency rate in the Company’s history, exceeding the target and leading to a maximum payout for this metric. The Company’s performance on the accident rate did not meet the required threshold, largely due to the exceptionally challenging winter conditions in the first quarter of 2022, leading to no payout for this metric. After considering both the injury and accident results against the established safety targets, the Board confirmed a payout of 100% of target for the corporate safety component of the AIBP. Summary The following formula illustrates how an eligible executive employee’s annual base salary (as at December 31, 2022), target payout (expressed as a percentage of base salary), corporate financial, corporate strategic, and corporate safety performance factors interact in the determination of the actual annual bonus payout: AnnYal &SnYW PaySYt FSrQYlaŻ Corporate *inancial 4erformance Corporate Strategic 4erformance Corporate Safety 4erformance ANNUAL BASE SA0A6= < << 8A6+E8 4A=O98 ɦ0 CO64O6A8E *INANCIA0 4E6*O6MANCE *AC8O6 ANNUAL BASE SA0A6= ANNUAL BASE SA0A6= < << 8A6+E8 4A=O98 10 < CO64O6A8E SA*E8= 4E6*O6MANCE *AC8O6 < < 8A6+E8 4A=O98 20 CO64O6A8E S86A8E+IC 4E6*O6MANCE *AC8O6 (1) Annual bonus is prorated to account for time in grade and active service during the year. The average bonus payout for the NEOs, (consisting of the corporate financial performance factor, the corporate strategic performance factor, and the corporate safety performance factor) was 137.4% of target bonus in 2022. The actual payouts are reported in the “Summary Compensation Table in Canadian Dollars” on page 67, under the column “Non-equity incentive plan compensation — Annual incentive plans”. Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 57 2023-03-13 19:53

CN | Management Information Circular 2023 58 Long-Term Incentives The Board considers several factors to assess the Company’s LTI strategy, including the balance between long-term value creation and shareholder wealth protection, executive stock ownership position versus stock option holdings, executive retention risk, as well as the dilution impact of different LTI vehicles. Since 2005, the Board has elected to grant a combination of stock options and PSUs to NEOs and executives. LTI values disclosed in the “Summary Compensation Table in Canadian Dollars” on page 67 are calculated using the Willis Towers Watson expected life binomial methodology. The same valuation methodology is used for benchmark and grant purposes, ensuring consistency. This valuation methodology provides precise and comparable compensation information. The Company uses a rolling three-year valuation factor to limit year-over-year fluctuations of the valuation factor for both stock options and PSUs. PSUs and stock options are weighted 55% and 45% of the long-term incentive award value, respectively, except for Mr. Harris, EVP and COO, as per the terms of his hiring (only PSUs), and for the President and CEO position, the long-term award for the President and CEO has a smaller relative weight in stock option value, due to the 20% limitation on the number of stock options that can be awarded to any one individual in a particular year, pursuant to the terms of the MLTIP (refer to page 73 for a description of the MLTIP). 45% StocO Options 55% 4S9s 50% S 48S< 0 50% Selected ClassɸI 6ailroads 60% 6OIC Minimum Share 4rice Conditions 40% 6elative 8S6 4erformance The annual grant of PSUs and stock options to NEOs and other eligible employees is reviewed and approved at the meetings of the Committee and the Board, which occur each year in January. To determine each NEO’s LTI award, the Committee takes into consideration individual performance, retention risk and succession plans, as well as the Company’s compensation policy and the value of LTIs granted by the applicable comparator group (refer to section “Benchmarking Using Comparator Groups” on page 53). The Committee does not consider previous executive grants when setting the individual awards, as the LTI plans are inherently performance-based. The Board may also, at its discretion, approve additional grants of PSUs and stock options to NEOs during the year. The exercise price of the stock options granted is equal to the closing price of the Company’s common shares on the TSX or the NYSE on the grant date. A minimum active service condition exists for stock options and PSUs to support the retention of key talent approaching retirement. An employee must remain in active service until December 31 of the year of the grant for stock options and until March 31 of the year following the year of grant for PSUs. Should an executive, including NEOs, retire prior to the end of the minimum service condition in the award agreement, PSUs and stock options awarded pursuant to that agreement would be forfeited. Performance Share 9nits: Award The objective of the PSUs is to enhance the Company’s ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company. PSUs vest after three years and the grant date fair value of the PSUs awarded to each NEO in 2022 is included in the “Summary Compensation Table in Canadian Dollars” on page 67, under the Share-Based Awards column. The vesting of PSUs is subject to the achievement of performance measures defined at the beginning of the cycle and the payout can range from 0% to 200%. At the end of the performance cycle, the number of PSUs will be adjusted based on the achievement of the performance conditions detailed below. PSUs will be settled in CN common shares purchased on the open market. PSUs awarded in 2022 are subject to the following two performance measures: 1. ROIC PSUs Sixty percent(60%) of the PSU award value is subject to the achievement of a target related to the Company’s average three-year PSU-ROIC over the plan period and the payment will be conditional upon meeting a minimum average closing share price during the last three months of 2024. The PSU-ROIC for each of the applicable plan years is generally calculated as net income before interest expense, divided by the total of the Company’s average net indebtedness and the average shareholders’ equity, and may, in certain instances, be adjusted for certain items as determined by the Committee. ROIC measures the Company’s efficiency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders. PSU-ROIC performance objectives are based on CN’s business plan. 2. Relative TSR PSUs Forty percent (40%) of the PSU award value is subject to CN’s Relative TSR measured against two equally-weighted comparator groups: (i) selected Class I railroads, and (ii) S&P/TSX 60 companies. Relative TSR performance measures CN’s share price appreciation, inclusive of dividends, over the three-year plan period against the companies within each comparator group. Relative TSR PSUs awarded in 2022 to NEOs and other designated employees are subject to the attainment of the performance measures. The grant date fair value of the PSUs awarded to each NEO in 2022 is included in the “Summary Compensation Table in Canadian Dollars” on page 67, under the “Share-Based Awards” column. Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 58 2023-03-13 19:53

CN | Management Information Circular 2023 59 Performance Share 9nits: Award Payout The Committee reviewed the vesting of the 2020 PSU award against the performance targets for each measure: ROIC PSUs and Relative TSR PSUs. ROIC PSUs: The Company achieved a three-year average PSU-ROIC to December 31, 2022, of 14.7%. In accordance with the plan rules and considering the achievement of the minimum average closing share price condition, a performance vesting factor of 120.0% was applied for the ROIC PSUs awarded in 2020. Relative TSR PSUs: The Company delivered a TSR of 49.3% over the period from January 1, 2020 to December 31, 2022, resulting in an overall performance vesting factor of 162.3%, reflecting the weighted average performance vesting factor of both measures (150% for Class I railroads and 174.5% for S&P/TSX 60). PSUs were settled on February 27, 2023 in CN common shares purchased on the open market to encourage share ownership among participants, subject to compliance with the other conditions of the award agreements. PerJSrQance OFNectiZeW anH ReWYltWŻƁŻPerJSrQance SLare UnitWŻƁŻ A[arH ROIC PSUs – 60% of the grant value: OBJECTIVE PERFORMANCE VESTING FACTORŻ RESULTS 4E6*O6MANCE OB.EC8I:E Average 4S96OIC for the threeyear period ended on (ecemberɸ3, 2022 ..0 and above 200 . translating into a payout factor of 20.0 .. 0 ..0 2 3. 00 2. 0 Belo[ 2. 0 4A=O98 CON(I8ION Minimum average closing share priceŻ2 for the last three months of 2022 C8.ɸon the 8S< or 9S0.0ɸon the N=SE C2. 9S.3 (1) Interpolation applies between objectives. (2) Minimum share price condition for the 2020 award established as the average closing share price for 20-day period ending on December 31, 2019. Relative TSR PSUs – 40% of the grant value: TSR relatiZe tS S PTSX ( SJ tLe Krant ZalYe) CNR PAYOUTŻ RESULTS 75th 4ercentile and above 200 ..3 Ż2 8S6 resulting in the 8.3thɸpercentile and translating into a payout factor of . 0th 4ercentile 00 2th 4ercentile 0 0ess than the 2th 4ercentile 0 (1) Interpolation applies between objectives. (2) TSR performance is calculated using CNR 20-day share price average immediately prior to January 1, 2020 (including dividend reinvestment) and CNR 20-day share price average ending on December 31, 2022 (including dividend reinvestment). The same calculation is used for each company part of the comparator groups. TSR relatiZe tS WelecteH ClaWW I Rail[ayW ( SJ tLe Krant ZalYe) CNR PAYOUT RESULTS 1st 200 ..3 Ż 8S6 resulting in the 2ndɸplace ranOing and translating into a payout factor of 0 2nd 0 3rd 00 4th 0 5th 0 (1) TSR performance is calculated using CNR 20-day share price average immediately prior to January 1, 2020 (including dividend reinvestment) and CNR 20-day share price average ending on December 31, 2022 (including dividend reinvestment). The same calculation is used for each company in the comparator groups. The value vested during the year for each NEO is included in the table “Incentive Plan Awards — Value Vested or Earned During the Year”, and under the “Share-Based Awards — Value Vested During the Year” column on page 73. Stock 3ptions Stock options were granted in 2022 to NEOs and other designated employees pursuant to the MLTIP (refer to page 73 for details of the MLTIP). The stock options granted in 2022 vest over five years at a rate of 20% at each anniversary date and have a 10-year term. Grants were made in the currency of the recipient’s salary. Stock options are granted with the objective of rewarding NEOs and other designated employees for creating sustainable, long-term shareholder value. If the share price increases between the grant date and the vesting date, stock options will have a realizable value. Gains are realized once the stock options are exercised. The gain will be equivalent to the difference between the share price on the date of exercise and the grant date share price, multiplied by the number of stock options exercised. The grant date fair value of the stock options awarded to NEOs in 2022 is included in the “Summary Compensation Table in Canadian Dollars” on page 67, under the “Option-Based Awards” column. Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 59 2023-03-13 19:53

CN | Management Information Circular 2023 0 Executive Perquisites NEOs and other executives are eligible to receive perquisites and personal benefits in accordance with the Company’s policy and in line with general market practice. These typically include the use of a Company-leased vehicle, parking, financial counselling and tax services, club membership, certain healthcare benefits and life insurance, and an annual executive physical exam. The type and value of the perquisites are generally determined by the grade of the employee’s position. Employee Share Investment Plan The Employee Share Investment Plan (“ESIP”), available to all Company employees, provides the opportunity to participate in CN’s ownership through the purchase of CN common shares on the open market via payroll deductions. Employees may contribute between 1% and 10% of their gross base salary to the ESIP every pay period. The Company provides a 35% match on the first 6% of employee contributions. Company contributions to the ESIP are subject to a one-year vesting period and are forfeited should certain participant contributions be sold or disposed of prior to vesting. Over 80% of CN’s employees are shareholders of the Company through participation in the ESIP, and in 2022, all NEOs participated in the ESIP. The value of the Company match received by NEOs in 2022 under the ESIP is indicated in the “Details of All Other Compensation Amounts” table on page 70. Other Key Compensation Programs of the Company Stock 3wnership The Committee strongly supports stock ownership by executives to strengthen the alignment of their interests with those of long-term shareholders. Stock ownership guidelines require a minimum level of stock ownership, set as a multiple of base salary, to be achieved within a five-year period to align the interests of executives with those of shareholders. As at December 31, 2022, 28 executives were subject to share ownership guidelines. Once executives have met their initial shareholding requirements, they are required to maintain compliance, which is reported annually to the Committee. Stock ownership guidelines can be met through the holding of common shares and vested deferred share units under the Company’s Voluntary Incentive Deferral Plan (“VIDP”). Stock options (vested or unvested) and unvested PSU grants are not considered towards the minimum level of stock ownership. The Company believes its senior leaders have a very significant impact on CN’s financial and operational results as well as its long-term growth. GUIDELINES 4resident and CEO 8ɸtimes base salary E\ecutive :ice4residents ɸtimes base salary Senior :ice4residents ɸtimes base salary :ice4residents 2ɸto 2.ɸtimes base salary As at December 31, 2022, Messrs. Houle and MacDonald achieved their share ownership requirements, while Ms. Robinson and Messrs. Harris and Malenfant have not yet achieved their share ownership requirements since they were hired in February 2022, November 2022 and September 2020, respectively, and have a five-year period from their date of hire to achieve their respective share ownership requirement level. The President and CEO is also required to maintain the stock ownership guideline level until one year after cessation of employment. Former President and CEO, Mr. Ruest has met this requirement. StScO O[nerWLiT StatYW aW at DeceQFer , NAMED EXECUTIVE OFFICER NUMBER OF SHARES HELDŻ VALUE OF HOLDINGSŻ2 (C) VALUE REQUIRED TO MEET GUIDELINESŻ3 (C) HOLDINGS AS A MULTIPLE OF BASE SALAR=Ż3 Tracy RSFinWSn 3,3 0,2 ,3,30 0.ɸ\ GLiWlain HSYle ,08 2,2,03 ,22,22 3.8ɸ\ EHQSnH HarriWŻ – – ,,0 0.0ɸ\ DSYK MacDSnalH 2,28 ,2, ,03,030 .3ɸ\ DSQiniUYe MalenJantŻ( , ,03, 3,8,3 .ɸ\ (1) Common shares and/or vested deferred share units as at December 31, 2022. (2) Value is based on the closing share price of the common shares on December 31, 2022, on the TSX (C$160.84). (3) US$ salaries as at December 31, 2022, were converted to Canadian dollars using the average rate during the year (US$1.00 = C$1.3013). (4) Ms. Robinson, Mr. Harris and Mr. Malenfant joined the Company in February 2022, November 2022, and September 2020, respectively. Anti-Hedging Policy Under the Company’s Insider Trading and Reporting Policy, no directors, officers or employees can engage in hedging activity or in any form of transactions in publicly-traded options on CN securities. This relates to all forms of derivatives, including “puts” and “calls”. Change of Control Provisions The MLTIP and the Share Units Plan include “double trigger provisions”. Pursuant to such provisions, the vesting of non-performance stock options or PSUs held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. A “Change of Control” means any of the following events: a) In the event the ownership restrictions in the CN Commercialization Act are repealed, a formal bid for a majority of the Company’s outstanding common shares; b) Approval by the Company’s shareholders of an amalgamation, merger or consolidation of the Company with or into another corporation, unless the definitive agreement of such transaction provides that at least 51% of the directors of the surviving or resulting corporation immediately after the transaction are the individuals who, at the time of such transaction, constitute the Board and that, in fact, these individuals continue to constitute at least 51% of the board of directors of the surviving or resulting corporation during a period of two consecutive years; or c) Approval by the Company’s shareholders of a plan of liquidation or dissolution of the Company. Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 60 2023-03-13 19:53

CN | Management Information Circular 2023 61 The provisions state that acceleration of vesting would not occur if a proper substitute to the original stock options or PSUs is granted to the participant. If such substitute is granted and a participant is terminated without cause or submits a resignation for good reason within 24 calendar months after a Change of Control, all outstanding substitute stock options or PSUs that are not then exercisable shall vest and become exercisable or payable in full upon such termination or resignation. Substitute stock options that are vested and exercisable shall remain exercisable for a period of 24 calendar months from the date of such termination or resignation and PSUs shall be remitted within 30 days. Discretion is left to the Board to consider special circumstances. The definition of a resignation for good reason is included in the “Termination and Change of Control Benefits” table on page 78. Non-CompeteNon-Solicitation Provisions Non-compete and non-solicitation provisions are included in the PSU and stock option award agreements for all executives. In 2010, the Board approved the inclusion of non-compete and non-solicitation provisions in certain supplemental retirement plans and arrangements. Such provisions were also harmonized in 2010 and 2011 across the non-registered pension plans that apply to all executives and were further updated in 2023. Non-compete and non-solicitation provisions will be applied if a recipient fails to comply with certain commitments for a period of one year and two years, respectively, following termination of employment. Those commitments prohibit, as detailed in such provisions: a) The use of confidential CN information for any purpose other than performing duties with CN; b) Engaging in any business that competes with CN; c) Soliciting or accepting the business of a customer, client, supplier or distributor of CN or hiring or engaging employees of CN; d) Taking advantage or profiting from any business opportunity of which they became aware in the course of employment with CN; and e) Taking any action that will cause relations between CN and its consultants, customers, clients, suppliers, distributors, employees or others to be impaired or might otherwise be detrimental to the business interests or reputation of CN. )xecutive Compensation Clawback CN’s clawback policy applies to all CN executives. Under this policy, the Board may, at its sole discretion, to the full extent permitted by governing laws and to the extent it determines it is in the Company’s best interest to do so, require reimbursement of all or a portion of annual and LTI compensation received by an executive. The Board may seek reimbursement of full or partial compensation from an executive or former executive in situations where the: a) Amount of incentive compensation received by the executive or former executive was calculated based on, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements; b) Executive engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and c) Incentive compensation payment received would have been lower had the financial results been properly reported. In addition, with respect to bonus or LTI awarded after March 7, 2017, in the event that any executive is found to have engaged in gross negligence, intentional misconduct, fraud, theft or embezzlement, whether or not there is a financial restatement, the Board may at its discretion, to the full extent permitted by governing laws and to the extent it determines it is in CN’s best interest to do so, require the reimbursement of some or all of the after-tax amount of any incentive compensation already paid in the previous 24 months or forfeit their vested or unvested incentive awards in accordance with plan terms. Risk Mitigation in Our Compensation Program One of the Company’s fundamental goals is to create sustained shareholder value. To support this objective, the Committee focuses on developing and recommending an executive compensation policy and program that aligns with the Company’s business strategy, emphasizes pay-for-performance, and encourages appropriate behaviours. Hence, many characteristics of the Company’s executive compensation program serve to mitigate risk and emphasize the importance of longer-term value creation. Therefore, the Committee ensures the following: Structured Process • An annual review of the performance measures under the Company’s AIBP and Share Units Plan takes place to ensure their continued relevance. • A formal assessment of performance is completed each year, and then uses discretion to increase or decrease any compensation awards if it deems appropriate based on market factors or other extenuating circumstances. • Stress-testing exercises are performed annually for proposed LTI grants and results are presented to the Committee for its consideration prior to the Committee and the Board approving such grants. Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 61 2023-03-13 19:53

CN | Management Information Circular 2023 2 Balanced Program • The compensation program appropriately balances fixed and variable pay, as well as short- and long-term incentives (in aggregate, approximately 78% of NEOs’ target total direct compensation is directly linked to the Company’s performance). • The corporate financial component of the AIBP includes performance measures that are appropriately balanced, thus diversifying the risk associated with the use of any single performance measure (refer to section “Annual Incentive Bonus Plan” on page 55 for more information). • The corporate strategic and corporate safety components of the AIBP include three strategic measures and two standard safety measures, respectively, which further increases diversification of the plan, thus mitigating potential risk associated with the plan. • There are multi-year, overlapping performance periods for the PSUs and stock options, which encourages consistent, long-term behaviour and mitigates risk. • The LTI awards, which constitute a significant portion of NEO compensation, vest over a three- or five-year period, motivating executives to create longer-term value. • The performance measures used within the Share Units Plan reflect an appropriate balance between financial and share price conditions. • Payout of PSUs subject to PSU-ROIC performance is also contingent upon meeting a minimum share price condition that triggers payment only if the share price appreciates during the three-year term. • The increased preponderance of Relative TSR performance supports alignment between executive pay and shareholders’ return. Fixed 0imits on :ariable Compensation • The AIBP and the Share Units Plan are designed to include the possibility of a zero payout, as well as a pre-defined maximum. • The President and CEO and CITO participate in a Defined Contribution Plan, which limits CN’s exposure to pension plan insolvency risk. Protection 1echanisms • The Company’s executive compensation clawback policy allows the Board, in certain situations, to request the full or partial reimbursement of annual and LTI awards received by executives (refer to section “Executive Compensation Clawback” on page 61 for more information). • The LTI plans include “double-trigger provisions”, such that the vesting of LTI awards would generally not accelerate upon a Change of Control. • Under the Company’s Insider Trading and Reporting Policy, directors, executives and employees are prohibited from engaging in hedging activities against CN securities. • To further align their interests with those of shareholders, executives are required to meet specific stock ownership guidelines. In addition, the President and CEO must maintain their stock ownership level for one year after cessation of employment (refer to section “Stock Ownership” on page 60 for more information). • Commencing at various dates, for executives, the payout of LTI awards and the payment of supplemental retirement benefits under the Company’s non-registered pension plans are conditional on compliance with the conditions of their benefit plans, award or employment agreements, including, but not limited to, non-compete, non-solicitation, non-disclosure of confidential information and other restrictive covenants (refer to section “Non-Compete/Non-Solicitation Provisions” on page 61 for more information). Independent Advice • Management retains the services of an external executive compensation consultant to assist in compensation-related matters for its executives. The Committee retains the services of an independent executive compensation consultant to provide advice on compensation recommendations that are presented for Committee approval. In 2022, Willis Towers Watson was mandated by management to review the Company’s compensation policy, programs and practices and assessed any potential risk implications and concluded that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The Committee played an active role in reviewing the risk assessment report and in discussing the finding provided by Willis Towers Watson. The Committee supports the conclusion from the Willis Towers Watson risk assessment report and in its own assessment determined that proper risk mitigation features are in place within the Company’s compensation programs. Throughout the year, the Committee plays an important oversight role related to the identification and management of risks associated with CN’s compensation programs and practices. For example, in camera sessions, restricted to independent members of the Committee, are held at the start or end of each regularly scheduled Committee meeting to allow for discussion regarding any compensation or risk-related issue. The Committee also believes in the benefits of a certain level of overlapping membership between the Audit, Finance and Risk Committee and the Human Resources and Compensation Committee, particularly with regard to risk monitoring. As such, Jo-ann dePass Olsovsky, Chair of the Human Resources and Compensation Committee, is also a member of the Audit, Finance and Risk Committee. This overlap effectively provides a link between committees’ risk oversight responsibilities. Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 62 2023-03-14 16:20

CN | Management Information Circular 2023 3 Compensation of the NEOs (1) The weighting of the 2022 long-term incentive grant value for the President and CEO was different (71% PSUs and 29% stock options) to reflect stock option distribution requirements which limit the number of stock options, as per the MLTIP that may be awarded during any calendar year to any individual participant to a maximum of 20% of the stock options awarded in that year. Tracy Robinson President and Chief Executive Officer On January 25, 2022, following an international search, the Board appointed Tracy Robinson as CN’s President and Chief Executive Officer, effective February 28, 2022. Ms. Robinson was previously Executive Vice-President of TC Energy, President of Canadian Natural Gas Pipelines and President Coastal GasLink. Ms. Robinson also has extensive railway experience, as she spent 27 years at Canadian Pacific, where she held executive roles spanning Operations, Finance and Commercial. Ms. Robinson is a well-respected and seasoned executive who brings more than 35 years of operational management, strategy development, and project execution experience to drive growth and profitability at CN. Compensation The annual compensation of the President and CEO considers factors such as competitive positioning against market, economic outlook and leadership abilities, and is recommended by the Committee and approved by the independent members of the Board. The President and CEO serves at the discretion of the Board. In 2022, Ms. Robinson’s base salary was US$900,000 (C$1,171,170). Under the AIBP, Ms. Robinson’s target bonus for 2022 was 140% of her base salary. PSUs and stock options are granted to the President and CEO pursuant to the Share Units Plan and the MLTIP. Grants to the President and CEO are made on the same basis and conditions as those of the other NEOs of the Company, subject to the limitation under the MLTIP (1). In 2022, Ms. Robinson received 59,252 PSUs and 111,154 stock options under a regular annual grant. A special make-whole award of C$1,675,000 was also provided to Ms. Robinson to mitigate the forfeiture of compensation incurred by leaving TC Energy. The make-whole award was determined based on a review of her outstanding incentive compensation awards that were forfeited, both in terms of form and timing. The special award includes a combination of cash (C$500,000), standard CN PSUs (C$1,050,000 – 10,147 PSUs) and five-year term CN stock options with two-year vesting (C$125,000 – 5,846 stock options). This combination is intended to provide an equivalent replacement for her forfeited compensation while also providing retentive value. The make-whole award is subject to a 24-month clawback provision in case of resignation or termination for cause and PSUs and stock options are subject to non-compete provisions. The fair value of these awards is included in the “Summary Compensation Table in Canadian Dollars” on page 67, under the “Share-Based Awards” and “Option-Based Awards” columns. Additionally, CN has provided Ms. Robinson with certain severance and other termination provisions deemed to be appropriate in the circumstances surrounding her recruitment as President and CEO. Pursuant to her employment arrangement, Ms. Robinson would receive a cash severance amount in the event of an involuntary termination equal to two times her annual base salary plus two times her target annual bonus under AIBP payable over a 24-month period. All awards of CN PSUs and CN stock options are subject to non-compete, non-solicitation and other restrictive covenants. TarKet TStal Direct CSQTenWatiSn SYQQary TOTAL DIRECT COMPENSATION (AT TARGET)Ż US AS A OF TOTAL DIRECT COMPENSATION Salary 00,000 8. A86IS/ COM4ENSA8ION Annual Incentive Bonus target ,20,000 2. 4erformance Share 9nits ,2,3 . StocO Options 2,303,8 22.8 TStal Direct CSQTenWatiSn (tarKet) ,, (1) Amounts are on an annualized basis and exclude the special hiring award of C$500,000 granted to Ms. Robinson. This special award was to mitigate compensation losses incurred as a result of her departure from TC Energy and was determined based on a review of her then outstanding short- and long-term compensation, both in terms of form and timing. This amount is indicated in the 2022 “All Other compensation”, and is subject to a 24-month clawback provision in case of resignation or termination for cause. The other two items of her special make-whole award (PSUs and Stock options) are included in the table above under Performance Share Units and Stock Options respectively. TarKet Pay Mi\ 8.9 Base Salary 91.1 4ayat6isO 78.7% 08I *air :alue 12.4% 8arget Bonus Jean-Jacques Ruest *ormer President and Chief Executive Officer Mr. Ruest was appointed President and CEO on July 24, 2018, after having served as Interim President and Chief Executive Officer from March 5, 2018. He joined CN in 1996 and held several positions within the Sales and Marketing team, including the position of Executive Vice-President and Chief Marketing Officer (“CMO”) from January 2010 to March 2018. After more than 25 years of dedicated service with CN, Mr. Ruest retired from his position as President and CEO and as a member of the Board effective February 28, 2022, and remained in an advisory role until March 31, 2022 to ensure a seamless transition. Compensation In 2022, Mr. Ruest’s annual base salary remained at US$870,000 (C$1,132,131). Under the AIBP, Mr. Ruest’s target bonus for 2022 was 140% of his base salary, prorated for active service prior to retirement. With his retirement in 2022, Mr. Ruest did not receive an LTI grant in 2022. Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 63 2023-03-13 19:53

CN | Management Information Circular 2023 64 Ghislain Houle Executive :icePresident and Chief *inanciaP Officer Mr. Houle was appointed Executive Vice-President and Chief Financial Officer on July 1, 2016. His responsibilities at CN include financial management, financial planning, investor relations, procurement and supply management, sustainability and facilities management. Mr. Houle joined the Company in 1997 as Chief Internal Audit and occupied various executive roles, including Vice-President and Corporate Comptroller and Vice-President Financial Planning before being appointed to his current position. Prior to joining CN, Mr. Houle held positions in tax and audit at a major accounting firm. Mr. Houle is a CPA and holds a Bachelor of Commerce degree from Laval University and an MBA from McGill University. In 2022, Mr. Houle’s base salary was increased to US$650,000 (C$845,845) to reflect his competitive positioning and experience. As in 2021, Mr. Houle’s target bonus for 2022 was 80% of base salary under the AIBP. In addition, Mr. Houle received 13,005 PSUs and 43,765 stock options in 2022, in accordance with the terms of the Share Units Plan and the MLTIP, respectively. TarKet TStal Direct CSQTenWatiSn SYQQary TOTAL DIRECT COMPENSATION (AT TARGET) US AS A OF TOTAL DIRECT COMPENSATION Salary 0,000 2. A86IS/ COM4ENSA8ION Annual Incentive Bonus target 20,000 .2 4erformance Share 9nits ,0, 33. StocO Options 832,0 2. TStal Hirect cSQTenWatiSn (tarKet) ,, TarKet Pay Mi\ 21.5 Base Salary ɦ8.5 4ayat6isO 61.3% 08I *air :alue 17.2% 8arget Bonus Edmond Harris Executive :icePresident and Chief OperatinK Officer Mr. Harris joined CN on November 28, 2022 as Executive Vice-President and Chief Operating Officer. As COO, Mr. Harris is responsible for CN’s operations, overseeing about 18,800 active railroaders from the Transportation, Engineering, Mechanical and Network Operations groups across North America. Mr. Harris has been one of the railroad industry’s top executives during a career in operations that spans 40 years, of which over three decades spent working at Illinois Central and CN, including as Executive Vice-President, Operations until his retirement in 2007. He is one of the pioneers of scheduled railroading. Prior to re-joining CN, Mr. Harris had been working closely with the entire CN operations leadership team in a consulting capacity in 2022 focusing on the company’s operational and service excellence initiatives. In 2022, Mr. Harris’ base salary was set at US$640,000 (C$832,832) to reflect his competitive positioning and experience. Mr. Harris’ target bonus for 2022 under the AIBP was 90% of base salary, as per the terms of his hiring. In addition, Mr. Harris received 21,704 PSUs in accordance with the terms of the Share Units Plan and did not receive stock options in 2022. TarKet TStal Direct CSQTenWatiSn SYQQary TOTAL DIRECT COMPENSATION (AT TARGET)Ż US AS A OF TOTAL DIRECT COMPENSATION Salary 0,000 2.2 A86IS/ COM4ENSA8ION Annual Incentive Bonus target ,000 . StocO Options ,800,00 . TStal Hirect cSQTenWatiSn (tarKet) ,, (1) Amounts are on an annualized basis and exclude the special hiring award of US$200,000 (C$260,260) granted to Mr. Harris. This special hiring award is included in the 2022 “All Other Compensation” amounts and is subject to a 12-month clawback provision in case of resignation or termination for cause. TarKet Pay Mi\ 21.2 Base Salary ɦ8.8 4ayat6isO 59.7% 08I *air :alue 19.1% 8arget Bonus Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 64 2023-03-13 19:53

CN | Management Information Circular 2023 65 Doug MacDonald Executive :icePresident and Chief 1arOetinK Officer Mr. MacDonald was appointed interim Chief Marketing Officer on April 1, 2022 and confirmed as Executive Vice-President and Chief Marketing Officer on November 1, 2022. He is responsible for providing the strategic direction and leadership for CN’s Sales, Marketing, Supply Chain Solutions, and the Intermodal and Automotive terminal operations groups, including overseeing the strategic commercial activities of the Company as well as ensuring that customer commitments are met. Mr. MacDonald joined CN in 1989 in Information and Technology before moving to the Sales and Marketing organization, where he held various business unit Vice-President positions before being appointed as Senior Vice-President, Rail Centric Supply ChainGrowth in 2018. Mr. MacDonald also held the positions of Vice-President Transportation Eastern Region and Interim Senior Vice-President Information and Technology. Most recently, he was Senior Vice-President Special Projects, Office of the President and CEO, working on key strategic projects for the Company. His experience in Marketing, Sales, Operations and Information Technology equip him with a broad knowledge of the organization, our customers and the industry, making him uniquely qualified for his current role. As Executive Vice-President and Chief Marketing Officer, Mr. MacDonald’s base salary was set at US$620,000 (C$806,806) to reflect his competitive positioning and experience. Under the AIBP, his 2022 target bonus was equivalent to 65% of base salary from January 1, 2022 to October 31, 2022 and 80% of base salary from November 1, 2022 to December 31, 2022. In addition, Mr. MacDonald received 4,787 PSUs and 16,107 stock options in 2022, in accordance with the terms of the Share Units Plan and the MLTIP, respectively. TarKet TStal Direct CSQTenWatiSn SYQQary TOTAL DIRECT COMPENSATION (AT TARGET)Ż US AS A OF TOTAL DIRECT COMPENSATION Salary 20,000 3.3 A86IS/ COM4ENSA8ION Annual Incentive Bonus target ,000 2. 4erformance Share 9nits 3, 2.0 StocO Options 30,8 .2 TStal Hirect cSQTenWatiSn (tarKet) ,, (1) Salary and Annual Incentive Bonus are on an annualized basis and are effective upon Mr. MacDonald’s appointment as EVP & CMO on November 1, 2022. Details regarding Mr. MacDonald’s compensation prior to his promotion are included in the “Summary Compensation Table in Canadian Dollars”. TarKet Pay Mi\ 34.3 Base Salary 65.ɦ 4ayat6isO 38.2% 08I *air :alue 27.5% 8arget Bonus Dominique Malenfant Executive Vice-President and Chief Information andɸ8echnoPoK]ɸOfficer Mr. Malenfant joined CN in September 2020 as Executive Vice-President and Chief Information and Technology Officer. He is responsible for delivering on the information and operational technology strategy of CN, with a focus on automation, innovation and digitalization of the network and operations as well as customer experience. Prior to joining CN, Mr. Malenfant was focused on the next generation of Precision Scheduled Railroading, Positive Train Control technologies and spearheading a major digital industrial evolution in rail. Mr. Malenfant spent nearly 31 years in global leadership roles in the transportation and rail industries with Wabtec Corporation, GE Transportation and Bombardier Transport. Mr. Malenfant holds a bachelor’s degree in Electrical Engineering from Laval University, Quebec. In 2022, Mr. Malenfant’s annual base salary was increased to US$599,000 (C$779,479). Mr. Malenfant’s target bonus for 2022 was 80% of base salary under the AIBP. In addition, Mr. Malenfant received 9,842 PSUs and 33,119 stock options, in accordance with the terms of the Share Units Plan and the MLTIP, respectively. TarKet TStal Direct CSQTenWatiSn SYQQary TOTAL DIRECT COMPENSATION (AT TARGET) US AS A OF TOTAL DIRECT COMPENSATION Salary ,000 2.2 A86IS/ COM4ENSA8ION Annual Incentive Bonus target ,200 .3 4erformance Share 9nits 0,00 3. StocO Options 2, 23 2. TStal Hirect cSQTenWatiSn (tarKet) ,, TarKet Pay Mi\ 24.2 Base Salary ɦ5.8 4ayat6isO 56.5% 08I *air :alue 19.3% 8arget Bonus Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 65 2023-03-13 19:53

CN | Management Information Circular 2023 66 Robert Reilly *ormer Executive :icePresident and Chief OperatinK Officer Mr. Reilly joined CN in June 2019 as Executive Vice-President, transitioning into the role of Chief Operating Officer on July 1, 2019. Mr. Reilly left the Company on November 28, 2022. As former EVP and COO, Mr. Reilly was responsible for the operations of CN’s Transportation, Engineering, Mechanical, Network Operations and Sustainability groups across North America until his departure from CN. In 2022, Mr. Reilly’s annual base salary was increased to US$650,000 (C$845,845) to reflect his competitive positioning and experience. Mr. Reilly’s target bonus for 2022 was 80% of base salary under the AIBP, which was prorated based on active service prior to departure. In addition, Mr. Reilly received 13,005 PSUs, which were partially forfeited upon his departure, and 43,765 stock options, which were forfeited upon his departure, in accordance with the terms of the Share Units Plan and the MLTIP, respectively. As required by Canadian disclosure rules, the fair value of these forfeited awards at time of grant is included in the “Summary Compensation Table in Canadian Dollars” on page 67, under the “Share-Based Awards” and “Options-Based Awards” columns. As a result of his departure from the Company, and as per the terms of the plans and his separation agreement, Mr. Reilly: • Received a prorated bonus for 2022 based on active service; • Received a separation payment of US$ 1,170,000; • Forfeited unvested Stock Options on the departure date in accordance with the terms of the MLTIP; • Partially forfeited PSUs awarded in 2020, 2021 and 2022, based on active service over the three-year period applicable to the respective PSUs, in accordance with the terms of the Share Units Plan; and • Forfeited unvested deferred share units at the time of departure that represent the 25% Company-match awarded under the VIDP, as per the terms of the plan. President and Chief Executive Officer Compensation Look-Back Table and Five-Year TSR Comparison CN’s compensation plans are designed to align compensation with the creation of shareholder value. As a result, a significant portion of compensation is at risk and long-term incentives are structured to deliver compensation value to the President and CEO if value is created for shareholders. In a low share performance environment, limited value would be delivered to the President and CEO. The following table compares the total direct compensation awarded to CN’s President and CEOs over the past five years, as reflected in the Summary Compensation Table, to the current value (both realized and realizable) as at December 31, 2022. TOTAL DIRECT COMPENSATION AWARDEDŻ (Cs) CURRENT VALUE AS AT DEC. , Ż2 (Cs) 0uc .obinŻ3 208 2,08 38Ż ..ean.acques 6uest 208 , 8,88 ..ean.acques 6uest 20 ,2 8,32 ..ean.acques 6uest 2020 0,303 2,88 ..ean.acques 6uest 202 2, ,32 ..ean.acques 6uestŻ3 2022 841 841 8racy 6obinsonŻ 2022 3,00 , (1) Includes salary and variable compensation awarded during the year, as reported in the Summary Compensation Table each year. (2) For any given year, the current value includes salary and annual incentive awarded and the value of long-term incentives (realized and realizable). Long-term incentives for any given year include the value of any exercised stock options, the value of unexercised “in-the-money” stock options as at December 31, 2022, the value attributed to vested PSUs and the value of unvested PSUs as at December 31, 2022, assuming a 100% performance factor. (3) The compensation awarded for Mr. Jobin and Mr. Ruest were prorated to their departure date. (4) PSUs and stock options awarded in 2018 were forfeited upon Mr. Jobin’s departure in March 2018 and were not included as at December 31, 2022. (5) The compensation awarded for Mr. Ruest was prorated to reflect his appointment date of July 24, 2018 as President and CEO. (6) The compensation awarded for Ms. Robinson was prorated to reflect her hire date of February 28, 2022 as President and CEO, and includes the make-whole award provided upon hire. Compensation outcomes are set against the performance graph below, which indicates the yearly cumulative total shareholder return on a $100 investment in CN’s common shares compared with the cumulative total return of the S&P/TSX and the S&P 500 Indices from the period beginning December 31, 2017 to the period ended December 31, 2022. It assumes reinvestment of all dividends during the covered period. The graph shows that CN shares have outperformed the S&P/TSX Composite Index and the S&P 500 index. The total compensation for our NEOs over that period was generally aligned with the experience of our shareholders, as a substantial portion of NEOs total compensation is at risk and linked to CN’s share price performance. The Committee believes that the Company’s executive compensation policy is effective and appropriately supports a strong relationship between the compensation earned by NEOs and the investment return of shareholders. The total compensation paid over the last five years, as per the “Summary Compensation Table”, is presented in the table in the “Cost of Management Ratio” section below. FiZe=ear TSR CSQTariWSn2017 2018 2019 2020 2021 2022 300$ 200$ 100$ 0$ 35,000$ 30,000$ 25,000$ 20,000$ 15,000$ CNR CNI S&P/TSX S&P ҐҔҔ TDC (C$ thousands) DEC DEC DEC DEC DEC DEC CN6 C 00 99 117 2 161 0 CNI 9S 00 91 114 141 0 158 S 48S< C 00 91 2 118 144 3 S 4 00ɸ9S 00 96 2 149 189 2 8(C C thousands 2,28 2,028 2,20 2,00 2, 30,2 Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 66 2023-03-13 19:53

CN | Management Information Circular 2023 67 Cost of Management Ratio The cost of management ratio expresses the total compensation reported for the NEOs as a percentage of the Company’s adjusted net income. 8otal Compensation 6eported for the NEOs C million Ż 2.0 2. 2. 2.2 30.3 AdNusted Net Income C million Ż2 Ż3 ,00 , 3, ,22 ,3 Net Income C million Ż3 ,32 ,8 3, ,8 ,8 COS8 O* MANA+EMEN8 6A8IO using AdNusted Net IncomeŻ2 0. 0. 0. 0. 0. COS8 O* MANA+EMEN8 6A8IO using Net Income 0. 0. 0. 0. 0. Compensation of the NEOs has been paid in U.S. dollars since 2002 as it provides a more precise, meaningful and stable comparison basis for compensation decisions with U.S. dollar-denominated compensation from the selected Class I railroad comparator group. A table presenting the compensation paid in U.S. dollars for the NEOs is presented on page 69 — “Total Compensation for the NEOs in U.S. Dollars”. (1) Total compensation as reported in the Summary Compensation Table each year (including only active NEOs as at December 31 of any year). (2) Adjusted Net Income is a non-GAAP measures and does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section entitled “Adjusted performance measures” in the December 31, 2022 MD&A filed on January 31, 2023 and the section entitled “Non-GAAP Measures” in the “Selected financial information restated for change in accounting policy” filed on September 9, 2022, which are incorporated by reference herein. These filings may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section. (3) In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information in the December 31, 2022 financial statements filed on January 31, 2023. Summary Compensation Table in Canadian Dollars The following table sets forth the annual total compensation in Canadian dollars for the NEOs, in accordance with the Canadian securities disclosure rules issued by the CSA, for the years ended December 31, 2022, 2021 and 2020. Fluctuation in the exchange rate affects year-over-year comparability. CSQTenWatiSn in CanaHian NAME AND PRINCIPAL POSITION YEAR SALAR= (C) SHARE-BASED AWARDS (C) OPTION-BASED AWARDS (C) NON-EQUITY INCENTIVE PLAN COMPENSATIONŻƁ ANNUAL INCENTIVE PLANS (C) PENSION VALUE (C) ALL OTHER COMPENSATION (C) TOTAL COMPENSATION (C) Tracy RSFinWSn 4resident and Chief E\ecutive Oƾcer 2022 8,3Ż8 ,8,28 2,2,22 ,8,230 2,0 8,2Ż 3,30, 202 – – – – – – – 2020 – – – – – – – ..ean.acUYeW RYeWt *ormer 4resident and Chief E\ecutive Oƾcer 2022 283,033Ż0 – – 8,3 2,000 , 8,83 202 ,00, ,,3 2,,00 2,323, ,00,000 2,2 3,8,2 2020 ,0,2 ,8,3 2,30,880 33,33 0,000 ,3 0,83,23 GLiWlain HSYle E\ecutive :ice4resident and Chief *inancial Oƾcer 2022 8,8 ,2,38 ,0,30 8,2 ,000 22,3 ,,8 202 ,3 ,302,3 ,0,38 ,0 2,000 2,3 3,,0 2020 83,30 ,3,88 ,08, 0, ,000 ,3 3,333,802 EHQSnH HarriW E\ecutive :ice4resident and Chief Operating Oƾcer 2022 8,8Ż 2,30,3 – 03,28 ,0 2,20Ż2 3,3,32 202 – – – – – – – 2020 – – – – – – – DSYK MacDSnalH E\ecutive :ice4resident and Chief MarOeting Oƾcer 2022 22,8Ż3 2,20 02,3 ,Ż 2,38,000Ż ,28 ,00,08 202 0,000 2,0 2,8 80,82 3,000 ,8 ,023,302 2020 80,000 22,08 222,0 , 2,000 ,0 ,23,3 DSQiniUYe MalenJant E\ecutive :ice4resident and Chief Information and 8echnology Oƾcer 2022 , ,20,Ż 803,3 82,2 23,80 ,03 3,2,8 202 33,28 8, 80,23 82,83 ,8 , 3,,0 2020 2,3Ż ,00,3 823, – 2,02 ,3,3Ż8 3,,02 RSFert Reilly *ormer E\ecutive :ice4resident and Chief Operating Oƾcer 2022 8,0Ż ,30,023Ż20 ,0,30Ż2 88,88Ż22 23,3 ,8,2 ,2,22Ż2 202 ,3 ,302,3Ż20 ,0,38Ż2 ,0 8,32 32,2Ż2 ,,3Ż2 2020 80,00 ,2,30Ż20 ,038,Ż2 33, , 2,3Ż2 3,88,8Ż2 (1) Valuation Disclosure for Share-Based Awards — The fair value of share-based awards at the grant date, as shown in the Summary Compensation Table, reflects the number of PSUs awarded multiplied by the value calculated using the Willis Towers Watson expected life binomial methodology. This methodology was selected as it provides alignment throughout the compensation review process by using the same methodology for benchmarking, grant and disclosure purposes. Ż Ż2 Ż3 Ż Ż Ż Ż Ż23 Ż2 Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 67 2023-03-13 19:53

CN | Management Information Circular 2023 68 A summary of the valuation factors calculated using the Willis Towers Watson expected life binomial methodology as well as under the accounting valuation methodology is presented in the following table. Detailed assumptions and valuation factors are presented in the table below. WILLIS TOWERS WATSON EXPECTED LIFE &INOMIAL METHODOLOG= ACCOUNTING VALUATION METHODOLOG= VARIANCE VALUATION FACTOR GRANT DATE FAIR VALUE VALUATION FACTOR GRANT DATE FAIR VALUE WILLIS TOWERS WATSON VS. ACCOUNTING 2022ɸS,A6EBASE( A;A6(S 6OIC 0 .anuaryɸ2ŻƁŻC0. . .anuaryɸ2ŻƁŻC8.0 .anuaryɸ2ŻƁŻC2.8 *ebruaryɸ28ŻƁŻC.3 2.2 *ebruaryɸ28ŻƁŻC82.08 *ebruaryɸ28ŻƁŻC2.2 Aprilɸ28ŻƁŻC3.0 .8 Aprilɸ28ŻƁŻC8.0 Aprilɸ28ŻƁŻC. NovemberɸŻƁŻC. .2 NovemberɸŻƁŻC. NovemberɸŻƁŻC.0 Novemberɸ28ŻƁŻC02.08 . Novemberɸ28ŻƁŻC3. Novemberɸ28ŻƁŻC.08 8S6 .anuaryɸ2ŻƁŻC.2 . .anuaryɸ2ŻƁŻC3. .anuaryɸ2ŻƁŻC.8 *ebruaryɸ28ŻƁŻC2.0 . *ebruaryɸ28ŻƁŻC88. *ebruaryɸ28ŻƁŻC.0 Aprilɸ28ŻƁŻC.0 3. Aprilɸ28ŻƁŻC.30 Aprilɸ28ŻƁŻC.0 NovemberɸŻƁŻC23. 3.3 NovemberɸŻƁŻC2. NovemberɸŻƁŻC2.2 Novemberɸ28ŻƁŻC3.00 3. Novemberɸ28ŻƁŻC230.2 Novemberɸ28ŻƁŻC.2 202ɸS,A6EBASE( A;A6(S 6OIC 0 C.8 8. C.0 C.3 8S6 C02. .2 C8.02 C.3 2020ɸS,A6EBASE( A;A6(S 6OIC 0 .anuaryɸ30ŻƁŻC.28 8. .anuaryɸ30ŻƁŻC3.23 .anuaryɸ30ŻƁŻC2.0 SeptemberɸŻƁŻC82.0 8.2 SeptemberɸŻƁŻC3.0 SeptemberɸŻƁŻC.30 8S6 .anuaryɸ30ŻƁŻC. 20. .anuaryɸ30ŻƁŻC.0 .anuaryɸ30ŻƁŻC.8 SeptemberɸŻƁŻC0.00 2.8 SeptemberɸŻƁŻC.2 SeptemberɸŻƁŻC0.2 (2) Valuation Disclosure for Option-Based Awards — The fair value of option-based awards at the grant date, as shown in the “Summary Compensation Table in Canadian Dollars” above, reflects the number of stock options awarded multiplied by the value calculated using the Willis Towers Watson expected life binomial methodology. This methodology was selected as it provides alignment throughout the compensation review process by using the same methodology for benchmarking, grant and disclosure purposes. A summary of the valuation factors calculated using the Willis Towers Watson expected life binomial methodology as well as under the accounting valuation methodology is presented in the following table. Detailed assumptions for both methodologies are presented in the table below. WILLIS TOWERS WATSON EXPECTED LIFE &INOMIAL METHODOLOG= ACCOUNTING VALUATION METHODOLOG= VARIANCE VALUATION FACTOR GRANT DATE FAIR VALUE VALUATION FACTOR GRANT DATE FAIR VALUE WILLIS TOWERS WATSON VS. ACCOUNTING 2022ɸO48IONBASE( A;A6( .anuaryɸ2ƁC2.2 . .anuaryɸ2ƁC2. .anuaryɸ2ŻƁŻC2. *ebruaryɸ28ƁC2. . *ebruaryɸ28ƁC2.8 *ebruaryɸ28ŻƁŻC2.8 3. *ebruaryɸ28ƁC2.38 . *ebruaryɸ28ƁC2.30 *ebruaryɸ28ŻƁŻC3.2 Aprilɸ28ƁC2.8 20.2 Aprilɸ28ƁC3.28 Aprilɸ28ŻƁŻC. NovemberɸƁC2.2 22. NovemberɸƁC3.0 NovemberɸŻƁŻC0.32 202ɸO48IONBASE( A;A6( C22.3 .3 C20.3 C2.28 2020ɸO48IONBASE( A;A6( .anuaryɸ30ŻƁŻC20.08 . .anuaryɸ30ŻƁŻC8.0 .anuaryɸ30ŻƁŻC.8 SeptemberɸŻƁŻC22.03 . SeptemberɸŻƁŻC22. SeptemberɸŻƁŻC0. (3) Represents the incentive award earned under the AIBP for the applicable year. Refer to page 55 for the details of the AIBP. (4) Represents the compensatory value of pension benefits as reported in the “Defined Benefit Plans” and “Defined Contribution Plans” tables in the “Pension Plan Benefits” section on page 77. (5) The compensatory charges for Messrs. Houle and MacDonald are negative in 2020 given their pensionable earnings for that year were lower than expected and reduced their highest average earnings used to calculate their pension benefits projected at retirement. (6) The 2021 compensatory charges for Messrs. Houle and MacDonald reflect the impact of the transition from Defined Benefit retirement plans to Defined Contribution retirement plans effective April 1, 2024 (see page 76 for more details). There is no impact for Mr. Ruest as he reaches the normal retirement age of 65 before March 31, 2024 and, as per the pension retirement assumptions, is assumed to have retired before the changes are effective. (7) Includes the value of perquisites, personal benefits, and other compensation (as applicable), such as post-retirement benefits or the employer contribution under the ESIP. Perquisites and other personal benefits that, in aggregate, amount to less than C$50,000 or 10% of the total salary for any of the NEOs are not reported in this column. Details are provided in the table on page 70. (8) Ms.Robinson was hired on February 28, 2022 and, as such, her salary for 2022 reflects only 10 months. (9) A special cash award of C$500,000 was provided to Ms. Robinson upon her hiring at CN on February 28, 2022 to mitigate compensation losses incurred as a result of her departure from TC Energy and was determined based on a review of her then outstanding short- and long-term compensation, both in terms of form and timing. This amount is indicated in the 2022 “All Other compensation” amount and is subject to a 24-month clawback provision in case of resignation or termination for cause. The other two items of her special make-whole award (PSUs and Stock options) are included in the table above under column “Share-Based Awards” and “Option-Based Awards” respectively. (10) The amount shown represents the actual base salary earned in 2022 until Mr. Ruest’s retirement in March 2022. (11) Mr. Harris was hired on November 28, 2022 and, as such, his salary for 2022 reflects only one month. This amount excludes income earned in a consulting capacity in 2022, prior to joining CN as EVP and COO on November 28, 2022 and also excludes monthly retirement benefits from the CN U.S. defined benefits plans accrued during his prior employment with CN of which he retired in 2007. (12) Includes a special cash award of US$200,000 (C$260,260) provided to Mr. Harris upon his hiring at CN in November 28, 2022, subject to a 12-month clawback provision in case of resignation or termination for cause, and income earned by Mr. Harris in a consulting capacity in 2022 prior to joining CN as EVP and COO on November 28, 2022. These amounts are included in the 2022 “All Other Compensation” amount table. (13) Mr. MacDonald was appointed Interim Chief Marketing Officer effective April 1, 2022 and Executive Vice-President and Chief Marketing Officer effective November 1, 2022. Mr. MacDonald’s 2022 salary represents three months as Senior Vice-President Special Projects, office of the President and CEO, seven months as Interim Chief Marketing Officer and two months as Executive Vice-President and Chief Marketing Officer. (14) Mr. MacDonald’s target bonus under the AIBP was equivalent to 65% of base salary from January 1, 2022 to October 31, 2022 and 80% of base salary from November 1, 2022 to December 31, 2022. (15) Represents a one-time value increase as a result of Mr. MacDonald’s appointment as EVP and CMO. (16) Mr. Malenfant was hired on September 1, 2020 and, as such, his salary for 2020 reflects only four months. (17) Mr. Malenfant’s share-based award includes 1,413 deferred share units which represent the 25% Company-match awarded under the VIDP and vest over 4 years, upon deferral of his 2021 AIBP. The grant date fair value of the award was calculated by multiplying the number of units by C$159.13, the share price on the day of the award. (18) A special cash award of US$1,000,000 (C$1,341,500) was provided to Mr. Malenfant upon his hiring at CN in September 1, 2020 to mitigate the compensation losses he incurred by leaving Wabtec Corporation and was determined based on a review of his outstanding short and long-term compensation both in terms of form and timing. This amount is included in the 2020 “All Other Compensation” amount and was subject to a 24-month clawback provision in case of resignation or termination for cause. (19) The amount shown represents the actual base salary earned in 2022 until Mr. Reilly’s departure in November 2022. (20) Amounts shown include awards that were forfeited as per the terms of the plan. As per the Share Units Plan, the 2020, 2021 and 2022 share-based awards to Mr. Reilly were prorated upon his departure in November 2022, based on active service over the three-year period applicable to the respective PSUs. Mr. Reilly’s share-based award for 2022 also includes 1,462 deferred share units which represent the 25% Company-match awarded under the VIDP and vest over 4 years, upon deferral of his 2021 AIBP. The grant date fair value of the award was calculated by multiplying the number of units by C$159.13, the share price on the day of the award. As per the terms of the plan, 100% of these deferred shares units were forfeited upon his departure in November 2022. Actual share-based awards after pro-ration are C$192,358 for 2022, C$795,754 for 2021 and C$1,198,868 for 2020. (21) Amounts shown include awards which were forfeited as per the terms of the plans. As per the MLTIP, for awards made since January 2019, unvested stock options at the time of departure are forfeited. The 2022 option-based award was forfeited upon his departure and actual option-based awards are C$ 213,080 for 2021 and C$ 1,007,759 for 2020. (22) Mr. Reilly’s AIBP payout for 2022 was prorated for active service in 2022. Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 68 2023-03-13 19:53

CN | Management Information Circular 2023 69 (23) Includes a separation payment of US$1,170,000 (C$1,522,521), made pursuant to the terms of his separation agreement with the Company. (24) Mr. Reilly’s was provided a benefit to maintain his compensation on a post-tax basis at a similar level had he remained in the U.S. to relocate to CN’s head office in Canada. The amount shown for 2022 represents the amount known at the record date of the Meeting and is subject to change upon finalization of his 2022 tax return. The amount shown for 2020 excludes a repayment from Mr. Reilly to CN in November 2021 related to his 2020 tax equalization calculation. Accounting for this repayment, the 2020 tax equalization amount would have been C$200,598. (25) Amounts shown include awards that were forfeited as per the terms of the plans and Mr. Reilly’s separation agreement. When taking into account these forfeited amounts, total compensation is C$3,753,656 for 2022, C$3,185,746 for 2021 and C$3,487,283 for 2020. Refer to notes (20) and (21) for more details. Total Compensation for the N)3s in 9.S. Dollars The following table sets forth the annual total compensation in U.S. dollars for the NEOs, for the years ended December 31, 2022, 2021 and 2020. Compensation of the NEOs has been paid in U.S. dollars since 2002 as it provides a more precise, meaningful and stable comparison basis with U.S. dollar-denominated compensation from the selected Class I Railroad comparator group. NAME AND PRINCIPAL POSITION YEAR SALAR= (US) SHARE-BASED AWARDS (US) OPTION-BASED AWARDS (US) NON-EQUITY INCENTIVE PLAN COMPENSATIONŻƁ ANNUAL INCENTIVE PLANS (US) PENSION VALUE (US) ALL OTHER COMPENSATION (US) TOTAL COMPENSATION (US) Tracy RSFinWSn 4resident and Chief E\ecutive Oƾcer 2022 , ,2,3 2,303,8 ,,82 2,8 38,8 0,,0 202 – – – – – – – 2020 – – – – – – – ..ean.acUYeW RYeWt *ormer 4resident and Chief E\ecutive Oƾcer 2022 2,00 – – ,3 02,08 , 3, 202 80,000 ,83,2 2,28,00 ,838, 8,8 22, 0,32,3 2020 80,000 ,3, 2,0,20 2,23 3,23 ,88 8,,03 GLiWlain HSYle E\ecutive :ice4resident and Chief *inancial Oƾcer 2022 0,000 ,0, 832,0 ,3 ,00 ,2 3,0, 202 3,000 ,0,3 832,3 ,0 20,23 2,030 2,2,2 2020 20,000 ,0,03 832,382 0,3 3,33 2,8 2,,80 EHQSnH HarriW E\ecutive :ice4resident and Chief Operating Oƾcer 2022 0,0 ,800,00 – ,08 800 0,3 2,3,2 202 – – – – – – – 2020 – – – – – – – DSYK MacDSnalH E\ecutive :ice4resident and Chief MarOeting Oƾcer 2022 8,20 3, 30,8 ,23 ,888,88 2, 3,,8 202 30,0 20,32 8,20 380, 38,3 2,30 80, 2020 3,808 20,33 8,2 3, 22,32 ,28 8,80 DSQiniUYe MalenJant E\ecutive :ice4resident and Chief Information and 8echnology Oƾcer 2022 ,000 ,32 2,23 8,32 83,8 2,32 3,02,30 202 8,000 0,08 2,88 0,2 8,83 2,338 2,,03 2020 ,000 0,0 2,833 – 20,80 ,003,00 2,8,30 RSFert Reilly *ormer E\ecutive :ice4resident and Chief Operating Oƾcer 2022 0,0 ,,83 832,0 8,3 8,02 ,3,8 ,,88 202 3,000 ,0,3 832,3 ,0 ,30 2,20 3,,3 2020 00,000 2,33 8,3 0,02 , 20,30 2,, Extension to Notes (1) and (2) of the Summary Compensation Table on the Calculation of Grant Date Fair Value of Awards The fair value of the LTI awards reflects their expected value on the date of the grant. Since 2014, the value is calculated based on Willis Towers Watson’s expected life binomial methodology in an effort to align the valuation methodology used throughout the compensation review process for benchmarking, grant and disclosure purposes. Share-based awards represent the awards of PSUs under the Share Units Plan. Option-based awards represent the awards of stock options pursuant to the Management Long-Term Incentive Plan. The grant date fair value for PSUs and stock options considers the following assumptions: SLare&aWeH A[arHW (PSUW) (.ANUAR=) (SEPTEM&ER ) (.ANUAR=) (.ANUAR=) (FE&RUAR= ) (APRIL ) (NOVEM&ER ) (NOVEM&ER ) Closing share price on grant date C 2. 3. 33. . .2 .0 0. 0.3 6isOfree interest rate over term of the a[ardŻ 2.0 based on yield curve 2.0 based on yield curve .. based on yield curve 0.2 based on yield curve 0.2 based on yield curve 0.2 based on yield curve 0.2 based on yield curve 0.2 based on yield curve E\pected stocO price volatility over term of the a[ardŻ2 2 22 22 22 22 22 E\pected annual dividends per share C 2. 2. 2.30 2. 2. 2. 2. 2. E\pected termŻ3 3ɸyears 3ɸyears 3ɸyears 3ɸyears 3ɸyears 3ɸyears 3ɸyears 3ɸyears 6esulting fair value per unit C 6OICŻƁŻ.28ɸ 8S6ŻƁŻ. 6OICŻƁŻ82.0ɸ 8S6ŻƁŻ0.00 6OICŻƁŻ.8ɸ 8S6ŻƁŻ02. 6OICŻƁŻ0.ɸ 8S6ŻƁŻ.2 6OICŻƁŻ.3ɸ 8S6ŻƁŻ2.0 6OICŻƁŻ3.0ɸ 8S6ŻƁŻ.0 6OICŻƁŻ.ɸ 8S6ŻƁŻ23. 6OICŻƁŻ02.08ɸ 8S6ŻƁŻ3.00 OTtiSn&aWeH A[arHW (.ANUAR=) (SEPTEM&ER ) (.ANUAR=) (.ANUAR=) (FE&RUAR= ) (FE&RUAR= ) (APRIL ) (NOVEM&ER ) Closing share price on grant date C 2. 3. 33. . .2 .2 .0 0. 6isOfree interest rate over term of the a[ardŻ 2.0 to 2. based on yield curve 2.0 to 2. based on yield curve .. to 2.00 based on yield curve 0.2 to .00 based on yield curve 0.2 to .00 based on yield curve 0.2 to .00 based on yield curve 0.2 to .00 based on yield curve 0.2 to .00 based on yield curve E\pected stocO price volatility over term of the a[ardŻ2 8 8 20 2 2 22 2 2 E\pected annual dividends per share C 2. 2. 2.30 2. 2. 2. 2. 2. E\pected termŻ3 .ɸyears .ɸyears .ɸyears .ɸyears .ɸyears 3.2ɸyears .ɸyears .ɸyears 6esulting fair value per stocO option C 20.08 22.03 22.3 2.2 2. 2.38 2.8 2.2 (1) Based on the zero coupon yield curve rate commensurate with the expected term of a given award. The Willis Towers Watson expected life binomial model uses a yield curve for the risk-free interest rate (with different interest rates applying depending on the lattice node) rather than one particular rate. (2) Based on daily share prices, dividend data and average of volatilities for CN’s NYSE and TSX-listed shares for a period commensurate with the expected term of a given award. (3) Represents the period of time that awards are expected to be outstanding. For option-based awards, the Company uses the SEC Safe Harbor calculation. Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 69 2023-03-13 19:53

CN | Management Information Circular 2023 0 The share- and option-based awards are sensitive to variations in assumptions, in particular the risk-free interest rate and stock price volatility. DetailW SJ ƈAll OtLer CSQTenWatiSnƉ AQSYntW JSr , anH Ż NAME YEAR PERQUISITES AND OTHER PERSONAL &ENEFITS) (C) OTHER COMPENSATION (C) ALL OTHER COMPENSATION (TOTAL OF THE TWO PREVIOUS COLUMNS) (C) Tracy RSFinWSn 2022 Nil ESI4 employer contribution 8,2Ż2 8,2 Special Cash A[ard 00,000Ż ..ean.acUYeW RYeWt 2022 Nil ESI4 employer contribution ,Ż2 , 4ostretirement beneƼts ,000Ż3 202 Nil ESI4 employer contribution 23,32Ż2 2,2 4ostretirement beneƼts ,00Ż3 2020 Nil ESI4 employer contribution ,3Ż2 ,3 4ostretirement beneƼts ,000Ż3 GLiWlain HSYle 2022 Nil ESI4 employer contribution ,Ż2 22,3 4ostretirement beneƼts ,00Ż3 202 Nil ESI4 employer contribution 2,Ż2 2,3 4ostretirement beneƼts ,200Ż3 2020 Nil ESI4 employer contribution ,Ż2 ,3 4ostretirement beneƼts ,00Ż3 EHQSnH HarriW 2022 Nil ESI4 employer contribution 2Ż2 Special Cash A[ard 20,20 2,20 Ż Consulting Services 2,2Ż8 DSYK MacDSnalH 2022 Nil ESI4 employer contribution 2,8Ż2 ,28 4ostretirement beneƼts 3,00Ż3 202 Nil ESI4 employer contribution ,8Ż2 ,8 4ostretirement beneƼts 3,00Ż3 2020 Nil ESI4 employer contribution ,20Ż2 ,0 4ostretirement beneƼts 3,00Ż3 DSQiniUYe MalenJant 2022 Nil ESI4 employer contribution ,03Ż2 ,03 202 Nil ESI4 employer contribution ,Ż2 , 2020 Nil ESI4 employer contribution ,03Ż2 ,3,3 Special Cash A[ard ,3,00Ż RSFert Reilly 2022 Nil ESI4 employer contribution ,00Ż2 Separation 4ayment ,22,2 ,8,2 Ż 8a\ Equali^ation Amount 20,000Ż 202 Nil ESI4 employer contribution ,Ż2 32,2 8a\ Equali^ation Amount 30,0Ż 2020 Nil ESI4 employer contribution 8,3Ż2 2,3 8a\ Equali^ation Amount 2,Ż (1) This table outlines the perquisites and other compensation received by NEOs in 2022, 2021 and 2020. The amounts are calculated based on the incremental cost to the Company. Perquisites and other personal benefits include the use of a Company-leased vehicle, parking, club membership, executive physical exam, financial counselling and tax services, and certain healthcare benefits and life insurance coverage. The incremental cost to the Company is determined by the actual cost of the Company-leased vehicle (including gas and maintenance fees), parking, club membership, annual executive physical exam, financial counselling and tax services and by the cost of certain healthcare benefits and life insurance coverage in excess of that offered to salaried employees. See section “Executive Perquisites” on page 60 for more details. Perquisites and other personal benefits that amount to less than C$50,000 (in aggregate) or 10% of total salary for any of the NEOs are reported as “Nil” in this column. (2) Represents the value of the Company-match under the ESIP. See section “Employee Share Investment Plan” on page 60 for more details. (3) Represents the service cost for post-retirement benefits, if applicable. (4) Mr. Reilly was provided a benefit to maintain his compensation on a post-tax basis at a similar level had he remained in the U.S. to relocate to CN’s head office in Canada. The amount shown for 2022 represents the amount known at the record date of the Meeting and is subject to change upon finalization of his 2022 tax return. The amount shown for 2020 excludes a repayment from Mr. Reilly to CN in November 2021 related to his 2020 tax equalization calculation. Accounting for this repayment, the 2020 tax equalization amount would have been C$200,598. (5) Represents a special cash award of C$500,000 paid to Ms.Robinson upon her hire on February 28, 2022 to mitigate compensation losses incurred as a result of her departure from TC Energy and was determined based on a review of her then outstanding short- and long-term compensation, both in terms of form and timing. The special cash award is subject to a 24-month clawback provision in case of resignation or termination for cause. (6) Represents a special cash award of US$200,000 (C$260,260) paid to Mr. Harris upon his hire in November 28, 2022. The special cash award is subject to a 12-month clawback provision in case of resignation or termination for cause. (7) Represents a special cash award of US$1,000,000 (C$1,341,500) paid to Mr. Malenfant upon his hire in September 2020 to mitigate his compensation losses incurred because of his departure from Wabtec Corporation. The special cash award was subject to a 24-month clawback provision in case of resignation or termination for cause. (8) Represents income earned in a consulting capacity in 2022, prior to joining CN as EVP and COO on November 28, 2022. (9) Represents a separation payment of US$1,170,000 (C$1,522,521), made pursuant to the terms of his separation agreement with the Company. Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 70 2023-03-13 19:53

CN | Management Information Circular 2023 71 Incentive Plan Awards Share-Based and 3ption-Based Awards in The following table shows information regarding grants of PSUs made to NEOs under the Share Units Plan, grants of stock options made under the MLTIPand awards ofCompany-matched deferred share units undertheVIDPin 2022, if any. Mr. Ruestwas not awarded LTI given his retirementin 2022. NAME GRANT DATE AWARD TYPE SECURITIES, UNITS OR OTHER RIGHTS (#) END OF PLAN PERIOD OR EXPIRY DATE SHARE PRICE ON DATE OF GRANT (C) AWARD’S GRANT DATE FAIR VALUEŻ (C) Tracy RSFinWSn *ebruaryɸ28, 2022 4S9sŻ2 ,22 (ecemberɸ3, 202 .2 ,3,30 OptionsŻ3 , *ebruaryɸ28, 2032 .2 2,,3 *ebruaryɸ28, 2022 4S9sŻ2 0, (ecemberɸ3, 202 .2 ,0, OptionsŻ3 ,8 *ebruaryɸ28, 202 .2 2,8 GLiWlain HSYle .anuaryɸ2, 2022 4S9sŻ2 3,00 (ecemberɸ3, 202 . ,2,38 OptionsŻ3 3, .anuaryɸ2, 2032 . ,0,30 EHQSnH HarriW Novemberɸ28, 2022 4S9sŻ2 2,0 (ecemberɸ3, 202 0.3 2,30,3 DSYK MacDSnalH Aprilɸ28, 2022 4S9sŻ2 3, (ecemberɸ3, 202 .0 38,83 OptionsŻ3 2,8 Aprilɸ28, 2032 .0 3, Novemberɸ, 2022 4S9sŻ2 3 (ecemberɸ3, 202 0. 0,0 OptionsŻ3 3,33 Novemberɸ, 2032 0. 8,8 DSQiniUYe MalenJant .anuaryɸ2, 2022 4S9sŻ2 ,82 (ecemberɸ3, 202 . 8,8 OptionsŻ3 33, .anuaryɸ2, 2032 . 803,3 *ebruaryɸ8, 2022 (S9sŻ ,3 Cessation of Employment .3 22,2 RSFert Reilly .anuaryɸ2, 2022 4S9sŻ2 Ż 3,00 (ecemberɸ3, 202 . ,2,38 OptionsŻ3 Ż 3, .anuaryɸ2, 2032 . ,0,30 *ebruaryɸ8, 2022 (S9sŻ Ż ,2 Cessation of Employment .3 232, (1) The grant date fair values reported for PSUs and stock options are calculated using the same assumptions as described in the extension to notes (1) and (2) of the “Summary Compensation Table in Canadian Dollars” on page 67. (2) The PSUs granted in 2022 were made under the Share Units Plan. The payout of PSUs granted in 2022 to NEOs is subject to two distinct performance measures: 60% of the PSU award is subject to the achievement of PSU-ROIC objectives for the period ending on December 31, 2024, and to the attainment of a minimum average closing share price established at the beginning of the cycle. The remaining 40% is subject to the TSR performance of CN measured against two comparator groups i) selected Class I railroads; and ii) S&P/TSX 60 companies for the period ending on December 31, 2024. Details are described under “Performance Share Units: 2022 Award” on page 58. (3) The stock options granted in 2022 were made under the MLTIP and vest over a period of five years, with 20% of the stock options vesting at each anniversary date of the award. Unexercised stock options shall expire on the tenth anniversary of the date of the award. Stock options granted to Ms. Robinson under a special make-whole award upon her hire include five-year term stock options with two-year vesting. See section “Management Long-Term Incentive Plan” on page 73 for a description of the plan. (4) The DSUs represent the 25% Company-match granted upon the deferral of AIBP payouts. The Company-matched DSUs vest over four years, at a rate of 25% per year. See section “Deferred Compensation Plans” on page 75 for a description of the plan. (5) As per the Share Units Plan, the 2022 share-based award for Mr. Reilly was partially forfeited upon his departure in November 2022 based on active service over the three-year period. (6) As per the MLTIP, the 2022 option-based award for Mr. Reilly was forfeited upon his departure in November 2022. (7) As per the terms of the plan, 100% of these Company-match deferred share units were forfeited upon his departure in November 2022. 3utstanding Share-Based Awards and 3ption-Based Awards The following table shows all awards made to NEOs and outstanding on December 31, 2022. OPTION-BASED AWARDSŻ SHARE-BASED AWARDS NAME NUMBER OF SECURITIES UNDERL=ING UNEXERCISED OPTIONS (#) GRANT CURRENCY OPTION EXERCISE PRICEŻ2 (C) OPTION EXPIRATION DATE VALUE OF UNEXERCISED IN-THE-MONEY OPTIONSŻ3 (C) NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTEDŻ (#) MARKET OR PA=OUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTEDŻ (C) MARKET OR PA=OUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTEDŻ (C) Tracy RSFinWSn , US$ 8.0 20320228 2,0 ,3 ,,3 – ,8 C .2 2020228 ..ean.acUYeW RYeWt 30,000 US$ 0. 203028 38,3,8 0,30 ,32,0 ,0, 3,000 US$ 28. 2030030 ,000 US$ 3.20 20203 ,03 US$ 22.22 202802 ,38 US$ 0.0 202802 ,2 US$ .0 20202 ,0 US$ . 202028 ,00 US$ 0.8 20202 30,00 US$ . 2020203 GLiWlain HSYle 3, US$ . 203202 ,,00 3,00 2,0, 0,3,0 ,0 US$ 0. 203028 ,0 US$ 28. 2030030 2,28 US$ 3.20 20203 0,08 US$ 0.0 202802 ,8 US$ .0 20202 8,0 US$ 8.2 20202 0, C . 202028 ,82 C 8. 20202 8,20 C 8. 2020203 EHQSnH HarriW – – – – – 2,0 3,, – Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 71 2023-03-13 19:53

CN | Management Information Circular 2023 2 OPTION-BASED AWARDSŻ SHARE-BASED AWARDS NAME NUMBER OF SECURITIES UNDERL=ING UNEXERCISED OPTIONS (#) GRANT CURRENCY OPTION EXERCISE PRICEŻ2 (C) OPTION EXPIRATION DATE VALUE OF UNEXERCISED IN-THE-MONEY OPTIONSŻ3 (C) NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTEDŻ (#) MARKET OR PA=OUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTEDŻ (C) MARKET OR PA=OUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTEDŻ (C) DSYK MacDSnalH 3,33 US$ .8 20320 3,,23 ,80 ,2,00 2,, 2,8 C .0 2032028 ,3 C 33. 203028 ,08 C 2. 2030030 2,22 C 0. 20203 ,32 C .0 202808 8,02 C .02 202802 8, C . 20202 8,302 C . 202028 ,0 C 8. 20202 DSQiniUYe MalenJant 33, US$ . 203202 ,0,00 22,0 3,2,30 3,338, 3,2 US$ 0. 203028 3,0 US$ 2.0 203000 RSFert Reilly , US$ 0. 203028 8,0 ,Ż 2,28,02Ż8 ,0,Ż8 (1) Includes all stock options granted under the MLTIP and outstanding on December 31, 2022. (2) Where applicable, stock option exercise prices in U.S. dollars resulting from stock option grants to NEOs made in U.S. dollars were converted to Canadian dollars using the December 31, 2022, exchange rate of US$1.00 = C$1.3554. The conversion of these option exercise prices results in different Canadian dollar equivalent values for stock option grants made in U.S. dollars when compared to the values presented in the “Share-Based and Option-Based Awards in 2022” table on page 71, under the “Share Price on Date of Grant” column. The following table presents the option exercise prices that were converted to Canadian dollars based on the December 31, 2022 exchange rate: OPTION EXPIRATION DATE OPTION EXERCISE PRICE (US) OPTION EXERCISE PRICE (C) 20320 . .8 2032028 2. .22 20320228 23. 8.0 203202 8.8 . 203028 0.02 0. 203000 0.28 2.0 2030030 . 28. 20203 83.2 3.20 OPTION EXPIRATION DATE OPTION EXERCISE PRICE (US) OPTION EXERCISE PRICE (C) 202808 8.2 20. 202802 0. 22.22 202802 8.0 0.0 20202 0.3 .0 20202 3. 8.2 202028 2.8 . 20202 .00 0.8 2020203 2.3 . (3) The value of unexercised in-the-money stock options at financial year-end for stock options granted to NEOs in Canadian dollars is the difference between the closing share price of the common shares on December 31, 2022, on the TSX (C$160.84) and the exercise price. The value of unexercised in-the-money stock options at financial year-end for stock options granted to NEOs in U.S. dollars is the difference between the closing share price of the common shares on December 31, 2022, on the NYSE (US$118.88) converted to Canadian dollars based on the December 31, 2022, exchange rate of US$1 = C$1.3554 (i.e. US$118.88 × 1.3554 = C$161.13) and the exercise price converted to Canadian dollars using this same exchange rate. Please refer to Note 2 of this table for additional details. This value has not been and may never be realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise. (4) Includes all PSUs outstanding on December 31, 2022, that have not vested on such date under the Share Units Plan. Payouts for these units are conditional upon meeting performance measures and a minimum share price condition that may or may not be achieved. For Mr. Malenfant and Mr. Reilly, the value also includes the Company-matched DSUs outstanding on December 31, 2022 (1,413 and 1,462 units respectively) that have not vested on such date under the VIDP. Under the plan, company-match DSUs vest over four years, at a rate of 25% per year. (5) The value of outstanding share units awarded under the Share Units Plan in Canadian dollars is based on the closing price of the common shares on the TSX on December 31, 2022 (C$160.84). The value of outstanding share units awarded under the Share Units Plan in U.S. dollars is based on the closing price of the common shares on the NYSE on December 31, 2022 (US$118.88), converted to Canadian dollars based on the December 31, 2022 exchange rate of US$1 = C$1.3554 (i.e. US$118.88 × 1.3554 = C$161.13). The values assume that the target average Relative TSR and PSU-ROIC objectives (i.e. 100%) and the minimum share price condition are met. In accordance with the Share Units Plan, a performance vesting factor between 0% and 200% will apply to the awarded share units. For Mr. Malenfant and Mr. Reily, the value of the Company-matched DSUs awarded under the VIDP is based on the closing price of the common shares on the TSX on December 31, 2022, and is equivalent to C$227,338 and C$235,145 respectively. (6) Includes the value as at December 31, 2022 of the 2020 PSU awards granted under the Share Units Plan. The value is based on the closing price of the common shares on the TSX on December 31, 2022 (C$160.84) for grants made in Canadian dollars and based on the closing price of the common shares on the NYSE on December 31, 2022 (US$118.88) converted to Canadian dollars based on the December 31, 2022 exchange rate of US$1 = C$1.3554 (i.e. US$118.88 × 1.3554 = C$161.13) for grants made in U.S. dollars. The payout of the 2020 PSUs awards was subject to two distinct performance measures: 60% of the 2020 PSU award was subject to the achievement of PSU-ROIC objectives for the period ending on December 31, 2022, and to the attainment of a minimum average closing share price established at the beginning of the cycle of C$118.56 or US$90.06. The average PSU-ROIC for the period ended on December 31, 2022 was 14.7%, exceeding the target for the plan period, and the minimum share price condition was met. The PSU-ROIC performance vesting factor was therefore 120.0%. The remaining 40% was subject to the TSR performance of CN measured against two comparator groups i) selected Class I railroads; and ii) S&P/TSX 60 companies for the period ending on December 31, 2022. The Relative TSR performance of CN resulted in a Relative TSR performance vesting factor of 162.3%. The 2020 PSU awards were equity-settled for all NEOs on February 27, 2023. Also includes the value as at December 31, 2022 of the DSUs that have vested under the terms of the VIDP based on the closing share price of the Company’s common shares on the TSX of C$160.84. Units held under this deferred compensation plan are only payable upon cessation of employment (please refer to page 75 for more details on the “Deferred Compensation Plans”). The following table provides the breakdown, for each of the NEOs, of the market value of vested share-based awards that were not paid out or distributed on December 31, 2022: MarOet Sr PaySYt ValYe SJ VeWteH SLare&aWeH A[arHW NSt PaiH OYt Sr DiWtriFYteH NAME PSUs (C) ACCUMULATED DSUs (C) TOTAL (C) Tracy RSFinWSn – – – ..ean.acUYeW RYeWt ,0, – ,0, GLiWlain HSYle 3,20,3 ,,02 0,3,0 EHQSnH HarriW – – – DSYK MacDSnalH 2,3 ,82,8 2,, DSQiniUYe MalenJant 2,0,8 30,8 3,338, RSFert Reilly 3,330,Ż ,0,80 ,0, (7) Number of units shown include units that were forfeited as per the terms of the plan. As per the Share Units Plan, the 2020, 2021 and 2022 share-based awards to Mr. Reilly were prorated upon his departure in November 2022, based on active service over the three-year period applicable to the respective PSUs. (8) Amounts shown include units that were forfeited as per the terms of the plan. As per the Share Units Plan, the 2020, 2021 and 2022 share-based awards to Mr. Reilly were prorated upon his departure in November 2022, based on active service over the three-year period applicable to the respective PSUs. (9) Amount shown includes units that were forfeited as per the terms of the plan. As per the Share Units Plan, the 2020 share-based award to Mr. Reilly was prorated upon his departure in November 2022, based on active service over the three-year period applicable to the respective PSUs. Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 72 2023-03-13 19:53

CN | Management Information Circular 2023 3 Incentive Plan AwardsŻƁŻ:alue :ested or )arned During the =ear The following table shows the value from incentive plans vested or earned by NEOs under the Company’s incentive plans, including the annual incentive bonus, PSUs, DSUs and stock options earned during the financial year ended December 31, 2022. NAME OPTION-BASED AWARDS Ɓ VALUE VESTED DURING THE YEARŻ (C) SHARE-BASED AWARDS Ɓ VALUE VESTED DURING THE YEARŻ2 (C) NON-EQUITY INCENTIVE PLAN COMPENSATION Ɓ VALUE EARNED DURING THE YEARŻ3 (C) Tracy RSFinWSn – – ,8,230 ..ean.acUYeW RYeWt ,, ,0, 8,3 GLiWlain HSYle 2,3,38 3,20,3 8,2 EHQSnH HarriW – – 03,28 DSYK MacDSnalH 30, 2,3 , DSQiniUYe MalenJant 22,30 2,0,8 82,2 RSFert Reilly 88,83 3,330,Ż 88,88 (1) Represents the value of the potential gains from stock options granted under the MLTIP in 2018, 2019, 2020 and 2021 that vested during the 2022 financial year. Grants made prior to 2020 all vest over four years, with 25% of stock options vesting on each anniversary date, while grants made in or after 2020 vest over five years, with 20% of stock options vesting on each anniversary date (see section “Management Long-Term Incentive Plan” starting on page 73 for a description of the Plan). The potential gains are calculated as the difference between the closing price of the common shares on each of the stock option grant anniversary dates in 2022 and the exercise price, converted to Canadian dollars when applicable using the exchange rate on such vesting date (see “Currency Exchange Information” on page 79). This value has not been and may never be, realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise. (2) Includes PSUs granted in 2020 that vested on December 31, 2022 under the Share Units Plan and the Company-matched DSUs that vested during the year. The PSU values included in the table have been calculated by multiplying the number of units granted by the applicable performance vesting factors (120.0% for ROIC units and 162.3% for TSR units) and by the closing price on the common shares on the NYSE on December 31, 2022 (US$118.88), converted to Canadian dollars based on the December 31, 2022 exchange rate of US$1 = C$1.3554 (i.e. US$118.88 × 1.3554 = C$161.13). The 2020 PSU awards were equity-settled for all NEOs on February 27, 2023. (3) Represents the amount of bonus earned under the AIBP for the financial year ended on December 31, 2022. (4) Amount shown includes units that were forfeited as per the terms of the plan. As per the Share Units Plan, the 2020 share-based award to Mr. Reilly was prorated upon his departure in November 2022, based on active service over the three-year period applicable to the respective PSUs. Incentive Plan AwardsŻƁŻ:alue of )xercised Stock 3ptions and Performance Share 9nits Paid During the =ear The following table lists the number of shares acquired and the value realized as a result of stock options exercised by NEOs in 2022 as well as PSUs that vested on December 31, 2022. For stock options exercised, the value realized is calculated by multiplying the number of shares acquired by the difference between the exercise price and the market price of CN common shares on the exercise date. STOCK OPTIONS PSUs NAME NUMBER OF SHARES ACQUIRED ON EXERCISE VALUE REALI>ED ON EXERCISE (C) VALUE REALI>ED ON DECEM&ER , (C) TOTAL VALUE REALI>ED (C) Tracy RSFinWSn – – – – ..ean.acUYeW RYeWt 30,00 2,8,2 ,0, 8,8,023 GLiWlain HSYle 8,80 ,03 3,20,3 ,,8 EHQSnH HarriW – – – – DSYK MacDSnalH – – 2,3 2,3 DSQiniUYe MalenJant – – 2,0,8 2,0,8 RSFert Reilly ,30 2,, 3,330,Ż ,88,2 (1) Amount shown includes units that were forfeited as per the terms of the plan. As per the Share Units Plan, the 2020 share-based award to Mr. Reilly was prorated upon his departure in November 2022, based on active service over the three-year period applicable to the respective PSUs. Management Long-Term Incentive Plan The MLTIP was approved by the Company’s shareholders on May 7, 1996 and amended on April 28, 1998; April 21, 2005; April 24, 2007; March 4, 2008; January 27, 2015; January 1, 2019, and on January 1, 2020. Eligible participants under the MLTIP are employees of the Company or its affiliates as determined by the Board. Grants cannot be made to non-employee directors under the MLTIP. The maximum number of common shares that may be issued under the MLTIP is 120,000,000. The following table provides information on the status of the reserve and the number of shares issued and issuable under the MLTIP, as at February 28, 2023. Stock 3ptions 3utstanding and Available for Grant as of February , NUMBER OF COMMON SHARES (#) OF OUTSTANDING COMMON SHARES StocO options already granted and outstanding 3,,8 0. StocO options issuable under the M08I4 2,,3 . Shares issued follo[ing the e\ercise of stocO options 03,0, .8 Stock 3ptions Granted under the 10TIP as at December , , and The following table presents information concerning stock options granted under the MLTIP as at December 31 of the years indicated. Number of stocO options granted during the year , 0,0 8,3 Number of employees [ho [ere granted stocO options 203 20 Number of stocO options outstanding at yearend ,, 3,8,83 3,30,3 ;eighted average e\ercise price of stocO options outstanding C. C0.32 C. Number of stocO options granted as a of outstanding sharesŻ . 0.0 0. Number of stocO options e\ercised , 28,323 8, (1) Annual burn rate, as calculated in accordance with Section 613(p) of the TSX Company Manual. Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 73 2023-03-14 16:20

CN | Management Information Circular 2023 74 As per the terms of the MLTIP, the maximum number of common shares that may be issued and/or be the subject of a grant to any one participant in a particular year is 20% of the awards in that year. The maximum aggregate number of common shares, with regard to which awards may be made to any participant under the MLTIP and under any other plan, which the Company has or may eventually have, shall not exceed 5% of the common shares issued and outstanding. The maximum number of common shares that may be issued to insiders, at any time, under all security-based compensation, cannot exceed 10% of the issued and outstanding common shares. Also pursuant to the March 8, 2005 amendment, the maximum number of common shares with regard to which awards may be made during a calendar year is limited to 1% of the outstanding common shares at the beginning of that year. As demonstrated in the previous table, the number of stock options granted as a percentage of outstanding shares is well below the 1% limitation. Stock options are non-transferable except, in certain circumstances, upon the death of the holder of such stock options. Stock 3ption Features GRANT CURRENCY SAME CURRENC= AS THE RECIPIENTƅS SALAR= E\erciWe Price At least equal to the closing share price of the common shares on the 8S< orɸthe N=SE depending on the grant currency on the grant date. TerQ 0 years VeWtinK Criteria StocO options may become e\ercisable on the anniversary date ƈconventional stocO optionsƉ andor upon meeting performance targets ƈperformance optionsƉ as established for each grant. Since 200, grants have been of conventional stocO options, [hich vest over four years, [ith 2 of stocO options vesting on each anniversary. Effective .anuaryɸ, 2020, grants vest over Ƽve years, [ith 20 of stocO options vesting on each anniversary. TerQinatiSn CSnHitiSnW StocO options shall be cancelled upon the termination of a participantƅs employment for cause or if the participant voluntarily terminates employment. In the event that a participantƅs employment is terminated by the Company other than for cause, all stocO options held by such participant continue to vest and shall be cancelled three months after termination of the participantƅs employment. *or a[ards made inɸ20 and before, all vested stocO options at time of termination held by such participant shall be cancelled three months after termination of the participantƅs employment, and all unvested stocO options at time of termination shall be cancelled at termination. In the case of retirement, stocO options continue to vest and shall be cancelled four years after the retirement date. *or a[ards made inɸ20 and before, stocO options continue to vest and shall be cancelled three years after the retirement date. Since .anuaryɸ, 20, in the event of a participantƅs death, all available stocO options immediately vest and may be e\ercised by the estate [ithin a period of t[elve months from the date of death. In the event noncompete, nonsolicitation, conƼdentiality or other conditions of the grant are breached, stocO options shall be forfeited and cancelled. 8hese conditions are subNect to the discretion of the Committee. At the 2007 annual Meeting, shareholders approved an ordinary resolution confirming the addition of new amendment provisions to the MLTIP. Such amendment provisions state that the Board or the Committee, as provided in the MLTIP or pursuant to a specific delegation and in accordance with applicable legislation and regulations, may amend any of the provisions of the MLTIP or suspend or terminate the MLTIP or amend the terms of any then outstanding award of stock options under the MLTIP (“options”) provided the Company obtains shareholder approval for: (i) Any amendment to the maximum number of common shares issuable under the MLTIP, except for adjustments in the event that such shares are subdivided, consolidated, converted or reclassified by the Company or that any other action of a similar nature affecting such shares is taken by the Company (a “Share Adjustment”); (ii) Any amendment which would allow non-employee directors to be eligible for new awards under the MLTIP; (iii) Any amendment which would permit any Option granted under the MLTIP to be transferable or assignable other than by will or pursuant to succession laws (estate settlements); (iv) The addition of a cashless exercise feature, payable in cash or common shares, which does not provide for a full deduction of the number of underlying shares from the MLTIP reserve; (v) The addition in the MLTIP of deferred or performance share unit provisions or any other provisions which result in participants receiving common shares while no cash consideration is received by the Company; (vi) Any reduction in the exercise price of an Option after the Option has been granted to a participant or any cancellation of an Option and the substitution of that Option by a new Option with a reduced exercise price granted to the same participant, except in the case of a Share Adjustment; (vii) Any extension to the term of an outstanding Option beyond the original expiry date, except in the case of an extension due to a blackout period; (viii) Any increase to the maximum number of common shares that may be issued: a. Under the MLTIP to any participant during any calendar year; or b. Under the MLTIP and under any other plan to any participant; and (ix) The addition in the MLTIP of any form of financial assistance and any amendment to a financial assistance provision, which is more favourable to participants. No amendment, suspension or termination shall, except with the written consent or the deemed consent of the participants concerned, affect the terms and conditions of options previously granted under the MLTIP, unless the rights of the participants have terminated in accordance with the MLTIP. On March 4, 2008, the MLTIP was amended to include a “double-trigger provision”. Pursuant to such provisions, provided that a proper substitute is granted, the vesting of non-performance-based stock options held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason (refer to “Change of Control Provisions” on page 60 for more details on such amendments). On January 27, 2015, the MLTIP was amended to make certain changes to the retirement definition. Before January 27, 2015, the retirement definition of the MLTIP was based on the retirement definition of pension plans. All reporting and non-reporting Company insiders were subject to a retirement definition providing for a minimum retirement age of 55. The amended retirement definition maintains the retirement age at 55 and introduces a minimum continuous service condition of five years to be eligible for continued vesting and exercise of stock options upon retirement. In late 2018, the Board approved changes to the MLTIP which became effective as of January 1, 2019. The retirement definition of the MLTIP was amended for awards made in 2019 and after, to the earlier of (i) 55 years of age and 12 years of continuous service, or (ii) 60 years of age and seven years of continuous service. Another amendment was also made to remove the three-month continued vesting provision in case of involuntary termination without cause for awards made in 2019 and after. The vested stock options at the time of involuntary termination without cause remain exercisable for a period of three months from the termination date; however no stock options become vested during such three-month period. Finally, the MLTIP was amended to provide immediate vesting of all stock options in case of death of the participant. In July 2019, the Board approved changes to the MLTIP that became effective as of January 1, 2020. The vesting period of the stock options for awards made in 2020 and after was increased from a four-year period, with 25% of the stock options granted that vest on each anniversary date over the first four years of the grant, to a five-year period, with 20% of the stock options granted that vest on each anniversary date over the first five years of the grant. Finally, the time period to exercise stock options upon retirement for awards made in 2020 and after was increased from three to four years following the retirement date to align with the change to the vesting period. Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 74 2023-03-13 19:53

CN | Management Information Circular 2023 75 Deferred Compensation Plans The VIDP was introduced by the Company in 2002. This plan allows NEOs and other executives to elect to defer up to 100% of their annual bonus into DSUs remitted upon retirement or termination of employment. A DSU is equivalent to a common share of the Company and earns notional dividends, which are re-invested into additional DSUs, when cash dividends are paid on the Company’s common shares. The amount deferred is converted into a number of units at the deferral date, using the closing share price on the deferral date. Deferral elections are made at least six months prior to the end of the performance period of the incentive plan. The maximum total amount participants can defer to DSUs is equivalent to their ownership requirement under the Stock Ownership guidelines (see section on “Stock Ownership” under “Other Key Compensation Programs of the Company” on page 60 for a detailed description). The Company also credits a Company match equal to 25% of the number of DSUs resulting from an eligible deferral. These Company-matched DSUs vest over a period of four years (25% per year) from the deferral date. Due to its tax effectiveness and the additional match provided by the Company, this plan offers an opportunity for executives to increase their ownership in CN, linking their future returns to the share price performance. In October 2014, CN modified its VIDP to settle future award payouts in CN common shares purchased on the open market rather than cash. The changes affect DSU awards made in 2016 and after. As a result, amounts deferred in DSUs after January 1, 2016 are settled in shares upon retirement or termination (including vested Company-matched DSUs as well as notional dividends accrued over the deferral period and subject to mandatory waiting periods or monthly instalments for eligible U.S. taxpayers). Following the modification of the VIDP, eligible employees were offered a one-time election to settle past DSU awards in CN common shares purchased on the open market rather than cash and according to the plan terms. No modification to the nature of the deferrals under the AIBP plan can be made, unless the Board approves an amendment to the plans. Employment Arrangements President and C)3 The Company has entered into a written employment arrangement with the President and CEO at the time of her appointment effective February 28, 2022. As President and CEO, she is eligible for the same compensation, benefit plans and programs as the other executives except for the following, pursuant to her employment arrangement: • Under the AIBP, her target payout for 2022 was set at 140% of base salary with a payout ranging from 0% to 280%. • Ms. Robinson is subject to a share ownership guideline of eight times base salary, to be achieved by the fifth anniversary of her start date. • A special make-whole award of C$1,675,000 was provided to Ms. Robinson to mitigate the forfeiture of compensation she incurred by leaving TC Energy. The make-whole award was determined based on a review of her outstanding incentive compensation awards that were forfeited, both in terms of form and timing. The special award included a combination of cash, standard CN PSUs and five-year term CN Stock Options with two-year vesting. This combination was intended to provide an equivalent replacement for her forfeited compensation while also providing retentive value. The make-whole award is subject to a 24-month clawback provision in case of resignation or termination for cause and PSUs and Stock Options are subject to non-compete provisions. • Additionally, CN has provided Ms. Robinson with certain severance and termination provisions deemed to be appropriate in the circumstances surrounding her recruitment as President and CEO. Pursuant to her employment arrangements, these include a severance amount in the event of an involuntary termination without cause equal to two times annual base salary plus two times target annual bonus under the AIBP. Pension Plan Benefits Pension Plans and 3ther Retirement Arrangements CN Pension Plan (“CNPP”) and CN Pension Plan for Senior Management (“CNPPSM”) Messrs. Houle and MacDonald participate and Mr. Ruest participated in the CNPP and CNPPSM, which are federally-registered defined benefit pension plans designed to provide retirement benefits based on pensionable years of service and highest average earnings. Highest average earnings are defined as the average pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is greater. Effective April 1, 2024, all non-unionized employees participating in the CNPP and CNPPSM will be transferred to CN’s defined contribution retirement plans. Accumulation of pensionable service and increases in pensionable earnings after March 31, 2024 will not be included in the calculation of CNPP and CNPPSM benefits. Under the CNPP, pensionable earnings consist of base salary and overtime. Under the CNPPSM, pensionable earnings include base salary, overtime, and bonuses paid by the Company under the AIBP, up to the employee’s target bonus level. In 2022, the aggregate annual retirement benefit payable under both plans was subject to a maximum of C$3,420 per year of pensionable service and was calculated as follows: • 1.7% of highest average earnings up to the average year’s maximum pensionable earnings (the “YMPE”) as defined under the Quebec/Canada Pension Plan, multiplied by the number of years of pensionable service (maximum 35 years) Plus, • 2.0% of highest average earnings in excess of the YMPE, multiplied by the number of years of pensionable service (maximum 35 years). Under both the CNPP and CNPPSM, if the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement from active employment, the participant is eligible to receive an immediate, unreduced pension, subject to the Company’s consent. Retirement benefits vest immediately when participation begins. Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 75 2023-03-13 19:53

CN | Management Information Circular 2023 76 Special Retirement Stipend Executives and senior management employees who participate in the CNPP also participate in a non-registered, supplemental executive retirement program called the Special Retirement Stipend (the “SRS”). SRS participants enter into an agreement with the Company, which includes confidentiality, non-compete, and non-solicitation clauses. Messrs. Ruest, Houle and MacDonald have each signed a SRS agreement. The annual amount payable under the SRS equals 2% of the employee’s highest average earnings in excess of the average earnings that result in the maximum pension payable under the CNPP and CNPPSM (C$180,735 in 2022), multiplied by the number of years of pensionable service (maximum 35 years). Effective April 1, 2024, all participants of the SRS will be transferred to CN’s defined contribution retirement plans. Accumulation of pensionable service and increases in pensionable earnings after March 31, 2024 will not be included in the calculation of SRS benefits. Earnings consist of base salary and bonuses paid by the Company under the AIBP, up to the employee’s target bonus level. If the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement, the participant is eligible to receive an immediate, unreduced SRS benefit, subject to the conditions set out in the SRS agreement. SRS benefits for employees who entered into an SRS agreement prior to July 1, 2002, vest after two years of employment. For employees who entered into an SRS agreement on or after July 1, 2002, the SRS benefits become vested if the employee remains in active service for two years and until the age of 55. In any case, SRS benefits become vested if the employee is involuntarily terminated from employment without cause. SRS retirement benefits are paid out of operating funds. Mr. Ruest’s annual benefit payable under the SRS is capped at C$1,000,000. (eƼned ContriFution Pension PPan for Executives and 7enior Management (“DCPP”) Ms. Robinson and Mr. Malenfant participate in the DCPP. The DCPP is a federally-registered defined contribution pension plan that was introduced for executives and senior management employees on January 1, 2006. For non-unionized employees other than executives and senior management, a separate defined contribution plan was also introduced on the same date. Executives and senior management employees hired prior to January 1, 2006, had a one-time opportunity to either join the DCPP or maintain participation in the CNPP and CNPPSM mentioned above. Messrs. Ruest, Houle and MacDonald elected to remain in the CNPP and CNPPSM. Executives and senior management employees hired on or after January 1, 2006, automatically join the DCPP. Effective April 1, 2024, all non-unionized employees participating in the CNPP and CNPPSM will be transferred to the DCPP. Executives participating in the DCPP contribute a specific percentage of their pensionable earnings into their account and the Company contributes the same percentage, subject to the maximum contribution imposed by the Canadian Income Tax Act (C$30,780 in 2022). The contribution percentage for executives depends on age and service as follows: POINTS (SUM OF AGE AND SERVICE) OF PENSIONA&LE EARNINGS 9p to 3 0ŻƁŻ 0ŻƁŻ 8 0 and above Pensionable earnings include base salary and bonuses payable under the AIBP up to the employee’s target level. All contributions vest immediately and are invested in various investment funds as selected by the participant. No withdrawals or distributions are permitted prior to employment termination. (eƼned ContriFution 7uppPementaP Executive 6etirement PPan (“DC SERP”) Ms. Robinson and Mr. Malenfant participate in the DC SERP. The DC SERP is a non-registered defined contribution pension plan designed to provide executives and senior management employees with retirement benefits in excess of the Canadian Income Tax Act limit applicable to the DCPP described above. Once contributions have reached the limit prescribed by the Canadian Income Tax Act in the DCPP in a given year, an amount equal to employer and employee contributions in excess of the limit is gradually credited by the Company into a notional account under the DC SERP. These notional contributions vest after two years of employment. Employees do not contribute to the DC SERP. By default, notional contributions accrue investment credits using investment options as selected by the participant in the DCPP. However, participants can make a different investment election under the DC SERP. No withdrawals or distributions are permitted prior to employment termination. Payment of DC SERP benefits accrued since January 1, 2011 are subject to certain confidentiality, non-compete, non-solicitation, and other covenants. Canadian National Railway Company Savings Plan for U.S. Operations (“401(k) Plan”) Mr. Harris participates and Mr. Reilly participated in the 401(k) Plan, which is a defined contribution retirement plan qualified under Section 401(a) of the Internal Revenue Code offered to U.S.-based CN employees. Non-unionized employees participating in the 401(k) Plan may elect to defer up to 100% of their pensionable earnings in the plan and the Company contributes an amount equal to 50% of the first 6% of the pensionable earnings an employee elects to defer to the 401(k) Plan (“Matching Contribution”). Both employee deferrals and Matching Contributions are subject to annual limits imposed by the U.S. Internal Revenue Code. All Matching Contributions vest immediately. Under the defined contribution component of the 401(k) Plan, the Company makes an additional contribution for non-unionized employees of 3.5% of pensionable earnings (“Management Contribution”). Management Contributions vest after three years of employment. No Management Contribution is made for employees who have 35 years or more of pensionable service. Pensionable earnings include base salary and are subject to the annual compensation limit imposed by the Internal Revenue Code (US$305,000 in 2022). The total of all contributions to the 401(k) Plan – employee deferrals, Matching Contributions and Management Contributions for any employee in a plan year are subject to an annual limit imposed by the Internal Revenue Code (US$61,000 in 2022). All contributions are invested in various investment funds as selected by the participant. Canadian 2ationaP 6aiP[a] (eƼned ContriFution 7uppPementaP Executive Retirement Plan (“US DC SERP”) Mr. Reilly participated in the US DC SERP. The US DC SERP is a non-qualified defined contribution pension plan designed to provide U.S.-based CN executives and senior management employees with supplemental retirement benefits in addition to the 401(k) Plan described above. The Company credits contributions to a notional account under the US DC SERP. Employees do not contribute to the US DC SERP. The annual contribution percentage credited to executives by the Company depends on age and service as follows: POINTS (SUM OF AGE AND SERVICE) OF PENSIONA&LE EARNINGS 9p to 3 0 Ɓ 0 Ɓ 0 and above 8 Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 76 2023-03-13 19:53

CN | Management Information Circular 2023 77 Pensionable earnings include base salary and bonuses payable under the AIBP up to the employee’s target level. These notional contributions vest after two years of employment. A participant’s notional contributions accrue investment credits as if invested in a default investment option unless the participant makes other investment elections. No withdrawals or distributions are permitted prior to employment termination. Distributions after termination of employment are made in the number of instalments elected by the participant. Payment of US DC SERP benefits accrued since January 1, 2011 are subject to certain confidentiality, non-compete, non-solicitation, and other covenants. Defined Benefit Plans Table The following amounts have been calculated using the actuarial assumptions disclosed in Note 18 — Pensions and Other Post-retirement Benefits of the 2022 Annual Report and in Note 17 — Pensions and Other Post-retirement Benefits of the 2021 Annual Report, available on the Company’s website at www.cn.ca and on SEDAR at www.sedar.com. The amounts calculated in this table are estimates only and are based on assumptions, which may or may not materialize. Amounts shown in this table include pension benefits from the Company’s defined benefit registered pension plans and non-registered supplemental pension arrangements for 2022 and are in Canadian dollars. NAME NUMBER OF YEARS OF CREDITED SERVICE AS OF DECEM&ER , (#) ANNUAL &ENEFITS PA=A&LE OPENING PRESENT VALUE OF DEFINED BENEFIT O&LIGATIONŻ (C) COMPENSATOR= CHANGE (C)Ż CLOSING PRESENT VALUE OF DEFINED BENEFIT O&LIGATIONŻ (C) AT YEAR ENDŻ2 (C) AT AGE Ż3 (C) SERVICE COST IMPACT OF SALAR= BONUSŻ IMPACT OF PLAN CHANGES TOTAL NON- COMPENSATORY CHANGEŻ (C) ..ean.acUYeW RYeWt 2.2Ż 82,000Ż 82,000Ż ,2,000 2,000 – – 2,000 2,38,000 2,0,000 GLiWlain HSYle 2.32 2,000 ,000 0,03,000 30,000 20,000 – ,000 ,823,000 8,80,000 DSYK MacDSnalH 33.33 0,000 ,000 8,23,000 2,000 2,2,000Ż8 – 2,38,000 2,,000 8,03,000 (1) The change in present value that is attributable to compensation includes the service cost net of employee contributions, the impact of any increase in earnings in excess or below what was assumed to be granted in the future and the impact of plan changes. The service cost net of employee contributions is the estimated value of the employer portion of benefits accrued during the calendar year. (2) Annual benefits payable at year end represent accrued benefits as at December 31, 2022 (based on service and pay up to December 31, 2022), payable at age 65 or at unreduced retirement date, if earlier. Actual benefits payable at year end would have been reduced for employees not yet eligible for unreduced benefits. (3) The projected pension reflects the retirement plans changes effective on April 1, 2024. Pensionable earnings and service up to March 31, 2024, if applicable, are used in the calculation. The projected pension is based on current compensation levels and assumes the executive will receive 80% of his target bonus for years 2023 to 2024. 2024 bonus, which will be paid in 2025, will be pensionable at a rate of 3/12 to account for the period prior to the retirement plans changes effective April 1, 2024 if still actively employed on December 31, 2024. (4) The present value of the defined benefit obligation is the value of the benefits accrued for all service to the specified point in time. (5) Highest average earnings are defined as the average pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is greater. The impact of salary/bonus is nil for Mr. Ruest because the impact of the actual average earnings at his actual retirement on March 31, 2022 is not linked to a change in the remuneration but to a change in the retirement date (previously assumed to be December 31, 2021) and is thus considered as retirement experience and included in the non compensatory change. (6) The change in present value that is attributable to non-compensatory elements includes changes in assumptions, change in currency, interest cost, employee contributions, any benefit payments and experience gains and losses (other than for difference in earnings). The impact on the present value at the end of 2022 relating to non-compensatory elements was mainly due to an increase in the discount rate, benefit payments for Mr. Ruest and experience gains when applicable. This was partially offset by interest on the benefit obligation and an increase in the currency exchange rate. (7) Mr. Ruest retired effective March 31, 2022 with an annual pension of C$892,000 (from registered plans and SRS). His service reflects the service accrued up to his actual retirement date. (8) Represents a one-time value increase as a result of Mr. MacDonald’s appointment as Executive Vice-President and Chief Marketing Officer. Defined Contribution Plans Table The table below includes amounts from the Company’s registered and non-registered defined contribution plans. NAME ACCUMULATED VALUE AT START OF YEAR (C) COMPENSATORY AMOUNTŻ (C) NON-COMPENSATORY AMOUNTŻ2 (C) ACCUMULATED VALUE AT YEAR END (C) Tracy RSFinWSn 0 2,0 ,3 ,8 EHQSnH HarriW 0 ,0 2,22 3,23 DSQiniUYe MalenJant 8,2 23,80 3,2 3,88 RSFert Reilly 2,8 23,3 3,2 2,883Ż3 (1) Represents employer contributions and notional contributions in the non-registered defined contribution plan. (2) Represents employee contributions and, if any, investment gains and losses and notional investment credits and losses. (3) Accumulated value for Mr. Reilly is as of his departure in November 2022. Non-Registered Plans Table The following table provides the total present value of CN’s non-registered defined benefit and defined contribution plans. These amounts were determined using the actuarial assumptions disclosed in Note 18 — “Pensions and Other Post-retirement Benefits”, on page 99 of the 2022 Annual Report and in Note 17 — Pensions and Other Post-retirement Benefits, on page 96 of the 2021 Annual Report, available on the Company’s website at www.cn.ca and on SEDAR at www.sedar.com. Amounts include the value of pension benefits for active, deferred and retired executive and senior management participants for 2022. PLANS OPENING PRESENT VALUE OF &ENEFIT O&LIGATION (C) CLOSING PRESENT VALUE OF &ENEFIT O&LIGATION (C) Non6egistered (eƼned BeneƼt 4lans in Canada and the 9.S. 0,00,000Ż 3,00,000Ż2 Non6egistered (eƼned Contribution 4lans in Canada and the 9.S. 8,2,000 8,8,000 (1) The opening present value of benefit obligation for the SRS has been revised upwards by C$400,000 following a subsequent adjustment made to benefit payments. (2) The decrease in the present value at the end of 2022 for defined benefit plans was mainly due to an increase in the discount rate and the impact of benefit payments. This was partially offset by benefit accruals, interest on the benefit obligation, experience losses and an increase in the currency exchange rate. Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 77 2023-03-13 19:53

CN | Management Information Circular 2023 78 Termination and Change of Control Benefits The Company does not have contractual arrangements or other agreements in connection with termination, resignation, retirement, Change of Control or a change in responsibilities of a NEO, other than as described below with respect to the President and CEO, and other than the conditions provided in the compensation plans, and summarized as follows: RESIGNATION INVOLUNTAR= TERMINATION RETIREMENTŻ3 CHANGE OF CONTROL TERMINATION FOR CAUSE Annual Incentive Bonus 4lan *orfeits eligibility for the plan Entitled to a bonus based on corporate, safety and strategic performance metrics and prorated on active service in plan year minimum of three months Entitled to a bonus based on corporate, safety and strategic performance metrics and prorated on active service in plan year minimum of three months , subNect to providing a threemonth notice period prior to retirement No speciƼc provision *orfeits eligibility for the plan StocO OptionsŻ All stocO options are cancelled +rants made before ..anuaryɸ20 Continued vesting for three months E\ercise of vested stocO options [ithin three months or other[ise forfeited SubNect to compliance [ith the noncompete nonsolicitation and conƼdentiality provisions +rants made since ..anuaryɸ20 E\ercise of vested stocO options upon involuntary termination [ithin three months or other[ise forfeited SubNect to compliance [ith the noncompete nonsolicitation and conƼdentiality provisions +rants made before .anuaryɸ2020 continued vesting for three years if the e\ecutive remains in continuous and active service until the last day of the year in [hich the grant [as made e\ercise of vested stocO options [ithin three years or other[ise forfeited +rants made since .anuaryɸ2020 continued vesting for four years if the e\ecutive remains in continuous and active service until the last day of the year in [hich the grant [as made e\ercise of vested stocO options [ithin four years or other[ise forfeited SubNect to compliance [ith the noncompete, nonsolicitation and conƼdentiality provisions If proper substitute is granted, immediate vesting [ould occur only if participant is terminated [ithout cause or resigns for good reasonŻ2 [ithin t[o years of the Change of Control All stocO options are cancelled 4erformance Share 9nitsŻ All 4S9s are cancelled +rants made since .anuaryɸ20 4artial payout if performance measures are met and prorated based on the numberɸof months of active service during the plan period SubNect to compliance [ith the noncompete, nonsolicitation and conƼdentiality provisions *ull payout if performance measures are met and if the e\ecutive remains in continuous and active service until Marchɸ3ɸof the year follo[ing the year in [hich the grant [as made SubNect to compliance [ith the noncompete, nonsolicitation and conƼdentiality provisions If proper substitute is granted, immediate vesting [ould occur only if participant is terminated [ithout cause or resigns for good reasonŻ2 [ithin t[o years of the Change of Control All 4S9s are cancelled (eferred Share 9nits 4ayment of all vested units, including the vested Company matched (S9s 4ayment of all vested units, including theɸvested Companymatched (S9s 4ayment of all vested units, including theɸvested Companymatched (S9s Immediate vesting of unvested Companymatched (S9s 4ayment of all vested units, including the vested Company matched (S9s 6egistered 4ension 4lans 4ayment of vested beneƼts 4ayment of vested beneƼts 4ayment of vested beneƼts 4ayment of vested beneƼts 4ayment of vested beneƼts Non6egistered 4ension 4lans and ArrangementsŻ1 4ayment of vested beneƼts 4ayment of vested beneƼts SubNect to compliance [ith the noncompete, nonsolicitation and conƼdentialityɸprovisions 4ayment of vested beneƼts SubNect to compliance [ith the noncompete, nonsolicitation and conƼdentialityɸprovisions 4ayment of vested beneƼts 4ayment of vested beneƼts, e\cept for S6S beneƼts [hich are forfeited (1) In the event of resignation, involuntary termination, retirement or Change of Control, the payment of awards or vested benefits is subject to certain non-compete, non-solicitation, non-disclosure of confidential information and other restrictive provisions as per the respective plan rules and arrangements. (2) A resignation for good reason may take place only during the 24 months following a Change of Control if (i) the executive is required to relocate one’s office or home base to a location that is outside a 100-kilometer radius of one’s office or home base immediately prior to the Change of Control or (ii) the executive is assigned a set of responsibilities and/or the employment or continued employment of the executive on terms and conditions that are not the substantial equivalent of such executive’s set of responsibilities and/or terms and conditions of employment in effect immediately prior to the Change of Control. (3) For awards made in 2019 and after, the retirement definition (previously 55 years of age and 5 years of continuous service) for the PSUs and the Stock Options has been changed to the earlier of (i) 55 years of age and 12 years of continuous service, or (ii) 60 years of age and 7 years of continuous service. The same definition also applies to the AIBP starting on January 1, 2020. Involuntary Termination In the event of an involuntary termination, a NEO would receive a severance amount generally in line with applicable legal requirements, except for Ms. Robinson, for which the provision is described below. No incremental amounts would be payable. Share-based awards, option-based awards and other benefits will be treated according to the terms of the plans under which they were granted, as described in the summary “Termination and Change of Control Benefits” table on page 78. President and CEO CN has provided Ms. Robinson with certain severance and other termination provisions deemed to be appropriate in the circumstances surrounding her recruitment as President and CEO. Pursuant to her employment arrangement, Ms. Robinson would receive a cash severance amount in the event of an involuntary termination without cause equal to two times annual base salary plus two times target annual bonus under AIBP payable over a 24-month period. Retirement On December 31, 2022, as per plan text, Ms. Robinson was eligible for retirement under the registered defined contribution plan but would have forfeited her DC SERP had she retired on December 31, 2022. Had Mr. Harris retired on December 31, 2022, he would have been eligible to receive his accumulated 401(k) account balance. Additionally, Mr. Harris continues to receive his monthly retirement benefits from the CN US defined benefits plans. His retirement benefits were accrued during his prior employment with CN and started upon his retirement from CN in 2007. Messrs. Houle and MacDonald were eligible for retirement, but Mr. Houle did not have sufficient service for unreduced retirement benefits under the defined benefit plans. Had Mr. Malenfant retired on December 31, 2022, he would have been eligible to receive his accumulated registered defined contribution plan and DC SERP account balance. Had Ms. Robinson, Messrs. Houle, Harris, Malenfant and MacDonald retired on December 31, 2022, no other material payments or benefits would have been payable. Share-based awards, option-based awards and other benefits are treated according to the terms of the plans under which they were granted, as described in the summary “Termination and Change of Control Benefits” table on page 78. Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 78 2023-03-13 19:53

CN | Management Information Circular 2023 79 Change of Control The following table shows the incremental benefits that NEOs would have been entitled to had there been a Change of Control on December 31, 2022. NAME SHARE UNITS PLANŻ (C) STOCK OPTIONSŻ (C) DEFERRED SHARE UNITSŻ2 (C) TOTAL (C) Tracy RSFinWSn – – – – ..ean.acUYeW RYeWt GLiWlain HSYle – – – – EHQSnH HarriW DSYK MacDSnalH – – – – DSQiniUYe MalenJant – – 22,338 – RSFert Reilly – – 23, – (1) A NEO would be eligible for immediate vesting only if no proper substitute is granted, or if the executive is terminated without cause or resigns for good reason within two years of the Change of Control. (2) A NEO would be eligible for immediate vesting of the unvested Company-matched deferred share units allocated to an executive following the deferral of compensation in previous years (see “Deferred Compensation Plans” section on page 75 for a description of the VIDP). The value shown is equal to the number of deferred share units that would vest multiplied by the closing share price of common shares on December 31, 2022 (C$160.84). Currency Exchange Information Compensation disclosed in the “Statement of Executive Compensation” section that is paid in U.S. dollars was converted to Canadian dollars using the following currency exchange rates: EXCHANGE RATE USED ACTUAL RATE US ! CX Salary All other compensation A:E6A+E 6A8E (96IN+ 8,E =EA6 2022 .303 202 .23 2020 .3 Annual incentive bonus plan ;,EN BON9S IS EA6NE( I.E. (ECEMBE6ɸ3 (ecemberɸ3, 2022 .3 (ecemberɸ3, 202 .23 (ecemberɸ3, 2020 .22 4ension value, :alue of une\ercised inthemoney options, MarOet value of sharebased a[ards that have not vested, Nonequity incentive plan compensationŻƁŻ:alue earned during the year, 8ermination scenariosŻƁŻincremental costs (ECEMBE6ɸ3ɸ(ECEMBE6ɸ3ɸO* 46IO6 =EA6 *O6 4ENSION :A09E (ecemberɸ3, 2022 .3 (ecemberɸ3, 202 .23 (ecemberɸ3, 2020 .22 (ecemberɸ3, 20 .20 Optionbased a[ardsŻƁŻ:alue vested during the year AC89A0 :ES8IN+ (A8E O* A440ICAB0E +6AN8S Septemberɸ, 2022 .3 Augustɸ, 2022 .282 ..ulyɸ2, 2022 .288 ..uneɸ2, 2022 .28 ..anuaryɸ3, 2022 .208 ..anuaryɸ30, 2022 .20 ..anuaryɸ28, 2022 .20 ..anuaryɸ2, 2022 .22 Compensation (iscussion and Analysis CN-40 Book - Circulaire 2023 - EN.indb 79 2023-03-13 19:53

CN | Management Information Circular 2023 80 Securities Authorized for Issuance Under Equity Compensation Plans The table below indicates, as at December 31, 2022, certain information with respect to the Company’s Management Long-Term Incentive Plan. PLAN CATEGORY NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (#) WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (C$) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN THE FIRST COLUMN) (#) Equity compensation plans approved by securityholders 3,284,231 119.08 13,323,695 Equity compensation plans not approved by securityholders Nil Nil Nil TOTAL 3,284,231 119.08 13,323,695 Indebtedness of Directors and Executive Officers As at the date hereof, there was no outstanding indebtedness of current and former directors or officers of the Company and its subsidiaries, whether entered into in connection with the purchase of common shares of the Company or otherwise. Interest of Informed Persons and Others in Material Transactions The management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director or any associate or affiliate of any “informed person” (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) or proposed director in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its affiliates or subsidiaries. Shareholder Proposals Shareholder proposals to be considered at the 2024 annual meeting of shareholders must be received at the head office of the Company between November 27, 2023 and January 25, 2024, to be included in the Information Circular for such annual meeting. Availability of Documents The Company is a reporting issuer in Canada and the U.S. and is required to file various documents, including an annual information form and financial statements. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on SEDAR at www.sedar.com and on the SEC website at www.sec.gov through EDGAR, or may be obtained on request from the Corporate Secretary of the Company by calling (514) 399-7091 or Investor Relations at (514) 399-0052. Approval The Board of Directors of the Company has approved the contents of this Information Circular and its sending to the shareholders of the Company. Cristina Circelli Vice-President Corporate Secretary and General Counsel March 7, 2023 Other Information Other Information CN-40 Book - Circulaire 2023 - EN.indb 80 2023-03-13 19:53

CN | Management Information Circular 2023 81 The Board has oversight responsibility for the stewardship of CN and its business and is accountable to shareholders for the performance of CN. The Board has clearly delineated its role and the role of management. The role of the Board is to supervise the management of CN’s business and affairs, with the objective of creating value for shareholders and taking into account the interests of other stakeholders. Management’s role is to conduct the day-to-day operations in a way that will meet this objective. The Board, in consultation with management, establishes and is responsible for the company’s strategic direction and its overall policies. In doing so, the Board provides governance and stewardship to CN which consists of reviewing corporate strategy, assigning responsibility to management for achievement of that strategy, establishing limitations on the authority delegated to management and overseeing performance against approved objectives. The Board regularly reviews CN’s strategic plan to ensure that it continues to be responsive to the changing business environment in which CN operates. The Board has decision making responsibility and approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation and CN’s Articles of Continuance and By-laws. The Board may assign to Board committees the prior review of any issues it is responsible for, or as required by applicable laws. The Board can delegate approval of matters to a committee or seek a recommendation from a committee for approval by the Board. The Board has delegated the approval of certain matters to management pursuant to its Standing Resolutions on Delegation of Authority, as amended from time to time. The Board shall meet at least seven times a year and as necessary. Among its activities that derive from its stewardship and decision-making responsibilities, are the following responsibilities: Schedule “A” | Mandate of the Board A. Strategic Planning • Strategic Planning. The Board will, in consultation with management, establish and approve CN’s strategic direction and objectives. In this regard, the Board will: • adopt a strategic planning process and oversee the formulation of CN’s strategic direction; • review and approve, on at least an annual basis, CN’s strategic plan and framework which take into account, among other things, the opportunities and risks of the business, emerging trends, and the competitive environment in the industry; • develop an in-depth knowledge of the business, understand and question the assumptions underlying CN’s strategic and business plans and framework and reach an independent judgment as to the probability that the strategic plan and framework can be realized; • review and approve all major initiatives, corporate decisions and transactions, as well as applicable funding transactions; • approve strategic and business plans and policies within which management will operate in relation to capital expenditures, acquisitions and dispositions; and • monitor the implementation and effectiveness of the execution and fulfillment of CN’s approved strategic and business plans and policies. • Corporate Performance Evaluation. Having regard to CN’s broad strategic objectives, the Board will review and, if advisable, approve goals or metrics against which corporate performance will be measured. In this regard, the Board will: • determine, from time to time, the appropriate criteria, targets and budgets against which to evaluate corporate and executive performance; • monitor and evaluate performance against such criteria; and • review and approve management’s operational plans so that they are consistent with CN’s long-term goals. B. Executive Oversight • Succession Planning. The Board shall oversee the succession planning processes of CN and shall choose the President and Chief Executive Officer (the “President and CEO”) and oversee the process for the selection of the President and CEO and each of the executive officers and their development. The Board shall monitor and review the performance of the President and CEO and of the executive officers who report directly to the President and CEO taking into consideration Board expectations and fixed objectives and is kept informed of the performance of all other executive officers. The Board shall approve the President and CEO’s corporate strategic goals and objectives and approve annually the compensation of the President and CEO and each of the executive officers who report directly to the President and CEO. • Appointment of Officers. The Board shall appoint as officers of the Company all the executive officers as well as, pursuant to CN’s By-Laws, the Treasurer and Corporate Secretary and, from time to time, such other executive management, as it deems appropriate. • Management Incentives. The Board shall, through the HRC Committee, ensure that an appropriate portion of the President and CEO and executive management compensation is tied to both the short and longer-term performance of CN and aligned to the Company’s strategic goals and objectives. • Training and Retention. The Board shall take all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit the highest standards of competence and integrity. Schedule A CN-40 Book - Circulaire 2023 - EN.indb 81 2023-03-13 19:53

CN | Management Information Circular 2023 82 C. Corporate Governance • Governance. The Board shall monitor and review CN’s corporate governance policies and practices. In this regard, the Board will: • annually review and approve its mandate; • monitor the size and composition of the Board to favour effective decision-making; • ensure that a majority of CN’s directors have no direct or indirect material relationship with CN and determine who, in the reasonable opinion of the Board, are independent pursuant to applicable legislation, regulation and listing requirements; • develop appropriate qualifications and criteria for the selection of Board members, including criteria for determining director independence; • approve the list of Board nominees for election by shareholders and fill Board vacancies, as applicable; • adopt and review orientation and continuing education programs for directors; • oversee the disclosure of a method for interested parties to communicate directly with the Board Chair or with the non-executive directors as a group; • ensure a Board succession and renewal plan is in place; • take all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout CN; • monitor and review, as appropriate, CN’s approach to governance issues and monitor and review, as appropriate, CN’s Corporate Governance Manual and policies and measures for receiving shareholder feedback; and • take all reasonable steps to ensure the highest quality of ethical standards, including reviewing, on a regular basis, the Code of Business Conduct applicable to CN’s directors, its President and CEO, senior financial officers, other executives and employees, monitoring compliance with such code, approving any waiver from compliance with the code for directors and executive officers and ensuring appropriate disclosure of any such waiver, including transactions involving CN and related parties. • Committees. The Board shall establish such committees as it deems necessary or desirable, to assist it in the fulfillment of its duties and responsibilities. In this regard, the Board will: • develop and review as appropriate such mandates as the Board may determine and delegate from time to time to such committees or other persons any of the Board’s responsibilities that lawfully may be delegated; • appoint the Chair from among the independent directors; • appoint members of each committee of the Board, in consultation with the relevant committee chair; and • consider recommendations of the GSS Committee from time to time regarding the composition and mandates of the committees of the Board. • Position Descriptions. The Board shall develop, adopt and regularly review position descriptions for the Chair of the Board and committee chairs. • Director Evaluation. The Board shall develop appropriate qualifications and criteria for the regular performance assessment of the Board, Board committees, Board and committee chairs and individual directors and determine their remuneration. D. Risk Management, Financial Matters, Internal Controls • Risk Management. The Board shall, through the AFR Committee, ensure that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of CN’s business and strategy, including climate change and other environmental, social and governance risks. The Board shall satisfy itself as to the effective oversight of risk management of individual risks, through the receipt of periodic reporting from the Chair of the AFR Committee and the Chairs of such other Committees of the Board which have been delegated responsibilities for specific risks. • Financial Reporting and Internal Controls. The Board shall, through the AFR Committee, monitor the quality and integrity of CN’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing: • the integrity and quality of CN’s financial statements and other financial information and the appropriateness of their disclosure; • the review of the AFR Committee on external auditors’ independence and qualifications; • the performance of CN’s internal audit function and of CN’s external auditors; and • CN’s compliance with applicable legal and regulatory requirements (including those related to environment, safety and security). • Communications. The Board shall adopt communications and disclosure policies and monitor CN’s investor relations programs. E. Sustainability, Safety and Security • Sustainability, Safety and Security Policies and Practices. The Board shall, through the GSS Committee, monitor and review CN’s sustainability, safety and security policies and practices. In this regard, the Board will: • evaluate on an ongoing basis, the Company’s sustainability strategy, targets, and performance against targets, and whether CN’s resources are being managed in a manner consistent with ethical considerations and stakeholder’s interests and in order to enhance shareholder value; • assess and monitor CN’s overall sustainability and environmental, safety and security policies and practices, including CN’s Climate Action Plan and the company’s progress against its set targets under such plan; and • as part of the strategic planning process, evaluate and review public issues of significance that may affect CN’s business, operations and stakeholders, including social, political and environmental trends and both the opportunities and risks to CN’s business that each presents. • Reports and Recommendations. The Board shall receive periodic reports and recommendations from management and the GSS Committee with respect to CN’s overall sustainability and environmental, safety and security policies and procedures and any related issues and management’s response thereto. F. Pension Fund Matters • Pension Policies and Practices. The Board shall, through the Pension and Investment Committee (the “PI Committee”), monitor and review, as appropriate, CN’s pension fund policies and practices, including the investment policies of the Canadian National Railway Pension Trust Funds or any other pension trust fund established in connection with a new pension plan or any other pension plan offered or administered by CN (“CN’s Pension Trust Funds”). • Budget. The Board shall, through the PI Committee, approve the annual budget of the Investment Division of CN’s Pension Trust Funds. Schedule A CN-40 Book - Circulaire 2023 - EN.indb 82 2023-03-13 19:53

CN | Management Information Circular 2023 83 The following are reports of each Board committee for committee meetings held during 2022 and up to March 7, 2023. These reports provide details on the activities of each committee but are not meant to be exhaustive. The Charter of each Committee is available in our Corporate Governance Manual available on our website at www.cn.ca. Schedule “B” | Reports of the Committees Report of the Audit, Finance and Risk Committee The role of the Audit, Finance and Risk Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s financial reporting, monitoring risk management, internal controls and internal and external auditors. CURRENT MEMBERS Margaret A. McKenzie (Chair), Shauneen Bruder, Robert Knight, Michel Letellier, Jo-ann dePass Olsovsky and Robert L. Phillips. Highlights The Audit, Finance and Risk Committee, in accordance with its mandate: Financial Information • reviewed and approved annual and quarterly results, Management’s Discussion and Analysis and the earnings press releases of the Company; • reviewed the independent auditors’ reports on the consolidated financial statements and the internal controls over financial reporting of the Company, and on the financial statements of CN’s Pension Trust Funds; • reviewed financial information contained in the Annual Information Form, the Form 40-F and other reports requiring Board approval; • reviewed and approved the Audit, Finance and Risk Committee Report and other information appearing in the Information Circular; • reviewed the compliance of management’s certification of financial reports with applicable legislation; • reviewed, with the external auditors and management, the quality, appropriateness and disclosure of the Company’s critical accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto; • reviewed judgments made in connection with the preparation of the financial statements, if any, including analyses of the effect of alternative generally accepted accounting principles and/or methods; • reviewed with external auditors and management, changes in accounting for CN’s pension plans and other postretirement benefits; and • held private meetings with certain members of management. Internal Auditors • reviewed and approved the Internal Audit Plan and Internal Audit Charter; • monitored the Internal Audit function’s performance, its responsibilities, staffing, budget and the compensation of its members; and • held private meetings with the Chief, Internal Audit. External Auditors • reviewed and approved the results of the external audit; • conducted a comprehensive review of the Company’s external auditors; • recommended to the Board the appointment and terms of engagement of the Company’s external auditors; • evaluated, remunerated and monitored the qualifications, performance and independence of the external auditors; • reviewed the external auditors’ audit planning report; • discussed, approved and oversaw the disclosure of all audit, review and attest services provided by the external auditors; • determined which non-audit services the external auditors are prohibited from providing, and pre-approved and oversaw the disclosure of permitted non-audit services by the external auditors to the Company, in accordance with applicable laws and regulations; • reviewed the formal statement from the external auditors confirming their independence and reviewed hiring policies for employees or former employees of the Company’s external auditors; and • held private meetings with external auditors. Schedule B CN-40 Book - Circulaire 2023 - EN.indb 83 2023-03-13 19:53

CN | Management Information Circular 2023 84 Risk Management • reviewed the Company’s risk assessment, including risk oversight and risk management policies under the Enterprise Risk Management program, including information technology risk management, climate risk management, human capital risk management, and business interruption management; • assisted the Board with the oversight of the Company’s compliance with applicable legal and regulatory requirements; • monitored updates on new proposed rules for enhanced climate-related disclosure; • reviewed and monitored information technology updates; and • oversaw the Company’s cybersecurity program for operations and information technologies. Internal Control • received management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control; • reviewed procedures established for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and employee concerns regarding accounting or auditing matters; and • reviewed minutes of the Corporate Disclosure Committee meetings. Financial Policies and Strategy • provided oversight with respect to CN’s capital structure, cash flows and key financial ratios; • made recommendations to the Board with respect to the Company’s financial policies and practices and financial matters affecting the Company including the Company’s Capital Allocation Strategy and Capital Budget; • reviewed CN’s strategy regarding distributions to shareholders, including strategy with respect to dividends and share repurchases; • monitored general economic and industry developments; • reviewed and recommended for approval changes to the Short Term Investment Guidelines to increase counterparty credit limits; and • reviewed the Company’s credit ratings and monitored the Company’s activities with respect to credit rating agencies. Financing • reviewed the Company’s liquidity position, including the Company’s capital expenditures, capital structure, financing plan and short-term investments; • reviewed and recommended a shelf prospectus for the issuance of an aggregate principal amount of C$6 billion of debt securities; • reviewed extensions of the Company’s revolving credit facilities; • reviewed extension of the Accounts Receivable Securitization Program; • reviewed and recommended an increase of the Company’s commercial paper programs; • reviewed and recommended a new C$1B credit facility and reviewed its extension; and • approved potential debt offerings and related hedging transactions. Financial Activities • reviewed extensions of the Company’s committed letter of credit facilities; • reviewed Treasury and transactional activities; • reviewed decisions related to derivative financial instruments; • reviewed and recommended new share repurchase programs and reviewed related repurchasing approaches and progress reports; • made recommendations to the Board with respect to the declaration of dividends; • reviewed and recommended for approval the award of material procurement and supply management contracts; • reviewed and approved the rolling three-year sourcing strategy and reviewed progress made under such plan; • reviewed, recommended and monitored significant capital and other expenditures for strategic projects, equipment and rail infrastructure, as well as material purchases of products and services; • reviewed the 2023–2025 business plan and the 2023 capital budget of the Company; • oversaw internal auditors reports on post-completion audits of selected capital projects approved by the Board; and • reviewed and recommended the continued use of the end user exemption for derivative instruments under the Dodd-Frank Act. Committee Performance • reviewed the processes in place to evaluate the performance of the Audit, Finance and Risk Committee. Other • monitored the tax affairs of the Company. Submitted by the members of the Audit, Finance and Risk Committee. Schedule B CN-40 Book - Circulaire 2023 - EN.indb 84 2023-03-13 19:53

CN | Management Information Circular 2023 85 Report of the Governance, Sustainability and Safety Committee The role of the Governance, Sustainability and Safety Committee is to assist the Board in fulfilling its oversight responsibilities in relation to governance, safety and sustainability which include developing, reviewing and monitoring criteria for selecting directors, reviewing the corporate governance guidelines applicable to the Company, overseeing policies, practices and metrics relating to ESG, including those related to Equity, Diversity and Inclusion, and assessing and monitoring CN’s environmental, safety and security policies and practices, including CN’s Climate Action Plan. CURRENT MEMBERS Robert L. Phillips (Chair), Shauneen Bruder, David Freeman, Denise Gray, Justin M. Howell, Michel Letellier and Margaret McKenzie. Highlights The Governance, Sustainability and Safety Committee, in accordance with its mandate: Composition of the Board and its Committees • reviewed the size and composition of the Board and assisted the Board in determining Board Committee size, composition and mandate; • reviewed and recommended updates to the Corporate Governance Manual; • reviewed the Board’s diversity targets; • reviewed directors’ independence and financial literacy; • reviewed criteria for selecting directors and assessed the competencies and skills of the Board members in relation to the Company’s circumstances and needs; • identified Board candidates with a focus on the Board’s desired skills and competencies, geographical representation and the Board’s diversity target, and recommended director nominees for the next annual meeting of shareholders; and • reviewed director succession and board renewal and evergreen list. Performance of the Board and its Committees • reviewed the performance of the Board, Board Committees, Board and Committee Chairs and Board members, including reviewing the Board, Committee, and Chair evaluation process and the development of Information Circular questionnaires. Director Compensation • reviewed the compensation of non-executive Board members. Continuing Education for Directors • monitored and reviewed the Company’s orientation and continuing education programs for directors. Corporate Governance Initiatives • reviewed and recommended changes to the Company’s corporate governance guidelines and monitored disclosure of such guidelines in accordance with applicable rules and regulations; • monitored developments, proposed rule changes and amendments to securities laws, disclosure and other regulatory requirements; • assisted the Board with the oversight of the Company’s corporate governance and monitored legal and regulatory requirements, as well as best practices; • reviewed and recommended the approval of the Director Independence Protocol; • reviewed, monitored and oversaw compliance with CN’s Code of Business Conduct; • reviewed progress reports on diversity and inclusion and reviewed CN’s Diversity Policy with respect to Director and Executive Management positions; • reviewed the annual report of CN’s Ombudsman; • reviewed adherence to the Company’s Aircraft Utilization Policy; • reviewed the Company’s corporate disclosure, including the Information Circular, the Annual Information Form, and the Annual Report; • recommended to the Board a date and location for the annual meeting of shareholders; and • monitored the Investor Relations Program and reviewed feedback from shareholders and shareholder associations. Sustainability • oversaw the review of the Company’s safety performance and related management action plans, and ensured safety initiatives were fully aligned with and reinforced CN’s safety culture and goal of being the safest Class I railroad in North America; • monitored the Company’s decarbonization strategy including the Company’s Climate Action Plan; • reviewed the Company’s business plan to ensure that environmental, safety and human capital concerns and opportunities are taken into consideration therein; • reviewed all significant safety and security matters; • reviewed Canadian and U.S. environmental and safety, legal and regulatory developments of importance to the Company; and • oversaw the Company’s Environmental, Sustainability, and Governance disclosures, including CN’s Climate Action Plan Report for inclusion in CN’s Information Circular, the 2022 CDP Climate Change Response Report, and the 2021 TCFD Report. Donations and Sponsorship • reviewed and approved the Company’s general donations and sponsorships strategy and goals; • reviewed and approved the Company’s budget for donations and sponsorships; and • reviewed the Railroaders in the Community Program. Committee Performance • reviewed the processes in place to evaluate the performance of the Governance, Sustainability and Safety Committee. Other • monitored developments regarding CN’s Indigenous Advisory Council. Submitted by the members of the Governance, Sustainability and Safety Committee. Schedule B CN-40 Book - Circulaire 2023 - EN.indb 85 2023-03-13 19:53

CN | Management Information Circular 2023 86 Report of the Human Resources and Compensation Committee The role of the Human Resources and Compensation Committee is to assist the Board in fulfilling its oversight responsibility of monitoring executive management’s performance assessment, compensation, succession planning and human resources practices. CURRENT MEMBERS Jo-ann dePass Olsovsky (Chair), Shauneen Bruder, Denise Gray, Justin M. Howell, Susan C. Jones and Robert Knight. Highlights The Human Resources and Compensation Committee, in accordance with its mandate: Succession Planning • analyzed succession pipeline to mitigate risk and bring greater emphasis on diverse talent, including in-depth functional talent reviews; • reviewed leadership teams and functional organizational structures to ensure strong incumbent fit, including supplementing talent and skills with external hires; and • identified how best to monitor performance and create key indicators to assess and measure delivery against value allocation. President and Chief Executive Officer Compensation • reviewed corporate goals and objectives relevant to the President and Chief Executive Officer, evaluated her annual performance based on those goals and objectives and recommended compensation based on this evaluation, for approval by the Independent Board members; and • reviewed performance objectives of the President and Chief Executive Officer. Appointment of Executive Management • recommended the appointment of executive management and approved the terms and conditions of their appointment and termination or retirement. Executive Compensation • reviewed the validity of the Company’s benchmark group used in determining the compensation of executives; • reviewed the evaluation of the direct reports of the President and CEO’s performance and recommended to the Board their compensation; • examined and reviewed elements of executive compensation and reported on compensation practices; • monitored any potential risks that could arise from CN’s compensation programs and practices, while ensuring proper risk identification and mitigation practices were in place; • reviewed performance of NEOs; • reviewed the Company’s annual performance as measured under the AIBP; • closely monitored bonus outlook and recommended to the Board payout under the AIBP, as well as PSU vesting outlook; and • reviewed and recommended proposed bonus targets and performance targets related to PSUs. Executive Compensation Disclosure • recommended for review and approval by the Board a report on executive compensation for inclusion in the Information Circular. Compensation Philosophy • monitored the compensation philosophy and policy that rewards the creation of shareholder value and reflects the appropriate balance between the short-and longer-term performance of the Company; and • monitored the Company policy relating to the positioning of total direct compensation for executives. Pension Plans • reviewed and recommended pension plan amendments. Human Resources Initiatives • monitored pension and strategic labour and social issues; • reviewed and discussed strategies for hiring, training, engaging, and developing talent with a focus on under-represented groups; • reviewed and discussed strategies for workforce planning; and • Reviewed culture and engagement strategies and programs. Committee Performance • reviewed the processes in place to evaluate the performance of the Human Resources and Compensation Committee; and • retained the service of independent compensation advisors to help it carry out its responsibilities and approved appropriate fees for such services. Submitted by the members of the Human Resources and Compensation Committee. Schedule B CN-40 Book - Circulaire 2023 - EN.indb 86 2023-03-14 16:20

CN | Management Information Circular 2023 87 Report of the Pension and Investment Committee The role of the Pension and Investment Committee is to review pension-related matters broadly, including, reviewing the activities of CNID, reviewing and approving CNID Incentive Plan and award payouts thereunder, advising CNID on investment of assets of CN’s Pension Trust Funds, approving certain of the investments made by CN’s Pension Trust Funds, and being informed of all matters related to pension liabilities or that are otherwise relevant in developing CN’s pension risk management strategy and pension plan design. The Pension and Investment Committee is a mixed committee composed of members of the Board of Directors as well as officers of the Company (not shown here). CURRENT MEMBERS Justin M. Howell (Chair), Shauneen Bruder, David Freeman, Susan C. Jones and Margaret A. McKenzie. Highlights The Pension and Investment Committee, in accordance with its mandate: • reviewed the activities of CNID and advised CNID on investment of assets of CN’s Pension Trust Funds in accordance with applicable policies and procedures; • reviewed and approved the Statements of Investment Policies and Procedures for CN’s pension plans along with their respective Policy Portfolios; • reviewed and approved the Investment Strategy of CNID; • reviewed and approved CNID Incentive Plan and any award payouts thereunder; • reviewed and approved the annual budget of CNID; • in conjunction with the President and Chief Executive Officer of CN, oversaw and determined the hiring, compensation, performance assessment, leadership development and succession planning of CNID executives, including the President and CEO of CNID, subject to the approval of the Human Resources and Compensation Committee and the Board, only as to the President and Chief Executive Officer of CNID; • approved the overall pension risk management strategy and reporting thereon to the Board; • oversaw implementation of the overall pension risk management strategy by the Pension Advisory Working Committee and CNID; • reviewed and recommended to the Board actuarial valuations and funding of CN’s pension plans; • reviewed management’s assessment of the effectiveness of internal controls relating to CN’s pension plans and the CN Pension Trust Funds; • reviewed and approved the governance structure of the management Pension Advisory Working Committee; • appointed members of the management Pension Advisory Working Committee and its Chair; • reviewed the ESG integration initiatives of CNID; and • reviewed the business strategy of the CNID. Committee Performance • reviewed the processes in place to evaluate the performance of the Pension and Investment Committee. Submitted by the members of the Pension and Investment Committee. Schedule B CN-40 Book - Circulaire 2023 - EN.indb 87 2023-03-13 19:53

CN | Management Information Circular 2023 88 National Instrument 52-110 — Audit Committees of the CSA requires issuers to include the charter of their audit committee and disclose information with respect to the composition, education and experience of the members of their audit committees, as well as all fees paid to external auditors in their annual information form. We comply with the requirements regarding composition and responsibilities, as summarized hereinafter, and we refer to our Annual Information Form — section “9.2 Audit Committee Disclosure” and “Schedule A” — available on SEDAR at www.sedar.com and on our website at www.cn.ca, under Investors for a description of the education and relevant experience of the Audit, Finance and Risk Committee members and with regards to the charter of our Audit, Finance and Risk Committee. The Audit, Finance and Risk Committee met seven times in 2022, and held in camera sessions at each meeting. The report of the Audit, Finance and Risk Committee, set forth in Schedule B of this Information Circular, outlines the major subject areas reviewed by the Committee during the year, in compliance with its mandate. Schedule “C” | Additional Audit, Finance and Risk Committee Disclosure Non-Audit Services The mandate of the Audit, Finance and Risk Committee provides that the Audit, Finance and Risk Committee determines which non-audit services the external auditors are prohibited from providing, approves audit services and pre-approves permitted non-audit services to be provided by the external auditors. CN’s Audit, Finance and Risk Committee and the Board of Directors have adopted resolutions prohibiting the Company from engaging KPMG LLP to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment advisor, or investment banking services and legal services and expert services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre- approved by the Audit, Finance and Risk Committee. Audit Quality and Comprehensive Review of External Auditor The Audit, Finance and Risk Committee oversees and monitors the qualifications, independence and performance of our external auditor. In 2022, the Audit, Finance and Risk Committee conducted a comprehensive review of CN’s external auditor to ensure audit quality as required by the Committee’s Mandate. The comprehensive review was prepared in accordance with guidance published by Chartered Professional Accountants Canada, the Institute of Corporate Directors and the Canadian Public Accountability Board. The review covered the five-year period ended December 31, 2021 with emphasis on the last two years. The comprehensive review was broader and deeper than the Audit, Finance and Risk Committee’s annual auditor assessment and focused on the following key factors affecting audit quality: • independence, objectivity and professional skepticism of the external auditor; • quality of the external auditor’s engagement team; and • quality of the communications and interactions between the Audit, Finance and Risk Committee and the external auditor. The comprehensive review was led by the Chair of the Audit, Finance and Risk Committee with discussion and review by the full Committee at three committee meetings in 2022. The Audit, Finance and Risk committee engaged CN’s internal auditor to collect data, conduct interviews and summarize findings in connection with the comprehensive review. In total, interviews were conducted with 19 participants including representatives from CN management, KPMG and Audit, Finance and Risk Committee members (including two former Chairs of the Committee). Both the interview questions and the additional documents and data collected were linked to an Audit Quality Indicators Framework to facilitate the Audit, Finance and Risk Committee’s review and discussion. The Audit, Finance and Risk Committee determined that a key consideration of the comprehensive review was to address any possible risk of institutional familiarity resulting from KPMG serving as the external auditor of CN since 1992. The Audit, Finance and Risk Committee reviewed this item through the following lenses: • Regulatory Requirements and Trends – in Canada and the USA, the regulatory requirement continues to be audit partner rotation every seven and five years, respectively, with a five year cooling off period. Recent publications and research in both countries continue to support this practice along with the periodic comprehensive review of the external auditor rather than broadening the statutory scope to require periodic audit firm rotation; • Audit Tenure Benchmarking – as part of the data gathered in connection with the comprehensive review, the auditor tenure of the top 25 TSX listed companies and the Class I North American Railroads was reviewed. In both cases the average audit tenure was greater than 25 years. • Analysis of audit partner rotation – the Audit, Finance and Risk Committee reviewed a detailed analysis of the partner rotation schedule including rotations and cooling off periods for each of the lead engagement partner as well as all other audit partners assigned to the CN audit to confirm that mandatory rotation schedules had been followed. The Audit, Finance and Risk Committee completed the comprehensive review in July 2022 and determined it was satisfied with the audit quality provided by KPMG. To further enhance the quality of the audit, the Audit, Finance and Risk Committee recommended the following improvements to the process: • Effective for 2022, the amount of non-audit services provided to CN by KPMG must be less than 25% of the total. This threshold will be reviewed annually by the Audit, Finance and Risk Committee as part of its ongoing oversight. • Audit partner rotation to include partners from offices other than Montreal, even if not required by rules, to further enhance audit partner independence. • Comprehensive review to be conducted every five years with annual assessments based on audit quality indicators following each audit. • Enhanced communication to shareholders and other stakeholder with respect to Audit, Finance and Risk Committee oversight of external auditor. Schedule C CN-40 Book - Circulaire 2023 - EN.indb 88 2023-03-13 19:53

CN | Management Information Circular 2023 89 Audit, Finance and Risk Committee Report Regarding Internal Control Over Financial Reporting The Audit, Finance and Risk Committee periodically received management’s report assessing the adequacy and effectiveness of our disclosure controls and procedures and systems of internal control in respect of the 2022 fiscal year. The Company’s external auditors, KPMG LLP, are responsible for performing an independent audit of our consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the U.S., and an independent audit of the effectiveness of internal controls over financial reporting, in accordance with the standards of the PCAOB. These audits serve as a basis for KPMG LLP’s opinions addressing whether the consolidated financial statements fairly present our financial position, results of operations, and cash flows in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”). The Audit, Finance and Risk Committee has discussed with KPMG LLP the matters required to be discussed by the PCAOB Auditing Standards No. 16 (Communication With Audit Committees) and Chartered Professional Accountants of Canada (“CPA”) Handbook — Assurance Section 260 (Communications With Those Charged With Governance) including matters relating to the conduct of the audit of our financial statements and the assessment of the effectiveness of our internal control over financial reporting under section 404 of the Sarbanes-Oxley Act. KPMG LLP provided the Committee with written disclosures and the letter required by Rule 3526 of the PCAOB. The Audit, Finance and Risk Committee has discussed with KPMG LLP the firm’s independence from the Company. A formal written statement describing all relationships between KPMG LLP and the Company was remitted to the Audit, Finance and Risk Committee and it includes a written confirmation that KPMG LLP are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and are independent public accountants with respect to the Company within the meaning of all relevant U.S. professional and regulatory standards, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act, and Rule 3520 of the PCAOB. Based on this review and these discussions, the Audit, Finance and Risk Committee recommended to the Board that the Company’s audited consolidated financial statements be filed with Canadian securities regulators and be included in the Company’s annual report on Form 40-F for the year ended December 31, 2022 filed with the SEC. Education and Relevant Experience of the Audit, Finance and Risk Committee Members The Board of Directors believes that the composition of the Audit, Finance and Risk Committee reflects a high level of financial literacy and experience. As required in the charter of the Audit, Finance and Risk Committee, all members of the Committee are financially literate, as such term is defined under Canadian and U.S. securities laws and regulations and the NYSE Corporate Governance Standards, and several members of the Committee meet all criteria to be designated as “audit committee financial expert” under the rules of the SEC. The Board has made such determination based on the education and experience of each Committee member. In determining if a director is an “audit committee financial expert”, the Board considers if the director is a person who has: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls and procedures for financial reporting; and (e) an understanding of audit committee functions. All members of the Audit, Finance and Risk Committee are financially literate and several members are audit committee financial experts. Schedule C CN-40 Book - Circulaire 2023 - EN.indb 89 2023-03-13 19:53

cn.ca PRINTED IN CANADA The Forest Stewardship Council® (FSC®) is an international certification and labelling system for products that come from responsibly managed forests, and verified recycled sources. Under FSC certification, forests are certified against a set of strict environmental and social standards, and fibre from certified forests is tracked all the way to the consumer through the chain of custody-certification system. CN shows its concern for protecting the environment through the use of certified paper. CN-40 Book - Circulaire 2023 - EN.indb 4 2023-03-13 19:53